SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 14, 2004

Alcan Inc.

(Exact name of Registrant as specified in its charter)

Canada
(State or other jurisdiction of incorporation)

1-3677	Inapplicable
Commission File Number	(I.R.S. Employer Identification No.)

1188 Sherbrooke Street West, Montreal, Quebec, Canada H3A 3G2
(Address of principal executive offices, including postal code)

(514) 848-8000
(Registrant's telephone number, including area code)

Item 5. Other Events

This current report on Form 8-K supplements Items 7 and 8 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 as filed on March 15, 2004 (the "Form 10-K"). These additions are made principally (i) as a result of the Registrant's adoption, effective January 1, 2004, of United States generally accepted accounting principles (GAAP) as its primary reporting standard for presentation of its consolidated financial statements, (ii) to reflect the Registrant's decision effective January 1, 2004 to expense stock options for all periods presented; (iii) to reflect the Registrant's recent decision to classify certain non-strategic Engineered Products segment assets as held for sale (see note 5 - Discontinued Operations and Assets Held for Sale to the consolidated financial statements); and (iv) to describe certain events occurring after March 15, 2004, the date on which the Registrant initially filed the Form 10-K (See note 34 – Subsequent Events to the consolidated financial statements). Prior to 2004, the Registrant prepared and filed its consolidated financial statements in accordance with Canadian GAAP with a reconciliation to U.S. GAAP. Corresponding changes are made to Management's Discussion and Analysis of financial condition and results of operations.

For a description of other material events occurring since March 15, 2004, please read the Registrant's reports filed with the Securities and Exchange Commission.

Exhibits:

23.1	Consent of PricewaterhouseCoopers LLP.
99.1	Management's Discussion and Analysis of Financial Condition and Results of Operations (revised Item 7 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003).
99.2	Restatement of Alcan Inc.'s 2003, 2002 and 2001 consolidated financial statements and notes (revised Item 8 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003).
99.3	Restatement of Quarterly Financial Data.
99.4	Restatement of Selected Historical Data.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALCAN INC.

BY: /s/ Roy Millington

Roy Millington
Corporate Secretary

Date: June 14, 2004

EXHIBIT INDEX

Exhibit Number   **Description**

(23.1)   Consent of PricewaterhouseCoopers LLP.

(99.1)   Management's Discussion and Analysis of Financial Condition and Results of Operations (revised Item 7 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003).

(99.2)   Restatement of Alcan Inc.'s 2003, 2002 and 2001 consolidated financial statements and notes (revised Item 8 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003).

(99.3)   Restatement of Quarterly Financial Data.

(99.4)   Restatement of Selected Historical Data.

EXHIBIT 23.1 - CONSENT OF PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers
Chartered Accountants
Rene-Levesque Boulevard West
Suite 2800
Montreal, Quebec
Canada H3B 2G4
Telephone +1 (514) 205 5000
Facsimile +1 (514) 205 5675

To the Shareholders of Alcan Inc.

In our opinion, the accompanying consolidated balance sheet and related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Alcan Inc. and its subsidiaries (Alcan) at December 31, 2003, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of Alcan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 4 to the consolidated financial statements, Alcan adopted Statement of Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations and Financial Accounting Standards Board Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others effective January 1, 2003, SFAS No. 142, Goodwill and Other Intangible Assets and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, effective January 1, 2002 and SFAS Nos. 133 and 138 Accounting for Derivative Instruments and Hedging Activities on January 1, 2001.

Alcan's consolidated financial statements for 2003, 2002 and 2001 were previously prepared using Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, to record stock-based compensation. As more fully described in Note 4 to the consolidated financial statements, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, to record stock-based compensation. Consequently, Alcan's consolidated financial statements for 2003, 2002 and 2001 have been restated in accordance with the retroactive restatement method under SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of SFAS No. 123.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Montreal, Canada

March 5, 2004 (except as to Note 4 and 5 and paragraph F of Note 32 which are as of June 11, 2004).

EXHIBIT 99.1 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (REVISED ITEM 7 TO REGISTRANT'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003)

OVERVIEW

The recovery of the world's major developed economies remained fragile through most of 2003, showing signs of sustained improvement only towards year-end. As a consequence, world demand growth for aluminum was muted and was fueled mainly by the continued rapid development of China's economy. While primary aluminum was in surplus in 2003, the excess of production over demand narrowed as the year progressed. For 2004, demand growth is expected to outstrip production increases, leading to a decline in industry inventories for the first time in three years.

The price of aluminum on the London Metal Exchange ended 2003 at US$1,605 per tonne, US$257 per tonne higher than at the start of the year. Unlike the situation for other base metals, the run-up in aluminum prices in the second half of the year did not reflect improved industry fundamentals but rather the pronounced weakening of the U.S. dollar. When viewed in terms of other currencies, aluminum prices showed little or no improvement year over year. In 2004, the anticipated decline in industry inventories is expected to provide a better price environment for aluminum.

For Alcan, it was a year of external challenges and significant accomplishments. The benefits from higher aluminum prices were offset in the Company's results by the negative impact of the U.S. dollar's depreciation. Likewise, ongoing initiatives to reduce costs were successful, but could not fully offset the external pressures driving increases in costs for pensions, fuel and recycled metal. In the opening months of 2004, the U.S. dollar has begun to firm and external cost pressures have largely abated although energy prices remain high.

During 2003, Alcan took a number of important steps in pursuit of its value-maximization agenda, including the acquisition of a flexible packaging business and two composites businesses, as well as signing a joint venture agreement for a smelter in China. However, the most significant development in 2003 was the acquisition at year-end of Pechiney, a leading international producer of aluminum and packaging products. This acquisition provides Alcan with considerably increased scale, enhanced technological resources and greater opportunities for profitable growth, particularly in the aerospace and packaging markets. While the addition of Pechiney further builds upon the stable earnings and cash flow foundation of Alcan's packaging business, it also brings greater earnings leverage to changes in aluminum prices.

The tables presented in Management's Discussion and Analysis exclude Pechiney, unless otherwise stated.

MARKET REVIEW

Western World* Primary Aluminum Balance

Demand
Total Western World aluminum consumption grew by an estimated 1.3% in 2003 to about 28.5 million tonnes (Mt). A second year of sub-par growth kept consumption from fully recovering to the record level of 29.4 Mt reached in 2000.   Of all aluminum consumed in 2003, 20.7 Mt was in the form of primary aluminum, which was up 5.7% over the prior year. The balance of 7.8 Mt was in the form of secondary/recycled metal. The higher rate of primary consumption largely reflected the growing influence of China on the aluminum market. During the year, increased scrap aluminum imports by China substantially reduced scrap availability in the Western World, pushing up prices for secondary alloys and spurring increased primary usage.   Western World primary smelters also took advantage of the higher prices by increasing the casting of secondary alloys.

In 2003, aluminum consumption was down in the Americas but up in other regions. A 100-thousand-tonne (kt) decline in the U.S. contributed to a drop of 1% in North America, the world's largest consuming region. Similarly, a 5.6% fall in Brazil was the leading contributor to the 2.7% decline in South America. Mixed results in Western Europe produced modest growth of 1%, while consumption in Russia registered a decline. In Asia, there were increases in every major country, which led to a 5.2% growth in that region. Chinese consumption is estimated to have grown an impressive 25.9%, following 12.2% growth in 2002.

Supply
Total Western World primary aluminum supply (production plus imports) increased 4.3% to 20.8 Mt in 2003. Of this, primary aluminum production represented 17.8 Mt, up 3.2% from the previous year, with the balance comprising 3.0 Mt of net imports from China and former Eastern Bloc countries (C.I.S.* and Eastern Europe).   During the year, a total of about 500 kt of primary capacity was idled or closed in the U.S., Ghana, Brazil, France and New Zealand, but this was more than offset by expansions in Mozambique, Norway, India, Brazil, and South Africa, a few of which came on stream ahead of schedule. Net imports were up significantly from both Russia and China, the latter largely in anticipation of a cut in export tax rebates effective for 2004.

*Defined as the world excluding the Commonwealth of Independent States (C.I.S.), Eastern Europe and China.

Western World Primary Aluminum Supply and Demand
Mt - Annualized

	Q1	Q2	Q3	Q4
Supply				
1999	19.4	19.5	19.7	19.9
2000	19.7	19.7	19.6	19.8
2001	19.7	19.5	19.1	19.2
2002	19.8	20.1	19.8	20.3
2003	20.4	20.8	20.9	21.4
Demand (seasonally adjusted)				
1999	19.6	19.2	19.4	19.9
2000	20.2	20.6	20.0	19.9
2001	18.9	18.8	19.1	18.8
2002	19.4	18.9	20.0	19.9
2003	20.7	20.5	20.6	20.9

Balance

With Western World primary aluminum demand increasing more quickly than supply, the surplus was about 155 kt in 2003, down from about 400 kt in 2002. By the end of the year, inventories held by the London Metal Exchange (LME), the New York Mercantile Commodities Exchange (COMEX) and aluminum producers had increased to approximately 4.5 Mt, or the equivalent of about 11 weeks of consumption. Driven primarily by the weakening U.S. dollar, the average 3-month LME aluminum price rose 5% in 2003 to $1,428/t, up from $1,365/t in the prior year.

Total Aluminum Inventories and Ingot Prices

	Q1	Q2	Q3	Q4
LME 3-month price (US$/t)				
1999	1,212	1,332	1,471	1,535
2000	1,652	1,502	1,587	1,527
2001	1,562	1,511	1,404	1,337
2002	1,395	1,377	1,329	1,358
2003	1,392	1,379	1,420	1,521
Total inventories (IAI*, LME and COMEX) (kt)				
1999	3,931	3,833	3,967	4,001
2000	3,919	3,612	3,552	3,488
2001	3,743	3,799	3,887	3,910
2002	4,084	4,226	4,250	4,312
2003	4,401	4,290	4,438	4,535

* International Aluminium Institute

Outlook

In 2004, primary demand is expected to again rise more quickly than supply due to the continuing strength of China and better economic growth in the Western World.   Few major smelter expansions are scheduled to commence production this year in the Western World, though there will be a full year of production from those completed during 2003. Assuming an improving economic climate and lower exports from China and the former Eastern Bloc, the resulting forecast is a net reduction in total inventories of approximately 430 kt in 2004.

Western World Consumption

The pattern of Western World aluminum consumption growth varied by end-use market in 2003. Once again, transportation was the fastest growing market, as well as the largest end-use market for aluminum. While worldwide light vehicle production declined by 0.5%, consumption in this market was up 1.9% to 8.6 Mt, an indication of the continued penetration of aluminum in automobiles. Alcan's revenues from the transportation market increased by 13.7% to $1.0 billion.

Western World Consumption by End-use Market - 2003

Containers and Packaging	17%
Building and Construction	18%
Electrical	8%
Transportation	30%
Consumer Durables	6%
Machinery and Equipment	9%
Other	12%
Total	100%

Aluminum consumption in the containers and packaging market was down a slight 0.3% to 4.9 Mt. Can stock demand declined by 0.8% in 2003, led by an 8% fall in Brazil. Other packaging, principally foil, rose by 1% to 1.4 Mt. Alcan's revenues from the packaging and beverage can markets, which represent the largest share of the Company's revenues, increased by 14.1% to $5.9 billion.

Consumption in the building and construction sector rose 1.2% to 5.2 Mt. Although U.S. housing starts were up 8.4% in 2003 and reached a 25-year record, aluminum consumption was up only 0.5% in the U.S. due to material substitution and a weak commercial construction market. There was a sharp drop in the building and construction market in South America and only modest growth elsewhere. Alcan's revenues from building and construction increased by 8.6% to $1.0 billion.

The electrical market gave up virtually all of its gain from the previous year, dropping 0.7% in 2003 to 2.3 Mt. Small gains in the majority of countries were not enough to offset large declines in Brazil and Korea and a small decline in North America. Most private power projects in Brazil have been put on hold due to new government policies. Alcan's revenues from the electrical market declined by 5.7% to $0.5 billion.

Consumption in all other markets increased by 2.3% in 2003 to 7.5 Mt. This segment includes 2.4 Mt from the machinery and equipment market and 1.7 Mt from the consumer durables market. Alcan's revenues from these other markets, including aluminum ingot, increased by 9.6% to $5.2 billion.

Western World Consumption by Geographic Market - 2003

North America	34%
Europe	31%
Asia	27%
South America	5%
Africa and Oceania	3%
Total	100%

Alcan's Revenues by Geographic Market - 2003

North America	42%
Europe	46%
Asia/Pacific/Africa	9%
South America	3%
Total	100%

RESULTS OF OPERATIONS

Presentation of Financial Information

Alcan has historically prepared and filed its consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP) with a reconciliation to United States (U.S.) GAAP. Beginning January 1, 2004, the Company adopted U.S. GAAP as its primary reporting standard for presentation of its consolidated financial statements. The Company has adopted U.S. GAAP to enhance its communication with its shareholders, improve comparability of financial information with its competitors and peer group, and promote a common financial language within Alcan. The financial information contained in this Management's Discussion and Analysis (MD&A) is presented in accordance with U.S. GAAP.

During 2003, the Company's drive to maximize value resulted in decisions to sell certain non-core packaging and engineered products operations in order to release cash for higher value-creating opportunities. Even though these operations are not major business units, they are classified as held for sale and are treated as discontinued operations. Alcan will not have any significant continuing involvement in these operations after their disposal.

New accounting standards require that the operating results and any impairment charge for assets held for sale be disclosed separately as discontinued operations. Prior years' financial information has been reclassified to present these businesses as discontinued operations on the consolidated statement of income, as assets held for sale and liabilities of operations held for sale on the consolidated balance sheet and as cash flows from (used for) discontinued operations on the consolidated statement of cash flows. The financial information contained in the MD&A has been revised from the information presented in prior annual reports to reflect the reclassification. For further details, see note 5 of the consolidated financial statements - Discontinued Operations and Assets Held for Sale.

On December 15, 2003, Alcan acquired 92.2% of Pechiney, an international producer of aluminum and packaging products. As of February 6, 2004, Alcan had acquired the remaining shares of Pechiney such that it is now wholly owned by Alcan. The balance sheet of Pechiney is included in Alcan's consolidated financial statements as at December 31, 2003. Pechiney's results of operations and cash flows are included in Alcan's consolidated financial statements beginning January 1, 2004.

On May 14, 2004, Alcan announced the sale of the Boxal Group, a manufacturer of aluminum aerosol cans and part of Alcan Packaging. The sale was approved by the European Commission and was part of the mandated divestments arising from Alcan's acquisition of Pechiney in December 2003. The Boxal Group employs approximately 630 people at three manufacturing facilities in France, the Netherlands and Switzerland as well as a sales office in Germany.

On May 18, 2004, Alcan announced its intention to pursue a strategic spin-off to its shareholders of substantially all of the rolled products businesses held by Alcan prior to its acquisition of Pechiney (i.e. the Rolled Products Americas and Asia and Rolled Products Europe segments). Subsequent to the spin-off, Alcan will focus on developing its portfolio of low-cost alumina and primary aluminum businesses as well as its high value-added, high-growth specialty packaging, aerospace and engineered products businesses. Following the separation, the Company would have 78,000 employees globally and revenues of approximately $20 billion. The new rolled products company, which will be named at a later date, would be the world's largest aluminum rolling business by revenue and production volume. It is expected that the new company would be domiciled in Canada with its executive office in the United States. It would have approximately 10,000 employees worldwide. The shares of the new company are expected to be listed on the New York and Toronto stock exchanges. The proposed spin-off would be in the form a pro-rata distribution of common stock of the new company. It is intended that Alcan would retain its current dividend policy, and that the new company would have its own dividend policy in place at the time of the transaction. Completion of the proposed spin-off remains subject to regulatory, shareholder and definitive board approvals and is expected to be completed before year-end.

Income from Continuing Operations

	2003	2002	2001
Income (Loss) from continuing operations (US$M)	262	421	(60)
Foreign currency balance sheet translation and Other Specified Items (US$M)	(288)	(150)	(480)
LME (US$/t)	1,428	1,365	1,454

Net Income
Business conditions in 2003 were challenging, with Alcan's results negatively impacted by a number of external factors including a soft economic environment through most of the year, a weakening U.S. dollar and upward pressure on costs for pensions, fuel and recycled metal. Providing a counterbalance to these factors were higher LME prices, which rose in the second half in response to the decline in the U.S. dollar, benefits from ongoing cost initiatives and profits from newly acquired businesses.

Income from continuing operations was $262 million for the year, down $159 million from 2002. The deterioration largely reflected the negative effects of foreign currency balance sheet translation and an unfavourable year-over-year change in mark-to-market adjustments on the revaluation of certain derivative instruments, partially offset by a positive net year-over-year change in Other Specified Items. The Company estimates that the weakening of the U.S. dollar and higher external cost pressures reduced earnings by approximately $180 million in 2003.

In 2002, cost savings, increased shipment volumes, a higher-value product mix, lower interest expense, a favourable year-over-year change in mark-to-market adjustments on the revaluation of certain derivative instruments and the absence of goodwill amortization more than compensated for the adverse impact of lower LME prices and higher pension costs. Income from continuing operations was $421 million in 2002, compared to a net loss of $60 million in 2001. The earlier year was impacted by large restructuring and impairment charges that were part of Other Specified Items.

After including the results of discontinued operations and the cumulative effect of accounting changes, the Company's reported net income was $64 million in 2003 as compared to losses of $348 million in 2002 and $78 million in 2001. Discontinued operations include the results and impairment charges of the Ravenswood rolled products facility in the U.S. and certain non-core packaging and engineered products operations that the Company has designated as held for sale. After-tax results from discontinued operations were a loss of $159 million in 2003 compared to losses of $21 million and $6 million in 2002 and 2001, respectively.

Net income in 2003 was reduced by a charge of $39 million for the cumulative effect of an accounting change related primarily to costs for spent potlining disposal. The loss in 2002 included a charge of $748 million for the cumulative effect of an accounting change relating to goodwill impairment. The loss in 2001 included a charge of $12 million for the cumulative effect of an accounting change related to derivatives.

Net Income
(In millions of US$)

	2003	2002	2001
Included in income from continuing operations are:			
Foreign currency balance sheet translation	**(332)**	(41)	51
Other Specified Items:			
Restructuring charges	**(26)**	(36)	(104)
Asset impairments	**(46)**	(16)	(186)
Gain (Loss) from non-routine sales of assets, businesses and investments	**40**	19	(87)
Tax adjustments	**72**	(3)	12
Legal and environmental provisions	**(17)**	(76)	(167)
Pechiney financing-related gains	**65**	-	-
Purchase accounting adjustments related to in-process research and development	**(32)**	-	-
Other	**(12)**	3	1
Total Other Specified Items	**44**	(109)	(531)
Income (Loss) from continuing operations	**262**	421	(60)
Income (Loss) from discontinued operations	**(159)**	(21)	(6)
Cumulative effect of accounting changes	**(39)**	(748)	(12)
Net Income (Loss)	**64**	(348)	(78)

Foreign currency balance sheet translation effects arise from translating monetary items (principally deferred income taxes and long-term liabilities) denominated in Canadian and Australian dollars into U.S. dollars for reporting purposes. The significant weakening of the U.S. dollar in 2003 resulted in the Company recording translation losses of $332 million for the year as compared to losses of $41 million in 2002. In 2001, there were translation gains amounting to $51 million. Although balance sheet translation effects are primarily non-cash in nature, they can have a significant impact on the Company's net income.

Income from continuing operations for 2003 included a net after-tax gain of $44 million from Other Specified Items. The most significant items included a currency-related gain, net of financing costs, of $65 million on the funding of the Pechiney acquisition, favourable tax adjustments of $72 million primarily resulting from a change in tax legislation in Australia, and gains of $40 million mainly from the sales of assets in Japan, the U.K., Malaysia and Italy. These were partially offset by a $32-million write-off of in-process research and development related to research and development undertaken by Pechiney prior to the acquisition, environmental and legal provisions of $17 million mainly due to an environmental reserve for a site in the U.S. and impairment charges of $46 million. The latter included a goodwill impairment charge of $28 million in the extrusions businesses in Europe and asset impairment charges for certain operations in Europe and North America.

Income from continuing operations for 2002 included a net after-tax charge of $109 million from Other Specified Items. The largest of these items was a provision of $68 million for a ruling on a contract dispute with Powerex (a subsidiary of BC Hydro), $13 million for the impairment of certain businesses in Italy, charges of $21 million for the closures of the Burntisland specialty alumina plant and the Banbury R&D facility, both in the U.K., $17 million relating to other integration and restructuring costs and $15 million in other miscellaneous charges. These items were partially offset by an after-tax gain of $24 million on the sale of more than half of the Company's remaining portfolio investment in Nippon Light Metal Company, Ltd. (NLM).

In 2001, anticipating challenging economic conditions ahead, Alcan moved to safeguard its competitiveness by launching a restructuring program aimed at achieving annual pre-tax savings of $200 million. By the end of 2002, the Company had realized $178 million in cost reductions under the program and reached an annual run rate in excess of $200 million. Costs to implement the program were $270 million, half of which involved cash expenditures for redundancy, with the balance comprising non-cash items such as asset write-downs. Other Specified Items for 2001 included a loss on the disposal of operations in Jamaica of $90 million, charges related to the restructuring program of $104 million, asset impairment provisions of $186 million and increases to environmental reserves of $167 million. These charges were slightly offset by a favourable prior year tax adjustment of $12 million.

Revenues and Aluminum Volumes

	2003	2002	2001
Third-party sales and operating revenues (US$M)	**13,850**	12,483	12,545
Total aluminum volume* (kt)	**4,508**	4,424	4,237

*Includes ingot and rolled product shipments, conversion of customer-owned metal (tolling) as well as aluminum used in engineered products and packaging.

Sales and Operating Revenues

Sales and operating revenues were $13.9 billion in 2003, up 11% from 2002.   The increase reflected the additional revenues from the packaging and composites businesses acquired during the year, higher LME prices, higher alumina prices, increased ingot shipments and the impact of the stronger euro.

In 2002, sales and operating revenues were $12.5 billion, slightly lower than in 2001 as increased ingot and rolled products volumes along with the benefits of a stronger euro offset a 6% reduction in LME prices.

Revenues by Market - 2003

Packaging	29%
Aluminum Ingot	18%
Beverage Cans	14%
Building and Construction	8%
Electrical	4%
Transportation	7%
Other	20%
Total	100%

Sales Price Realizations

	2003	2002	2001
Ingot products (US$/t)	**1,605**	1,528	1,600
Rolled products (US$/t)	**2,529**	2,386	2,523
LME (US$/t)	**1,428**	1,365	1,454

Costs and Expenses

In 2003, Alcan's cost base was adversely affected by currency movements and external cost pressures. The sharp decline in the value of the U.S. dollar had an unfavourable impact on costs incurred in other currencies, which are translated into U.S. dollars for reporting purposes.   The economic impact was pronounced in countries such as Canada, Australia and the U.K., where the Company's smelter and raw material operations have a local currency cost base, but U.S. dollar determined revenues.   External factors also resulted in increased costs for pensions, fuel and fuel-related items and recycled metal, which on a combined basis, increased by approximately $180 million in 2003. In order to mitigate the negative impact of currency and cost pressures, Alcan remained focused on reducing controllable costs. The Company estimates that during the year it successfully cut its annual cost base by approximately $125 million.

Value of U.S. Dollar - Average Annual Percentage Change (%)	**2003**	2002	2001
Canadian dollar	**(11)**	1	4
Australian dollar	**(17)**	(5)	12
Euro	**(16)**	(5)	3

Cost of sales and operating expenses were 81% of sales and operating revenues in 2003, essentially unchanged from the previous two years. While higher LME prices helped boost revenues, the benefits were offset by the unfavourable impact of the weaker U.S. dollar on costs. The Company's continued emphasis on cost and productivity improvements helped to offset increases in fuel and recycled metal costs.

In 2002, while LME prices were lower, cost of sales and operating expenses as a percentage of sales and operating revenues were flat compared to 2001. This was mainly due to the benefits from cost initiatives, including integration synergies and the 2001 restructuring program, as well as lower start-up and pre-operating expenses related to the Alma smelter in Quebec.

Total Aluminum Volume and Purchases

	2003	2002	2001
Total aluminum volume * (kt)	**4,508**	4,424	4,237
Total purchases (kt)	**1,818**	1,855	1,865

* Includes ingot and rolled product shipments, conversion of customer-owned metal (tolling) as well as aluminum used in engineered products and packaging.

Depreciation and amortization expense was $862 million in 2003 compared to $772 million in the previous year and $809 million in 2001. The increase in 2003 mainly reflected the strengthening of the euro against the U.S. dollar and the impact of packaging and composites businesses acquired during the year. The decrease from 2001 to 2002 reflected the fact that goodwill was no longer amortized effective January 2002 as well as the impact of the sale of operations in Jamaica in May 2001. These were partially offset by the additional depreciation on the Alma smelter, which reached its full capacity at the end of September 2001, and the Company's 40% share of the Alouette smelter in Quebec that was acquired in two tranches of 20% each in 2002.

Selling, administrative and general expenses were $758 million in 2003, $178 million higher than in the prior year. Excluding the impact of business acquisitions, expenses increased by $151 million largely due to higher pension expenses and the impact of the weaker U.S. dollar. In 2002, expenses were $580 million, up from $567 million in 2001. The increase in 2002 was due principally to higher pension expenses and increased consultant fees related to performance improvement initiatives.

Alcan's research and development (R&D) activities continue to be closely aligned with the needs of its core businesses, principally bauxite and alumina, smelting, fabrication and packaging. The Company is focused on improving process technology and developing new product applications for a diverse range of markets and customers. R&D spending at central research laboratories, technology centres and technical departments was $190 million in 2003 compared to $115 million in 2002 and $134 million in 2001. The increase in 2003 mainly reflected the immediate expensing of $50 million of Pechiney's in-process research and development, as required under U.S. GAAP, as well as the impact of the weaker U.S. dollar. The decline in 2002 spending was primarily due to the achievement of integration synergies following the algroup acquisition.

Interest

	2003	2002	2001
Interest expense (US$M)	**212**	198	242
Capitalized interest (US$M)	**6**	1	30
Effective average interest rate (%)	**5.2**	5.0	6.0

Reflecting the low short-term interest rate environment, Alcan's effective average interest rate on debt was 5.2% in 2003, slightly higher than in the prior year. The effective average interest rate is derived by dividing the total interest cost on debt for the year (see page 16 for a calculation of debt) by the average quarter-end debt for the year, including the prior year-end debt balance. For 2003, the fourth quarter-end debt balance used to calculate the average debt for the year is adjusted on a pro-rata basis for the debt raised to finance Pechiney, in order to arrive at a more representative debt level on which interest was incurred. Pechiney debt assumed is excluded from the calculation because the interest cost for the year excludes Pechiney and the debt raised to finance the acquisition is pro-rated because it was only outstanding for a portion of the fourth quarter. Total interest cost increased by $19 million primarily as a result of the $3.5 billion of short- and long-term financing raised in December to fund the acquisition of Pechiney. In 2002, strong free cash flow allowed the Company to reduce debt levels. Total interest costs rose in 2001 due to the inclusion of algroup debt for a full year and to the debt incurred to finance capital expenditures. Interest capitalized in 2001 related mainly to the construction of the smelter in Alma, Quebec.

Restructuring, impairment and other special charges include amounts related to the Company's 2001 restructuring program. Under this program, a detailed business portfolio review was undertaken to identify high cost operations, excess capacity and non-core products. Charges of $653 million in 2001 and $63 million in 2002 arose as a result of negative projected cash flows and recurring losses, and related principally to impairments for buildings, machinery and equipment and some previously capitalized project costs. This program was completed in 2003 and a pre-tax gain of $38 million arose mainly from the sale of certain assets in the U.K. and the sale of certain businesses in Malaysia and Italy.

In 2003, other expenses (net of other income) included foreign exchange losses of $116 million from balance sheet translation, partly offset by currency-related gains on the financing of the Pechiney acquisition and a $24 million mark-to-market gain on the revaluation of derivative instruments. Also included in other expenses in 2003 were the pre-tax amounts of certain Other Specified Items. The most significant items were asset impairment charges of $36 million related to operations in Germany and Canada, an environmental provision of $25 million for a site in the U.S. and restructuring charges of $10 million for a cable plant in the U.S. These were partially offset by a gain of $34 million on the sale of the Company's remaining portfolio investment in NLM.

Other expenses of $56 million in 2002 included a $100-million provision for a ruling on a contract dispute with Powerex (a subsidiary of BC Hydro) and foreign exchanges losses mainly arising from balance sheet translation of $51 million. These were partially offset by a gain of $34 million on the sale of part of the Company's portfolio investment in NLM and a mark-to-market gain of $60 million on the revaluation of derivatives. In 2001, other expenses included a $123-million loss on the disposal of the Jamaican operations.

Income Taxes

Income tax expense of $260 million for 2003 represented an effective tax rate of 52%, compared to 43% in 2002 and 11% in 2001. This compares to a composite statutory tax rate of 39% in Canada (39% in 2002 and 40% in 2001). In 2003, the difference in the rates was due primarily to currency related items, partially offset by one-time tax benefits in Australia, investment and other allowances and lower tax rates in foreign jurisdictions. The tax benefits in Australia relate to the implementation of a tax consolidation regime together with the conversion to the U.S. dollar as the tax reporting currency. As a result of these changes in legislation, the Company was able to reset the tax value of certain assets in Australia and record a deferred tax benefit of $74 million.

In 2002, the difference in the rates was primarily due to currency related items, the impact of potential future tax benefits that were not recognized since their realization was not likely, partially offset by lower tax rates in foreign jurisdictions and investment and other allowances. In 2001, the income tax provision included a non-cash gain of $26 million on the currency revaluation of deferred tax balances mainly due to the weaker Canadian dollar during the year. This was offset by the impact of potential future tax benefits that were not recognized since their realization was not likely and by goodwill amortization which is not tax deductible.

A full reconciliation between the Canadian composite statutory tax rate and the effective tax rate is presented in note 10 of the consolidated financial statements.

Goodwill

In 2002, the Company adopted new accounting standards on goodwill. As a result of this change, goodwill is no longer being amortized. In 2003, the Company completed a review of goodwill and recorded an impairment charge of $28 million relating to the extrusions operations in Europe. In 2002, a review of goodwill resulted in an impairment charge of $748 million recorded as a cumulative effect of an accounting change as of January 1, 2002. This non-cash adjustment reflected the deterioration in end-market conditions in the period from the algroup integration in October 2000 to January 1, 2002, and did not reflect a change in the growth prospects of the Company.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Cash from Operations and Free Cash Flow from Continuing Operations

(In millions of US$)	2003	2002	2001
Free cash flow from continuing operations	752	689	395
Cash from operating activities in continuing operations	1,801	1,519	1,614

Despite external cost pressures and a soft economic environment, Alcan's pursuit of value maximization has led to improved cash flow performance. Focused attention on costs, stringent management of working capital and a disciplined approach to capital spending yielded substantial benefits in 2003. The Company achieved record cash flow from operating activities in continuing operations of $1.8 billion.

Free cash flow from continuing operations was also a record $752 million, up from $689 million in 2002 and $395 million in 2001. Free cash flow from continuing operations consists of cash from operating activities in continuing operations less capital expenditures and dividends. Management considers this relevant information for investors as it provides a measure of the cash generated internally that is available for investment opportunities and debt service.

Free Cash Flow from Continuing Operations

(In millions of US$)	2003	2002	2001
Cash from operating activities in continuing operations	1,801	1,519	1,614
Dividends			
Alcan shareholders (including preference)	(200)	(197)	(200)
Minority interests	(11)	(6)	(2)
Capital expenditures in continuing operations	(838)	(627)	(1,017)
Free Cash Flow from Continuing Operations	752	689	395

For a third year in a row, working capital reduction was a significant contributor to cash flow. Management action resulted in operating working capital being drawn down by $469 million in 2003, following reductions of $47 million in 2002 and $568 million in 2001. The decline in 2003 was due to a substantial reduction in receivables, inventories and payables. The decline in 2002 was the result of reductions in receivables and inventories, offset in part by a decrease in payables. In 2001, the decrease was due to a substantial reduction in receivables, $330 million of which was due to the sale of receivables with limited recourse.

Investment Activities

Alcan adopted value maximization as its governing objective in 2001 and as such uses a value-based approach to identify investment opportunities. In 2003, the Company made further progress towards this objective, executing several value-creating transactions including the acquisition of a packaging business, VAW Flexible Packaging (FlexPac), at a cost of $330 million and two composite product businesses, Baltek Corporation and Uniwood/Fome-Cor (Alcan Gator-Cor), at a cost of $38 million and $95 million, respectively. These acquisitions build upon Alcan's already strong market positions by extending product range and geographic reach.

During 2002, the Company acquired a 40% joint venture interest in the Aluminerie Alouette consortium in two transactions. The first tranche of 20% was purchased from the Société générale de financement du Québec (SGF) and the second tranche of 20% from the Corus Group plc at costs of $172 million and $171 million, respectively.

While capital expenditures on property, plant and equipment increased in 2003, they remained below the level of depreciation expense for a second year, a reflection of the Company's continuing financial discipline. Capital spending for continuing operations was $838 million in 2003, compared to $627 million in 2002 and $1,017 million in 2001. The increase in 2003 was due largely to an acceleration of spending for the expansion of the Alouette smelter in Quebec, in which Alcan has a 40% stake. In 2001, capital spending included $250 million related to the construction of the Alma smelter in Quebec.

With the acquisition of Pechiney, Alcan's capital spending will increase in 2004, and the Company expects it to be approximately $1.3 billion. In the medium term, the Company's objective is to keep its capital spending in line with depreciation, which should be achievable given the investments in new capacity made over the last decade.

In 2003, asset disposals included the Borgofranco power station in Italy, the Banbury laboratory and the Burntisland specialty chemical plant, both located in the U.K., as well as the Company's remaining investment in NLM. In addition, the Company sold businesses that were classified as discontinued operations in its consolidated financial statements. These included the Fibrenyle packaging business in the U.K. and the Pieve extrusions operation in Italy. Proceeds on the sale of these businesses are included in cash from (used for) investment activities in discontinued operations. Disposals in 2002 mainly comprised moulded glass operations in the U.S. and China, rolled product circles operations in Italy, three company-owned cargo ships and more than half of the Company's investment in NLM.

Capital Expenditures and Depreciation in Continuing Operations

(In millions of US$)	**2003**	2002	2001
Capital expenditures for continuing operations	**838**	627	1,017
Depreciation and amortization expense	**862**	772	809

Pechiney Acquisition

On December 15, 2003, Alcan acquired 92.2% of Pechiney, a French *société anonyme* with international operations in three core businesses: primary aluminum, aluminum conversion and packaging. The total consideration for this ownership interest was $5.1 billion, which consisted of $3.4 billion in cash (including net transaction costs of $61 million and net of cash and time deposits acquired of $335 million), $1.6 billion in Alcan common shares (41 million shares at $39.63 per share) and $80 million for Pechiney stock options held by the employees. In addition, the Company assumed from Pechiney total debt of $2.1 billion. Subsequent to year-end, Alcan took a number of steps to acquire the remaining shares of Pechiney and as of February 6, 2004, it owned 100% of the company.

This transaction is an important step in Alcan's value-maximizing strategy, building upon its position as one of the world's leading aluminum and packaging companies and providing advantages of enhanced scale, financial strength and technological resources, as well as an increased capacity to serve customers worldwide. The combined entity will also benefit from increased opportunities to leverage Pechiney's state-of-the-art smelting technology, a larger and more diversified position in low-cost primary aluminum production, an advanced aluminum fabricating business with a leading position in aerospace, and a global packaging business with a leading position in flexible packaging. Going forward, the enhanced size and scope of the Company will also provide an increased number of strategic options.

Alcan announced on April 27, 2004, that through the combination of the two companies it expects to generate targeted synergies of $360 million in annual pre-tax cost savings and benefits. This amount would constitute a $110 million increase over the Company's initial estimate of $250 million. The recurring annual synergies, which are expected to be achieved within two years of the date of acquisition, will be realized largely through streamlined corporate and head office services, logistical and purchasing efficiencies, the optimization of production facilities and a focused approach to R&D and capital spending. In order to achieve the synergies, Alcan estimates that it will need to incur approximately $250 million in costs and make capital expenditures of approximately $90 million. At least $80 million of the costs will be treated as purchase accounting adjustments, and as such will not affect net income.

For further details on the transaction, refer to note 7 of the consolidated financial statements.

Financing Activities

Total Borrowings and Equity

	2003	2002	2001
Borrowings * (US$M)	**9,543**	3,751	3,992
Equity ** (US$M)	**10,796**	8,442	8,702
Debt as a percentage of invested capital (%)	**47**	31	31

* Includes borrowings of operations held for sale.

** Includes minority interests and preference shares.

In May 2003, the Company issued $500 million of 4.5% global notes, due May 15, 2013. The proceeds were partially used to fund the FlexPac acquisition, with the remainder used to refinance maturing long-term debt.   In December, the Company completed a $2.25-billion four-tranche debt offering in the U.S. capital markets to partially fund the cash consideration portion of the Pechiney purchase price. The debt offering consisted of two global notes issues, one for $500 million with a coupon of 5.2% due January 15, 2014, and the other for $750 million with a coupon of 6.125% due December 15, 2033, as well as the issuance of two tranches of floating rate notes: $500-million one-year notes and $500-million two-year callable notes.   The floating rate notes, fully and unconditionally guaranteed by the Company, were issued by its wholly owned U.S. subsidiary, Alcan Aluminum Corporation. The remaining funding requirements for the acquisition were obtained through a combination of commercial paper, available cash and a short-term bank loan. In addition to the issuance of new debt, the Company has also assumed the debt of companies acquired, which amounted to $2.1 billion in 2003.

In January 2002, the Company redeemed all of its $150-million 8.875% debentures originally due on January 15, 2022, for 104.15% of their face value. A loss of $6 million was recognized in the first quarter of 2002. In September 2002, the Company issued $500 million of 4.875% global notes due September 15, 2012. Net proceeds were used to repay existing long-term debt and commercial paper borrowings.

Debt as a percentage of invested capital does not have a uniform definition. Because other issuers may calculate debt as a percentage of invested capital differently, Alcan's calculation may not be comparable to other companies' calculations. The reconciliation below explains the calculation. The figure is calculated by dividing borrowings by total invested capital. Total invested capital is equal to the sum of borrowings and equity, including minority interests. The Company believes that debt as a percentage of invested capital can be a useful measure of its financial leverage as it indicates the extent to which it is financed by debtholders. The measure is widely used by the investment community and credit rating agencies to assess the relative amounts of capital put at risk by debtholders and equity investors.

Reflecting the impact of new debt issuances and debt assumed on acquisitions, debt as a percentage of invested capital at the end of 2003 increased to 47%, up from 31% at the end of both 2002 and 2001. In line with its commitment to maintain strong financial ratios and solid investment grade credit ratings, Alcan plans to reduce its debt to capitalization ratio to about 35% over the next two years. Given forecasted operating cash flows and anticipated proceeds from divestitures related to the Pechiney acquisition, the Company believes this is achievable. The outcome of divestitures required for regulatory reasons as a result of the Pechiney acquisition could have a significant impact on future cash flows. The regulatory requirements for divestitures are further described in note 25 of the consolidated financial statements.

Debt as a Percentage of Invested Capital
As at December 31

(In millions of US$, including Pechiney)	**2003**	2002	2001
Debt			
Short-term borrowings	**1,764**	378	579
Debt maturing within one year	**341**	249	610
Debt not maturing within one year	**7,437**	3,120	2,801
Debt of operations held for sale	**1**	4	2
Total debt	**9,543**	3,751	3,992
Equity			
Minority interests	**519**	150	132
Redeemable non-retractable preference shares	**160**	160	160
Common shareholders' equity	**10,117**	8,132	8,410
Total equity	**10,796**	8,442	8,702
Invested capital	**20,339**	12,193	12,694
Debt as a Percentage of Invested Capital (%)	**47**	31	31

The quarterly common share dividend remained at 15 cents per share in 2003. Total dividends paid (common and preference) to shareholders were $200 million in 2003 compared to $197 million in 2002 and $200 million in 2001.

Cash and time deposits in continuing operations totaled $778 million at the end of 2003, up from $97 million at the end of 2002 and $100 million at the end of 2001. The increase in 2003 includes $335 million of cash assumed on the acquisition of Pechiney as well as funds held for the purchase of the remaining shares of Pechiney subsequent to year-end. While Alcan has significantly more short-term debt at the end of 2003 as compared to 2002 and 2001, forecasted free cash flow and the anticipated proceeds from business divestments in connection with the Pechiney acquisition, will be available for the repayment of short-term debt. Short-term debt (short-term borrowings plus debt maturing within one year plus debt of operations held for sale) represented 22% of total debt at the end of 2003 as compared to 17% at the end of 2002 and 30% at the end of 2001.

Alcan has access to in excess of $4 billion of committed credit facilities, of which $1.3 billion was unused as of the date of this report. Of this total, $1 billion will mature in early July. The Company believes that the cash from continuing operations, together with available credit facilities, will be more than sufficient to meet the cash requirements of operations, planned capital expenditures, dividends and any short-term debt refinancing requirements. In addition, the Company believes that its ability to access global capital markets, considering its investment grade credit rating, provides any additional liquidity that may be required to meet unforeseen events.

Contractual Obligations

The Company has future obligations under various contracts relating to debt payments, capital and operating leases, long-term purchase arrangements, pensions and other post-employment benefits, and guarantees. The table below provides a summary of these contractual obligations (based on undiscounted future cash flows) as at December 31, 2003.

Contractual Obligations
As at December 31, 2003
(In millions of US$, including Pechiney)

		Payments due by period			
	Total	**Less than 1 year**	**1 - 3 years**	**3 - 5 years**	**More than 5 years**
Long-term debt [1]	**7,778**	341	2,053	542	4,842
Capital leases [2]	**86**	16	23	20	27
Operating leases [2]	**381**	80	118	72	111
Purchase obligations [2]	**3,268**	600	485	414	1,769
Unfunded pension plans [3]	**2,896**	67	136	140	2,553
Other post-employment benefits [3]	**2,489**	69	151	170	2,099
Funded pension plans [3]	**[4]**	168	383	407	[4]
Guarantees [2]	**187**	74	74	23	16
Total		1,415	3,423	1,788	

(1) Refer to note 20, Debt Not Maturing Within One Year, of the accompanying consolidated financial statements.
(2) Refer to note 25, Commitments and Contingencies, of the accompanying consolidated financial statements.
(3) Refer to note 29, Post-Retirement Benefits, of the accompanying consolidated financial statements.
(4) Pension funding generally includes the contribution required to finance the annual service cost, except where the plan is largely overfunded, and amortization unfunded liabilities over periods of 15 years, with larger payments made over the initial period where required by pension legislation. Contributions depend on actual returns on pension assets and on deviations from other economic and demographic actuarial assumptions. Based on management's long-term expected return on assets, annual contributions for years after 2008 are projected to be in the same range as in prior years and to grow in relation with payroll.

ENVIRONMENT, HEALTH AND SAFETY (EHS)

Alcan strives to be a recognized leader of environment, health and safety excellence. To move toward this vision, Alcan introduced a new EHS management system in 2003, EHS FIRST, which is an integral part of the Company's overall business management philosophy and a critical component of its value maximizing agenda.

EHS FIRST is aligned with ISO 14001, an international environmental management standard, and OHSAS 18001, an international occupational health and safety management standard. All Alcan facilities are expected to implement the necessary management systems to support ISO 14001 and OHSAS 18001 certifications. By the end of 2003, 63% of the Company's facilities were ISO 14001 certified and 46% of the facilities were OHSAS 18001 certified. By the end of March 2004, 83% of Alcan facilities were ISO 14001 certified and 78% were OHSAS 18001 certified. All remaining sites are scheduled for certification by the end of 2004, with the exception of newly acquired facilities, which will have two years within which to comply. EHS performance data can be found in the Company's 2003 Web-based sustainability report under key measures of sustainability.

EHS FIRST provides clear standards set out in a management system manual, which also includes mandatory EHS directives. With the aid of an internal gap analysis tool, all facilities, excluding those of Pechiney, have been enabled to check compliance against the new standards and to plan the measures to fill any gaps in 2004. By the end of 2003, 94% of the

requirements were fulfilled. The continuous improvement process drives Alcan's businesses to reduce impacts while improving their competitive position and efficiency. Alcan's capital expenditures to protect the environment and improve working conditions were $70 million in 2003. EHS expenditures are projected to be $135 million in 2004 and $191 million in 2005. In addition, expenditures charged against income for environmental protection were $193 million in 2003, and are expected to be $221 million in 2004 and $237 million in 2005.

As of October 2003, Alcan's six business groups took the lead in managing TARGET, an internationally recognized greenhouse gas management program. The Company was once again selected as a component of the Dow Jones Sustainability World Index.

OPERATING SEGMENT REVIEW

Alcan's six business groups or operating segments are Bauxite and Alumina, Primary Metal, Rolled Products Americas and Asia, Rolled Products Europe, Engineered Products and Packaging.

The Company's measure of the profitability of its operating segments is referred to as business group profit (BGP). BGP comprises earnings before interest, taxes, depreciation and amortization and excludes certain items, such as corporate costs, asset impairments and Other Specified Items, that are not under the control of the business groups. These excluded items are managed by the Company's head office, which focuses on strategy development and oversees governance, policy, legal, compliance, human resources and finance matters.

Financial information for individual business groups presented in this section includes the results of certain joint ventures on a proportionately consolidated basis, which is consistent with past practice under Canadian GAAP and reflects the way the business groups are managed. However, with the adoption of U.S. GAAP, the BGP of these joint ventures is now removed from Total BGP for the Company and their net after-tax results are reported as equity income.

Additional operating segment information is presented in note 31 of the consolidated financial statements. The information that follows is reported by operating segment on a stand-alone basis. Transactions between groups are conducted at arm's length and reflect market prices. Accordingly, earnings from Bauxite and Alumina as well as from Primary Metal operations include profit on alumina or metal produced by the Company, whether sold to third parties or used in the Company's fabricating and packaging operations. Earnings from the downstream operations represent only the value-added portion of the profit from rolled products, engineered products and packaging products.

Revenues by Business Group - 2003

Bauxite and Alumina	*4%*
Primary Metal	*19%*
Rolled Products Americas and Asia	*26%*
Rolled Products Europe	*17%*
Engineered Products	*13%*
Packaging	*21%*
Total	*100%*

Bauxite and Alumina

The Bauxite and Alumina (B&A) group owns or operates seven bauxite mines and deposits and five alumina refineries. The alumina produced is used to meet the Company's own smelting requirements and is also sold to third-party customers. In recent years, B&A has repositioned its business portfolio around low-cost bauxite and alumina assets in Australia, which has substantially lowered cash costs and improved its competitive position. The acquisition of Pechiney increases the group's alumina production capacity (including specialty aluminas) from 4.4 Mt/y to approximately 6.5 Mt/y, making Alcan the second largest alumina producer in the world.

Sales and Production - B&A

	2003	2002	2001
Third-party sales and operating revenues (US$M)	**539**	440	484
Intersegment sales and operating revenues (US$M)	**873**	758	771
Alumina production (kt)	**4,298**	4,271	4,625

In 2003, record production levels at the Gove refinery together with higher production levels at the Queensland Alumina joint venture in Australia were partially offset by production lost due to the 2002 closure of the Burntisland specialty alumina plant in the U.K. The decline in production in 2002 was due to the sale of the Company's Jamaican operations in the second quarter of 2001.

In the second quarter of 2002, a production optimization project at Gove was initiated. This $40-million project has increased the refinery's capacity by 60 kt/y to date and is expected to further increase capacity by another 40 kt/y by the end of 2004 when the final phase of the project is completed.

In 2003, Alcan initiated a detailed feasibility study for a proposed expansion of the Gove refinery. The potential expansion would increase Gove's smelter-grade alumina production from 2.0 Mt/y to approximately 3.5 Mt/y. It is expected that the detailed feasibility study will be completed by mid-2004, with potential commissioning of the expansion in 2007.

As a result of a value-based review of its activities in specialty alumina-based chemicals, Alcan announced in January 2002 that it would exit this business in Europe due to the unprofitable nature of this market and because of its disadvantaged cost position. Alcan ceased these operations in November 2002, following a consultation process with employees and union representatives.

While alumina prices were higher in 2003 than in the previous year and mark-to-market adjustments on the revaluation of derivative instruments were favourable, BGP declined due to higher energy costs and the negative impact of foreign currency movements on balance sheet translation and operating costs. In 2002, decreased production and lower alumina prices, partially offset by improved production costs and favourable mark-to-market adjustments on the revaluation of derivative instruments, contributed to lower BGP in comparison to 2001.

BGP - B&A

	2003	2002	2001
BGP (US$M)	**278**	291	299
LME (US$/t)	**1,428**	1,365	1,454

In 2003, strong demand from China caused the alumina market to be in short supply, resulting in a sharp rise in spot prices. Long-term contract prices moved up as well in response to rising prices for aluminum on the LME. Average realized prices decreased in 2002 compared to 2001 in line with lower LME prices.

Average production costs per tonne were 7% higher in 2003 as ongoing cost reduction efforts were more than offset by higher energy prices and the impact of foreign currency movements. Average production costs per tonne were 6% better in 2002, due to the divestment of high-cost operations in Jamaica and lower raw material prices.

The B&A group also owns and operates three specialty chemical facilities. These facilities produce alumina-based products for a wide array of applications, including solid surfacing, refractories, ceramics, catalysts, absorbants and water treatment. In 2003, operating results were 85% higher than in the prior year, due mainly to the closure of the Burntisland plant in the U.K. that had operated at a loss in 2002. Operating results for 2002 were 24% lower than in 2001 due to poor market conditions.

Primary Metal
Alcan is the second largest primary aluminum producer in the world. The Primary Metal group operates or has interests in 16 smelters worldwide with a total capacity of 2.3 Mt/y. Of this capacity, 62% is supplied by Company-owned power, which represents a major competitive advantage when compared to the industry average of 28%. With a focus on continuous improvement in technology and costs, the Company is reinforcing its excellent low-cost primary metal position. Over 50% of Alcan's smelting capacity is in the lowest quartile on the industry cash cost curve. In addition to LME-grade ingot, the Primary Metal group produces value-added aluminum in the form of sheet ingot, extrusion billet, cable rods and foundry ingot for other Alcan plants or third-party customers serving the transportation, building and construction, consumer goods and machinery markets. The acquisition of Pechiney increases smelter capacity to approximately 3.5 Mt/y and gives the Company the largest share of low-cost capacity in the world. (This figure has been corrected from that previously reported in the 2003 annual report.)

Sales and Production - Primary Metal

	2003	2002	2001
Third-party sales and operating revenues (US$M)	**2,647**	2,473	2,567
Intersegment sales and operating revenues (US$M)	**2,306**	2,204	2,117
Aluminum production (kt)	**2,354**	2,238	2,042

A full year of production from the Company's 40%-interest in Aluminerie Alouette in Sept-Îles, Quebec, acquired during 2002, capacity restarts at the Kitimat smelter in British Columbia and benefits from the Soeral expansion project in Norway contributed to the 5% increase in production in 2003. Nine smelters set annual production records. Most of Alcan's smelter production is in the form of value-added ingot, and record sales levels were achieved for each of the three major products: extrusion billet, foundry ingot and rod. Record production was also achieved at the partially owned anode plant, Aluchemie, in the Netherlands.

BGP - Primary Metal

	2003	2002	2001
BGP (US$M)	**856**	875	769
Average realized price (US$/t)	**1,605**	1,528	1,600
LME (US$/t)	**1,428**	1,365	1,454

In 2003, additional sales volumes, higher metal realizations, recoveries on asset retirement obligations, favourable mark-to-market adjustments for the revaluation of derivatives and benefits from profit improvement initiatives were more than offset by the negative impact of the weaker U.S. dollar, higher alumina and fuel-related raw material costs, as well as higher pension expenses. For the year, there was an unfavourable balance sheet translation impact of $82 million.

In 2002, BGP increased by 14% as compared to 2001. Additional sales volumes, lower operating costs, favourable mark-to-market adjustments for the revaluation of derivatives and benefits from the algroup integration and restructuring programs more than offset a 6% reduction in LME prices and the unfavourable impact of foreign currency translation of $10 million.

Cost of Production - Primary Metal

	2003	2002	2001
Special charges * (US$/t)	**27**	45	114
Cost of production (US$/t)	**1,306**	1,190	1,209

* Includes pre-operating and start-up costs, general overhead from non-operating sites, underabsorbed fixed costs due to unused capacity and environmental provisions.

The increase of $91/t in total metal production costs in 2003 was attributable to the unfavourable impact of the weaker U.S. dollar, higher alumina and fuel-related raw materials, as well as higher pension expenses. Benefits from cost reduction initiatives helped to offset some of these unfavourable variances. Special charges in 2001 and 2002 were mainly for Alma pre-operating and start-up expenses.

Work on the expansion of the Alouette smelter in Quebec, in which Alcan has a 40% stake, is proceeding on budget and ahead of schedule. Start-up is expected in early 2005, with full production later that year. The expansion, of which Alcan's share of the cost is $350 million, will increase the capacity of the smelter from 243 kt/y to 550 kt/y. In 2003, capital spending on the expansion was $106 million.

The high-amperage/low-energy project at the Lynemouth and Lochaber smelters in the U.K., which was approved in June 2002, was completed on budget and on schedule. This project will result in incremental production of 16 kt/y, as well as improved energy efficiencies and lower CO_2 emissions.

The construction of the Candonga hydro power plant in Brazil, with an installed capacity of 140 Mw, has been completed at a total cost to Alcan of $47 million. Alcan participated equally in the facility with CVRD (Companhia Vale do Rio Doce). At the end of March 2004, CVRD and Alcan were granted an operating license and operations are expected to commence by early June.

Alcan's innovation and commitment to finding sustainable and financially attractive solutions was further demonstrated in the development of a solution for the treatment of spent potlining. Spent potlining is considered a hazardous waste composed of carbon and the refractory lining of electrolytic cells that are taken out of service after a useful life of about six years. For a total investment of up to CAN$150 million, an 80-kt/y treatment facility will be built in the Saguenay – Lac-Saint-Jean region of Quebec using Alcan technology.

In October, Alcan signed a definitive joint venture agreement with Qingtongxia Aluminum Company (QTX) and Ningxia Electric Power Development and Investment Co. Ltd. (NEI) in China. Under the agreement, Alcan will invest up to $150 million to acquire a 50% share in an existing modern 150-kt/y pre-bake smelter located in the Ningxia autonomous region. The agreement provides for the joint venture to obtain long-term access to dedicated power at competitive terms sufficient to meet the energy requirements of the smelter. The agreement also gives Alcan a substantial operating role and the option to acquire, through additional investment, up to 80% of a new 250-kt/y potline already under construction. The agreed joint venture proposal is awaiting Chinese government approval. Alcan management of the operations commenced on May 1.

In line with its commitment to economic and environmental sustainability, Alcan announced in January 2004 that it would permanently halt production of the four Söderberg potlines at the 60-year-old Arvida smelter in Jonquière, Quebec. The shutdown, which was completed in April, affects 90 kt/y of production, or about 3% of Alcan's global production capacity. Total decommissioning costs are expected to be approximately $26 million consisting mainly of early retirement and demolition expenses.

Rolled Products Americas and Asia

Alcan Rolled Products Americas and Asia (RPAA), with 15 production facilities in five countries, is focused on meeting the ever-changing needs of its global and regional fabrication customers through the rapid transfer and adoption of best technology and management practices. The RPAA group manufactures and sells high-quality sheet and light gauge rolled products serving numerous markets, including beverage, food packaging, automotive, construction and other durable goods. The acquisition of Pechiney does not materially impact RPAA.

Sales and Operating Revenues - RPAA

	2003	2002	2001
Third-party sales and operating revenues (US$M)	**3,528**	3,396	3,367

The sales increase in 2003 was driven mainly by higher-priced metal input costs being passed through to customers. Volumes increased by 18% in Asia and 10% in South America, offsetting a 7% decline in North America. The Company was able to capitalize on growth in Asian can demand, particularly in China, combined with improved operating performance in its Korean operations. Alcan also made further inroads into the South American can market, which began to grow towards the end of the year. North American sales were below the record 2002 pace with weakness in some end-use markets and lower can sheet volumes.

Rolled Products Americas and Asia Revenues by Market - 2003

Can and Closures	53%
Distribution	8%
Foil and Foilstock	17%
Industrial	11%
Automotive	7%
Other	4%
Total	100%

BGP and Shipments - RPAA

	2003	2002	2001
BGP (US$M)	**344**	363	298
Shipments * (kt)	**1,612**	1,613	1,522

* Includes shipments of rolled products and conversion of customer-owned metal.

BGP for RPAA in 2003 declined by 5% compared to the record 2002 performance. While shipments were at all-time highs in Asia and South America, the positive impact was offset by reduced volume in North America. Benefits from aggressive cost reduction efforts in all regions helped counterbalance higher recycled metal and energy costs, a less favourable product mix and metal price lags, as well as the adverse impact of the strengthening Canadian dollar. BGP in Asia and South America increased by 66% and 23%, respectively, compared to the prior year.

The financial results for RPAA in 2002 reflected a significant increase in BGP compared to 2001. This was attributable to volume increases along with successful cost reduction efforts in North America and the favourable impact of metal price movements. These factors more than offset the negative impact of a stronger Korean won and a volatile Brazilian economic situation and currency.

RPAA continues to benefit from important investments in the expansion, upgrade and acquisition of rolled products facilities in the past decade, as well as from its continuing customer focus and commitment to innovation, cost reduction and manufacturing excellence.

RPAA Business Units

In North America, shipments for 2003 were 7% below the prior year's record level due to lower can stock volumes, the transfer of volumes to Alcan's Asian plants and weak market conditions in the U.S. In contrast, automotive sheet sales reached an all-time record in 2003 as sales of light trucks in the North American market remained strong, despite a 3% decline in overall automobile sales. RPAA benefited from innovations in sport utility vehicle (SUV) lift-gate and hood technologies as a result of its continued close co-operation with customers. Industrial product revenues improved despite ongoing weakness in the distributor market and severe import price competition, as Alcan continued to concentrate on new value-creating product applications. Container and foilstock volumes were essentially unchanged from 2002 levels, while package and converter foil shipments continued to be adversely affected by imports.

South American economies showed improvement compared to 2002, but the business environment remained challenging. As the only local can sheet producer, Alcan was well positioned to grow can sheet sales despite a drop in the domestic can market. New product introductions along with competitive advantages and improvements in the distribution chain also strengthened the Company's sales position in industrial products and light gauge markets. Efforts to grow export sales continued in order to mitigate the impact of soft local demand.

Taking full advantage of can sheet qualifications achieved in 2002 and improvements in operating performance in 2003, Alcan Taihan Aluminum Limited (ATA) capitalized on strong demand in Korea and China, achieving record production and sales volumes. In order to reinforce its strategic position in Southeast Asia, Alcan increased its ownership position in Aluminium Company of Malaysia from 36% to 59%. The additional ownership stake was acquired from Nippon Light Metal Company, Ltd., in exchange for Alcan's shareholding in Alcan Nikkei Siam Limited in Thailand.

Recycling
Alcan continues to be the world's leader in recycling used aluminum beverage cans (UBCs). Alcan's U.S. operations recycled 23 billion UBCs in 2003, representing an estimated 45% of all aluminum cans recycled in the United States. The Company operates three aluminum can recycling plants located in Oswego, New York; Greensboro, Georgia; and Berea, Kentucky, the largest UBC recycling facility in the world.

Brazil, with its 87% recycling rate, was recognized as the worldwide leader among countries where UBC recycling is not legally mandated. The state-of-the-art recycling operation at the Company's Pinda facility in Brazil recycles UBCs and scrap purchased from a third-party metal recycler. Throughout 2003, Alcan made strides in the North American and Brazilian markets in its efforts to strengthen the returnable aluminum can concept with the public. In Asia, ATA's Ulsan plant is developing its recycling business using Alcan technology.

Rolled Products Europe
Rolled Products Europe (RPE) produces a broad variety of flat rolled products through its 20 plants, with AluNorf in Germany as its large-scale modern hub for several further downstream operations. RPE continues to optimize its market and product portfolio and its production system to better serve its customers and markets and further reduce costs and working capital. RPE serves a number of European markets including beverage can, building and construction, foilstock, automotive markets and foil and technical products, as well as some global markets, such as lithographic sheet and industrial plate. Through the Pechiney transaction, Alcan has acquired rolled products facilities in Europe. As a condition to the acquisition, Alcan has made commitments to the European Commission to divest certain groups of assets (refer to note 25 of the consolidated financial statements). The Company's proposed spin-off of the rolled products business would also have the benefit of addressing its regulatory commitments. For further details on the proposed transaction, refer to note 34 of the consolidated financial statements.

Sales and Operating Revenues - RPE

	2003	2002	2001
Third-party sales and operating revenues (US$M)	**2,399**	2,197	2,159

Higher realized prices, as a result of the stronger euro and a change in business mix, more than offset the decline in RPE's shipments, leading to higher revenues in 2003.

While the European beverage can market was negatively impacted by the introduction of the deposit legislation in Germany, demand growth in Eastern Europe compensated for this situation. The demand for high quality lithographic sheet was strong, ending 4% above 2002 levels; however the distribution market was weak throughout the year.

Other end-use markets were mixed in 2003. The demand for bright surface products was robust, whereas painted products and industrial plate showed only modest improvement over 2002. In addition to the difficult economic situation, the strengthening euro versus the U.S. dollar exacerbated the already very competitive market conditions.

As in the prior year, the demand for aluminum automotive sheet remained strong in 2003 and represented the key driver for overall market growth, with automotive sheet volumes up 12% over 2002. Through its automotive finishing facility in Nachterstedt, Germany, RPE is the exclusive supplier to the all-aluminum structured Jaguar XJ, which entered production in 2003 at an estimated build rate of 30,000 cars per year.

Rolled Products Europe Third-Party Revenues - 2003

Can and Closures	*20%*
Distribution	*13%*
Foilstock	*6%*
Industrial	*13%*
Lithographic	*10%*
Automotive	*10%*
Foil and Technical Products	*15%*
Other	*13%*
Total	*100%*

BGP and Shipments - RPE

	2003	2002	2001
BGP (US$M)	**209**	172	115
Shipments * (kt)	**813**	836	759

* Includes shipments of rolled products and conversion of customer-owned metal.

In 2003, RPE continued to concentrate on value-added market sectors and products, while focusing on cost and working capital reduction in its operations. To support the working capital reduction initiative, a standard mill scheduling optimizer was introduced at several plants during the year.

In 2003, foil and technical products continued to implement major restructuring programs in the U.K., Germany and Switzerland, which are key to maximizing shareholder value. At mid-year, profitability improved as the sector's fixed cost burden was reduced through plant consolidation. Profit targets were achieved through aggressive cost reduction programs in order to offset soft demand in major markets, particularly in the second half of the year.

Higher price realizations, a better product mix and plant restructuring programs were the main drivers for higher BGP compared to 2002. The translation impact from the stronger euro and Swiss franc also helped to boost U.S. dollar results.

Engineered Products

The Engineered Products (EP) group manufactures extruded and cast aluminum products, cable, wire and rod, as well as composite materials such as aluminum-plastic, fibre-reinforced plastic and foam-plastic. The group provides value-added solutions for the aerospace, automotive and mass transportation markets, as well as for the architectural and display markets. The group also has one of the largest aluminum cable positions in North America. Its focus is to capitalize on profitable growth opportunities by leveraging its superior technology on a global basis. As a result of the acquisition of Pechiney, the group will become a leading supplier of high value-added aircraft sheet and plate.

Sales and BGP - Engineered Products

	2003	2002	2001
Third-party sales and operating revenues (US$M)	**1,760**	1,601	1,605
BGP (US$M)	**95**	100	103

Despite higher sales revenues in 2003, BGP was 5% lower. Benefits from cost reduction initiatives and the BGP contribution from the acquisitions of Baltek and Uniwood/FomeCor, since renamed Alcan Gator-Cor (Gator-Cor) helped to offset much of the impact of difficult business conditions in extrusions and distribution markets in Europe and the cable market in North America, as well as higher costs for raw materials.

Engineered Products Revenues by Market - 2003

Automotive and Transportation	*18%*
Cable	*23%*
Composites	*22%*
Extrusions	*23%*
Service Centres	*14%*
Total	*100%*

Engineered Products Business Units

Auto sales in Europe in 2003 were 1.7% below 2002, the second consecutive year of decline. The group's increased sales of safety systems for new model cars largely offset the impact of delayed projects in cockpit carriers, but were not sufficient to compensate for a reduction in die casting sales. Two new dedicated plants for the production of safety systems are under construction in North America, which will help to replicate the Company's strong European position. Sales of safety systems for high-speed trains, metro trams and light-rail systems were below 2002 record levels as limited public sector spending led to the postponement of some projects.

Results for Alcan's North American cable business declined primarily due to softening markets, competitive pricing and cost pressures. Market demand for transmission cable failed to materialize, as electric utilities did not increase spending as expected. Additionally, the commercial/industrial sector showed no improvement. The only strong markets for cable products in 2003 were rod and strip and residential construction, driven by housing starts. Overall, total cable sales were lower than in 2002. While price levels improved compared to 2002, margins remained under pressure due to higher raw material costs.

With the acquisition and rapid integration of Baltek and Alcan Gator-Cor in 2003, Alcan secured a leadership position in the growing market for composites materials. In July, Alcan acquired Baltek Corporation, the world's leading supplier of balsa-based structural core materials, for approximately $38 million. The addition of Baltek's high performance materials will significantly enhance Alcan's range of composite products. In October, the acquisition of Gator-Cor for $95 million was completed. Gator-Cor is one of the largest U.S.-based manufacturers of foam-based display boards. The successful completion of this transaction enables Alcan to offer a wide range of products to its customers in the graphics market. In addition to growth opportunities, the acquisition offers value-creating synergies particularly in best-practice transfers, logistical and operational improvements. Gator-Cor's two products, Gator-Foam and Fome-Cor, are complementary to Alcan's existing product range and are also sold through the same distribution channels.

In line with Alcan's strategy to maximize value, the extrusions operations in Italy were sold in 2003, while investments were made to modernize the extrusions plants in Decin, Czech Republic, and Saint-Florentin, France. While volumes for extrusions were only slightly higher than in 2002, higher aluminum prices led to a 24% increase in sales and a 17% improvement in results.

Alcan's European service centres business experienced a decline in volumes particularly during the second half of 2003. The weakening U.S. dollar contributed to a 14% improvement in sales over 2002. Low volumes combined with high stock levels at distributors put pressure on margins and resulted in a 14% decline in results compared to 2002.

Packaging

Revenues reached a record $2.9 billion in 2003, confirming the Packaging group as a world leader in the end-use packaging markets for food, pharmaceuticals, personal care and tobacco. The group offers a broad technical and geographical range of packaging solutions using plastics, engineered films, paper and paperboard, as well as aluminum and other materials. It is continuing to capitalize on profitable growth opportunities, both internal and external, created by enhanced product ranges, new geographic markets and new customer relationships resulting from both the algroup and VAW Flexible Packaging (FlexPac) additions. The acquisition of Pechiney at the end of 2003 will further build on Alcan's leading positions in flexible and pharmaceutical packaging and is expected to increase group sales to approximately $5.7 billion annually.

Sales and BGP - Packaging

	2003	2002	2001
Third-party sales and operating revenues (US$M)	2,923	2,291	2,301
BGP (US$M)	357	288	291

Cost reductions related to integration and restructuring programs helped offset pronounced weakness across most markets in the second half of 2003. Substantial BGP growth was achieved through the acquisition of FlexPac, which brought with it a substantial European flexible packaging position, a leadership presence in Asia and Turkey, and complementary materials technologies. At the close of 2003, the program to realize $40 million in annual integration savings was on track. BGP was further enhanced as a result of foreign exchange benefits due mainly to the strength of the euro against the U.S. dollar. Cash flow from operations was very strong, reflecting major efforts to reduce working capital and a disciplined approach to capital spending.

Packaging Revenues by Market - 2003

Food	48%
Pharmaceutical	17%
Tobacco	14%
Cosmetics	3%
Other	18%
Total	100%

Packaging Revenues by Region - 2003

Europe	54%
North America	33%
South America	3%
Asia	10%
Total	100%

Packaging Revenues by Type of Input - 2003

Plastic and Paper	45%
Aluminum	35%
Paperboard	13%
Glass	5%
Steel	2%
Total	100%

In April 2003, Alcan completed the acquisition of FlexPac for $330 million. The acquisition provides an excellent platform for profitable growth and is a good example of Alcan's focus on maximizing value. It significantly enhances Alcan's global leadership position in packaging by adding one of the world's leading producers of high-quality flexible packaging, expanding its footprint technologically and regionally, particularly in the rapidly developing markets of Asia. As a result of the acquisition, Alcan has world-class flexible packaging operations in Europe, Asia and the Americas.

Packaging Business Units
The food flexibles market in Europe was flat overall in 2003, despite a promising start in the first quarter. The difficult conditions in the general food market were exacerbated by a hot summer and weak market conditions in France. Volume and margin pressures were, however, partly offset by the benefits of ongoing cost reduction and integration programs. A notable success in 2003 was the outstanding performance of the European food container business following the completion of an asset optimization program. The year also saw the opening of a major new, customer-dedicated facility in Spain. North American food flexibles consolidated its number of sites through a plant specialization program. Ongoing growth in beverage pouch and roll labels, however, strengthened the Company's niche market position in the U.S. for these products.

The pharmaceutical and personal care sector posted strong sales gains compared to 2002. This was due primarily to continued worldwide growth of the pharmaceutical packaging business, which benefited from new product launches and market growth. Market pressures in plastics and specialty cartons have resulted in lower margins. In response, rationalization programs were instituted during the summer of 2003 and it is anticipated that the benefits will be fully realized in 2004.

Alcan's tobacco packaging business grew its market position overall, with consolidation of the growth achieved in North America in 2002 and significant growth in the European marketplace in 2003. Investments made in Germany, Turkey and Kazakhstan are expected to achieve full-year potential in 2004. A new tobacco inner liner production facility was successfully established in Bridgnorth in the U.K. and the new metallizing and laminating plant in Berlin, Germany, was officially opened in June, achieving full production targets by year-end 2003.

RISKS AND UNCERTAINTIES

For further details, refer to notes 25, 26 and 27 of the consolidated financial statements.

Risk Management
As a multinational company, which is to a large degree engaged in a commodity-related business, Alcan's financial performance (including Pechiney) is heavily influenced by fluctuations in metal prices and exchange rates. In order to reduce a portion of the associated risks, the Company uses a variety of financial instruments and commodity contracts. Clearly defined policies and management controls govern all risk management activities. Transactions in financial instruments for which there is no underlying exposure to the Company are prohibited, except for a small metal trading portfolio not exceeding 24,000 tonnes, which is marked to market.

The decision whether and when to commence a hedge, along with the duration of the hedge, can vary from period to period depending on market conditions and the relative costs of various hedging instruments. The duration of a hedge is always linked to the timing of the underlying exposure, with the connection between the two being constantly monitored to ensure effectiveness.

Sensitivities

Estimated after-tax effect on Alcan's net income of:

	Change in Rate / price	US$M	US$ per share
Economic impact of changes in period-average exchange rates			
Canadian dollar	+1 US cent	$ (11)	$ (0.03)
Australian dollar	+1 US cent	$ (4)	$ (0.01)
Euro	+1 US cent	$ (1)	$ (0.00)
Balance sheet translation impact of changes in period-end exchange rates			
Canadian dollar	+1 US cent	$ (17)	$ (0.05)
Australian dollar	+1 US cent	$ (2)	$ (0.01)
Economic impact of changes in period-average LME prices *			
Aluminum	+US$100/t	$ 180	$ 0.49

* Realized prices across Alcan's total product portfolio generally lag LME price changes by an average of three to six months. Changes in local and regional premia may also impact aluminum price realizations. All sensitivities reflect the acquisition of Pechiney.

Foreign Currency Exchange

Exchange rate movements, particularly between the Canadian dollar and the U.S. dollar, have an impact on Alcan's costs and therefore its net results. Because the Company has significant operating costs denominated in Canadian dollars while its functional currency is the U.S. dollar, it benefits from a weakening in the Canadian dollar but, conversely, is disadvantaged if it strengthens.

The Company's deferred income tax liabilities and net monetary liabilities for operations in Canada and Australia are translated into U.S. dollars at current rates. The resultant exchange gains or losses are included in income and fluctuate from quarter to quarter depending on the changes in exchange rates. A decrease in the Canadian and Australian dollars results in a favourable effect, whereas an increase results in an unfavourable impact.

Aluminum Prices

Depending on market conditions and logistical considerations, Alcan may sell primary aluminum to third parties and may purchase primary aluminum and secondary aluminum, including scrap, on the open market to meet the requirements of its fabricating businesses. In addition, depending on pricing arrangements with fabricated products customers, Alcan may hedge some of its purchased metal supply in support of those sales. Through the use of forward purchase and sale contracts and options, Alcan seeks to limit the impact of lower metal prices.

Critical Accounting Policies and Estimates

The Company's significant accounting policies are presented in note 3 to the consolidated financial statements. The critical accounting policies and estimates described below are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Post-Retirement Benefits

The costs of pension and other post-retirement benefits are calculated based on assumptions determined by management, with the assistance of independent actuarial firms and consultants. These assumptions include the long-term rate of return on pension assets, discount rates for pension and other post-retirement benefits obligations, expected service period, salary increases, retirement ages of employees and health care cost trend rates. These assumptions are subject to the risk of change as they require significant judgment and have inherent uncertainties that management may not be able to control. The two most significant assumptions used to calculate the obligations in respect of employee benefit plans are the discount rates for pension and other post-retirement benefits, and the expected return on assets. The discount rate for pension and other post-retirement benefits is the interest rate used to determine the present value of benefits. It is based on the yield on long-term high-quality corporate fixed income investments at the end of each fiscal year. The weighted-average discount rate was 5.6% as at December 31, 2003, compared to 5.8% for 2002 and 6.1% for 2001. An increase in the discount rate of 0.5%, assuming inflation remains unchanged, will result in a reduction of approximately $546 million in the pension and other post-retirement obligations and in a reduction of approximately $45 million in the net periodic benefit cost. A reduction in the discount rate by 0.5%, assuming inflation remains unchanged, will result in an increase of approximately $585 million in the pension and other post-retirement obligations and in an increase of approximately $47 million in the net periodic benefit cost. The calculation of the estimate of the expected return on assets is described in note 29, Post-Retirement Benefits. The weighted-average expected return on assets was 7.1% for 2003, 7.1% for 2002 and 7.3% for 2001. The expected return on assets is a long-term assumption whose accuracy can only be measured over a long period based on past experience. Over the 15-year period ended December 31, 2003, the average actual return on assets exceeded the expected return by 1.5% per year. A variation in the expected return on assets by 0.5% will result in a variation of approximately $37 million in the net periodic benefit cost.

Environmental Liabilities

Environmental expenses that are not legal asset retirement obligations are accrued on an undiscounted basis when it is probable that a liability for past events exists. In determining whether a liability exists, the Company is required to make judgments as to the probability of a future event occurring. The Company's judgments regarding the probability are subject to the risk of change, as it must make assumptions about events that may or may not occur in the distant future. If the Company's judgments differ from those of legal or regulatory authorities, the provisions for environmental expense could increase or decrease significantly in future periods. The Company consults with its external legal counsel on all material environmental matters. In order to estimate the likelihood of a future event occurring, the Company and its external legal counsel exercise their professional judgment based on case facts and experience.

Property, Plant and Equipment

Due to changing economic and other circumstances, the Company regularly reviews its property, plant and equipment ("PP&E"). Accounting standards require that an impairment loss be recognized when the carrying amount of a long-lived asset held for use is not recoverable and exceeds its fair value. The amount of impairment to be recognized is calculated by subtracting the fair value of the asset from the carrying amount of the asset. As discussed in the notes to the consolidated financial statements, the Company reviewed specific PP&E for impairment in 2003 due to situations where circumstances indicated that the carrying value of specific assets could not be recovered. The Company made assumptions about the undiscounted sum of the expected future cash flows from these assets and determined that they were less than their carrying amount, resulting in the recognition of an impairment in accordance with GAAP. In estimating future cash flows, the Company uses its internal plans. These plans reflect management's best estimates; however they are subject to the risk of change as they have inherent uncertainties that management may not be able to control. Actual results could differ significantly from those estimates. The Company cannot predict whether an event that triggers an impairment of PP&E will occur or when it will occur, nor can it estimate what effect it will have on the carrying values of these assets. However, the effect could be material.

Goodwill

As reported in note 4, Accounting Changes, effective January 2002, goodwill is no longer amortized but is tested annually for impairment at the reporting unit level. Impairment is determined by comparing the fair value of the reporting unit to its carrying value. The fair value of a reporting unit and assets and liabilities within a reporting unit may be determined using alternative methods for market valuation, including quoted market prices, discounted cash flows and net realizable values. Upon adoption of this standard, an impairment of $748 million (including $8 million related to assets held for sale) was identified in the goodwill balance as at January 1, 2002, and was charged as a cumulative effect of an accounting change in the consolidated statement of income in 2002. Amortization expense recognized in the consolidated statement of income was $69 million in 2001. In estimating the fair value of a reporting unit, the Company uses acceptable valuation techniques and makes assumptions and estimates in a number of areas, including future cash flows and discount rates. In estimating future cash flows, the Company uses its internal plans. These plans reflect management's best estimates; however, they are subject to change as they have inherent uncertainties that management may not be able to control. Actual results could differ significantly from those estimates.

Income Taxes

The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in the Company's consolidated financial statements. Income tax assets and liabilities, both current and deferred, are measured according to the income tax legislation that is expected to apply when the asset is realized or the liability settled. The Company regularly reviews the recognized and unrecognized deferred income tax assets to determine whether a valuation allowance is required or needs to be adjusted. In forming a conclusion about whether it is appropriate to recognize a tax asset, the Company must use judgment in assessing the potential for future recoverability while at the same time considering past experience. All available evidence is considered in determining the amount of a valuation allowance. If the Company's interpretations differ from those of tax authorities or judgments with respect to tax losses change, the income tax provision could increase or decrease, potentially significantly, in future periods.

Business Combinations

The Company accounts for business acquisitions using the purchase method. Under this method, the cost of a purchase is allocated to the estimated fair values of the net assets acquired.   When the Company completes an acquisition towards the end of its fiscal year or the acquired enterprise is very large, the Company makes tentative estimates of the fair values of the net assets acquired as it is still in the process of gathering all the relevant data. Accordingly, the final fair values of the net assets acquired could differ materially from the amounts presented in the 2003 consolidated financial statements.   In the case of the Pechiney acquisition completed on December 15, 2003, the significant elements for which the fair values could differ include PP&E, intangible assets, goodwill, deferred income taxes, deferred charges and other assets, and deferred credits and other liabilities. Changes in the fair values of these elements could have a significant impact on the Company's net income, including depreciation and amortization, and income taxes. The Company expects to complete the final valuation of Pechiney's net assets during 2004.

Cautionary Statement

Statements made in this report that describe the Company's or management's objectives, projections, estimates, expectations or predictions of the future may be "forward-looking statements" within the meaning of securities laws, which can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "will", "should", "estimates", "anticipates" or the negative thereof or other variations thereon. The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and that the Company's actual actions or results could differ materially from those expressed or implied in such forward-looking statements or could affect the extent to which a particular projection is realized. Important factors that could cause such differences include global supply and demand conditions for aluminum and other products, aluminum ingot prices and changes in raw materials' costs and availability, changes in the relative value of various currencies, cyclical demand and pricing within the principal markets for the Company's products, changes in government regulations, particularly those affecting environmental, health or safety compliance, economic developments, relationships with and financial and operating conditions of customers and suppliers, the effects of integrating acquired businesses and the ability to attain expected benefits and other factors within the countries in which the Company operates or sells its products and other factors relating to the Company's ongoing operations including, but not limited to, litigation, labour negotiations and fiscal regimes. The aluminum market overview contained in this report is based on research that includes information from sources believed to be reliable, but Alcan does not make any representation that it is accurate in every detail. The aluminum market overview represents the Company's views as of June 14, 2004.

EXHIBIT 99.2 - RESTATEMENT OF ALCAN INC.'S 2003, 2002 AND 2001 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES (REVISED ITEM 8 TO REGISTRANT'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003)

Alcan Inc.

CONSOLIDATED STATEMENT OF INCOME

Year ended December 31

(In millions of US$, except per share amounts)

	2003	2002	2001
Sales and operating revenues	**13,850**	12,483	12,545
Costs and expenses			
Cost of sales and operating expenses	**11,171**	10,032	10,108
Depreciation and amortization (NOTES 3 AND 8)	**862**	772	809
Selling, administrative and general expenses	**758**	580	567
Research and development expenses	**190**	115	134
Interest	**212**	198	242
Restructuring, impairment and other special charges (NOTE 9)	**(38)**	63	653
Goodwill impairment (NOTE 8)	**28**	-	-
Other expenses (income) – net (NOTE 15)	**167**	56	165
	13,350	11,816	12,678
Income (Loss) from continuing operations before income taxes and other items	**500**	667	(133)
Income taxes (NOTE 10)	**260**	287	(15)
Income (Loss) from continuing operations before other items	**240**	380	(118)
Equity income	**38**	44	44
Minority interests	**(16)**	(3)	14
Income (Loss) from continuing operations	**262**	421	(60)
Loss from discontinued operations (NOTE 5)	**(159)**	(21)	(6)
Income (Loss) before cumulative effect of accounting changes	**103**	400	(66)
Cumulative effect of accounting changes, net of income taxes of $17 (nil in 2002 and $6 in 2001) (NOTES 4 AND 8)	**(39)**	(748)	(12)
Net income (Loss)	**64**	(348)	(78)
Dividends on preference shares	**7**	5	8
Net income (Loss) attributable to common shareholders	**57**	(353)	(86)
Earnings (Loss) per share (NOTE 6)			
Basic and Diluted			
Income (Loss) from continuing operations	**0.79**	1.29	(0.21)
Loss from discontinued operations	**(0.49)**	(0.07)	(0.02)
Cumulative effect of accounting changes	**(0.12)**	(2.32)	(0.04)
Net Income (Loss) per common share – basic and diluted	**0.18**	(1.10)	(0.27)
Dividends per common share	**0.60**	0.60	0.60

The accompanying notes are an integral part of the financial statements.

Alcan Inc.

CONSOLIDATED BALANCE SHEET

As at December 31
(In millions of US$)

	2003	2002	2001
ASSETS			
Current assets			
Cash and time deposits	**778**	97	100
Trade receivables (net of allowances of $88 in 2003, $56 in			
2002 and $50 in 2001) (NOTES 3, 13 AND 14)	**3,235**	1,390	1,317
Other receivables	**812**	676	609
Deferred income taxes (NOTE 10)	**50**	-	-
Inventories			
Aluminum operating segments			
Aluminum	**943**	905	875
Raw materials	**398**	359	386
Other supplies	**343**	309	283
	1,684	1,573	1,544
Packaging operating segment	**405**	289	290
Pechiney operating segment	**1,883**	-	-
	3,972	1,862	1,834
Current assets held for sale (NOTE 5)	**267**	116	99
Total current assets	**9,114**	4,141	3,959
Deferred charges and other assets (NOTE 16)	**1,590**	1,178	1,174
Deferred income taxes (NOTE 10)	**887**	189	155
Property, plant and equipment (NOTE 17)			
Cost (excluding construction work in progress)	**21,882**	16,238	14,927
Construction work in progress	**645**	516	542
Accumulated depreciation	**(8,216)**	(7,319)	(6,458)
	14,311	9,435	9,011
Intangible assets, net of accumulated amortization of $86 in			
2003, $52 in 2002 and $24 in 2001 (NOTE 8)	**1,218**	452	297
Goodwill (NOTE 8)	**4,686**	2,136	2,746
Long-term assets held for sale (NOTE 5)	**142**	230	209
Total assets	**31,948**	17,761	17,551

Alcan Inc.

CONSOLIDATED BALANCE SHEET (Cont'd)

As at December 31
(In millions of US$, except per share data)

	2003	2002	2001
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Payables and accrued liabilities	**5,277**	2,483	2,523
Short-term borrowings	**1,764**	378	579
Debt maturing within one year (NOTE 20)	**341**	249	610
Deferred income taxes (NOTE 10)	**86**	-	-
Current liabilities of operations held for sale (NOTE 5)	**123**	69	62
Total current liabilities	**7,591**	3,179	3,774
Debt not maturing within one year (NOTES 20 AND 26)	**7,437**	3,120	2,801
Deferred credits and other liabilities (NOTE 19)	**4,100**	1,996	1,354
Deferred income taxes (NOTE 10)	**1,702**	1,010	906
Long-term liabilities of operations held for sale (NOTE 5)	**322**	14	14
Minority interests	**519**	150	132
Shareholders' equity			
Redeemable non-retractable preference shares (NOTE 21):			
Series C: stated value $106, issuable in series, unlimited; number of			
shares authorized and outstanding 5,700,000	**106**	106	106
Series E: stated value $54, issuable in series, unlimited; number of			
shares authorized and outstanding 3,000,000	**54**	54	54
Common shareholders' equity			
Common shares, unlimited number of shares authorized, outstanding (in			
thousands): 365,181 in 2003; 321,470 in 2002; 320,902 in 2001 (NOTE 22)	**6,461**	4,731	4,713
Additional paid-in capital (NOTES 7 AND 23)	**128**	42	33
Retained earnings (NOTE 24)	**3,331**	3,467	4,012
Common shares held by a subsidiary (NOTE 22)	**(56)**	-	-
Accumulated other comprehensive income (loss)	**253**	(108)	(348)
	10,117	8,132	8,410
	10,277	8,292	8,570
Commitments and contingencies (NOTE 25)			
Total liabilities and shareholders' equity	**31,948**	17,761	17,551

The accompanying notes are an integral part of the financial statements.

Alcan Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31
(In millions of US$)

	2003	2002	2001
OPERATING ACTIVITIES			
Net income (Loss)	64	(348)	(78)
Loss from discontinued operations	159	21	6
Income from continuing operations	223	(327)	(72)
Adjustments to determine cash from operating activities:			
Cumulative effect of accounting changes	39	748	12
Depreciation and amortization	862	772	809
Deferred income taxes	(2)	91	(183)
Equity income, net of dividends	(11)	(18)	(19)
Asset impairment provisions	64	33	232
Stock option compensation	13	11	24
Write-off of acquired in process research and development	50	-	-
Loss (Gain) on sales of businesses and investment – net	(44)	9	124
Change in operating working capital			
Change in receivables	339	73	455
Change in inventories	69	86	85
Change in payables and accrued liabilities	61	(112)	28
Change in deferred charges, other assets, deferred credits and other liabilities – net	101	171	114
Other – net	37	(18)	5
Cash from operating activities in continuing operations	1,801	1,519	1,614
Cash from operating activities in discontinued operations	11	15	21
Cash from operating activities	1,812	1,534	1,635
FINANCING ACTIVITIES			
Proceeds from issuance of new debt	3,638	816	1,850
Debt repayments	(593)	(1,093)	(1,771)
Short-term borrowings – net	577	(209)	(476)
Common shares issued *	42	16	61
Dividends			
- Alcan shareholders (including preference)	(200)	(197)	(200)
- Minority interests	(11)	(6)	(2)
Cash from (used for) financing activities in continuing operations	3,453	(673)	(538)
Cash from (used for) financing activities in discontinued operations	(29)	2	-
Cash from (used for) financing activities	3,424	(671)	(538)

* *Excludes the non-cash impact of common shares issued in exchange for Pechiney securities. See note 7 – Acquisition of Pechiney.*

The accompanying notes are an integral part of the financial statements.

Alcan Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS (Cont'd)

Year ended December 31
(In millions of US$)

	2003	2002	2001
INVESTMENT ACTIVITIES			
Purchase of property, plant and equipment	**(838)**	(627)	(1,017)
Business acquisitions, net of cash and time deposits acquired (NOTES 7 AND 18)	**(3,819)**	(346)	(404)
Proceeds from disposal of businesses, investments and other assets, net of cash of companies deconsolidated	**63**	113	239
Cash used for investment activities in continuing operations	**(4,594)**	(860)	(1,182)
Cash from (used for) investment activities in discontinued operations	**17**	(19)	(28)
Cash used for investment activities	**(4,577)**	(879)	(1,210)
Effect of exchange rate changes on cash and time deposits	**21**	10	(7)
Increase (Decrease) in cash and time deposits	**680**	(6)	(120)
Cash and time deposits - beginning of year	**98**	104	224
Cash and time deposits - end of year in continuing operations	**778**	97	100
Cash and time deposits - end of year in discontinued operations (NOTE 5)	**-**	1	4
Cash and time deposits - end of year	**778**	98	104

The accompanying notes are an integral part of the financial statements.

Alcan Inc.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

Year ended December 31
(In millions of US$)

	Comprehen-sive Income	Preference Shares – Series C and E	Common Shares	Additional Paid-In Capital	Retained Earnings	Common Shares Held by a Subsidiary	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at end of 2000		160	4,604	28	4,290	-	(60)	9,022
Net Loss – 2001	(78)				(78)			(78)
Other comprehensive income:								
Net change in deferred translation adjustments	(133)							
Net change in excess of market value over book value of "available-for-sale" securities	(7)							
Net change in minimum pension liability – net of taxes of $67	(148)						(288)	(288)
Comprehensive loss	(366)							
Dividends:								
Preference					(8)			(8)
Common					(192)			(192)
Stock option expense				24				24
Exercise of stock options			19	(19)				-
Common shares issued for cash:								
Executive share option plan			55					55
Dividend reinvestment and share purchase plans			5					5
Common shares issued in exchange for tendered algroup shares			30					30
Balance at end of 2001		160	4,713	33	4,012	-	(348) a	8,570
Net Loss – 2002	(348)				(348)			(348)
Other comprehensive income:								
Net change in deferred translation adjustments	413							
Net change in excess of market value over book value of "available-for-sale" securities	8							
Reclassification to net income	(10)							
Net change in minimum pension liability – net of taxes of $81	(171)						240	240
Comprehensive loss	(108)							
Dividends:								
Preference					(5)			(5)
Common					(192)			(192)
Stock option expense				11				11
Exercise of stock options			2	(2)				-
Common shares issued for cash:								
Executive share option plan			7					7
Dividend reinvestment and share purchase plans			9					9
Balance at end of 2002		160	4,731	42	3,467	-	(108) b	8,292

The accompanying notes are an integral part of the financial statements.

Alcan Inc.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (cont'd)

Year ended December 31
(In millions of US$)

	Comprehen- sive Income	Preference Shares – Series C and E	Common Shares	Additional Paid-In Capital	Retained Earnings	Common Shares Held by a Subsidiary	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Net income – 2003	64				64			64
Other comprehensive income:								
Net change in deferred translation adjustments	404							
Net change in excess of market value over book value of "available-for-sale" securities	8							
Reclassification to net income	(8)							
Net change in minimum pension liability net of taxes of $8	(31)							
Net change in unrealized gains and losses on derivatives, net of taxes of $5	(12)						361	361
Comprehensive income	425							
Dividends:								
Preference					(7)			(7)
Common					(193)			(193)
Stock option expense				13				13
Exercise of stock options			7	(7)				-
Cost of Pechiney options				80				80
Common shares held by a subsidiary						(56)		(56)
Common shares issued for cash:								
Executive share option plan			22					22
Dividend reinvestment and share purchase plans			20					20
Common shares issued in exchange for tendered Pechiney securities			1,681					1,681
Balance at end of 2003		160	6,461	128	3,331	(56)	253 c	10,277

a. Comprised of deferred translation adjustments of ($208), unrealized gain on "available-for-sale" securities of $8, and minimum pension liability of ($148).
b. Comprised of deferred translation adjustments of $205, unrealized gain on "available-for-sale" securities of $6, and minimum pension liability of ($319).
c. Comprised of deferred translation adjustments of $609, unrealized gain on "available-for-sale" securities of $6, minimum pension liability of ($350) and unrealized loss on derivatives of ($12).

The accompanying notes are an integral part of the financial statements.

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

1. NATURE OF OPERATIONS

Alcan is engaged, together with subsidiaries, joint ventures and related companies, in a variety of aspects of the aluminum and packaging businesses on an international scale. Its operations include the mining and processing of bauxite, the basic aluminum ore; the refining of bauxite into alumina; the generation of electric power for use in smelting aluminum; the smelting of aluminum from alumina; the recycling of used and scrap aluminum; the fabrication of aluminum, aluminum alloys and non-aluminum materials into semi-fabricated and finished products; the producing and converting of specialty packaging and packaging products for many industries including the food, pharmaceutical, cosmetic and health sectors; the distribution and marketing of aluminum, non-aluminum and packaging products; and, in connection with its aluminum operations, the production and sale of industrial chemicals and licensing of alumina and aluminum production technology and related equipment.

Alcan, together with its subsidiaries, joint ventures and related companies, has bauxite holdings in five countries, produces alumina in three countries, smelts primary aluminum in seven countries, operates rolled products plants in nine countries, has engineered products plants in 20 countries, has packaging facilities in 18 countries and has sales outlets and maintains warehouse inventories in the larger markets of the world. Alcan also operates a global transportation network that includes the operation of bulk cargo vessels, port facilities and freight trains.

Pechiney, headquartered in Paris, France, has bauxite holdings in two countries, produces alumina in four countries, smelts primary aluminum in six countries, operates fabrication plants and a research centre in six countries, has packaging facilities in 18 countries and has an international trade division, consisting of a sales network, trading activities and distribution network in 60 countries.

Pechiney – Basis of Presentation
As described in note 7 – Acquisition of Pechiney, Alcan acquired Pechiney on December 15, 2003. Pechiney refers to Pechiney, a French *société anonyme*, and, where applicable, its consolidated subsidiaries. The balance sheet of Pechiney is included in the consolidated financial statements as at December 31, 2003, and the statements of income and cash flows of Pechiney have been included in the consolidated financial statements beginning January 1, 2004.

2. CHANGE IN REPORTING GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Alcan has historically prepared and filed its financial statements in accordance with Canadian generally accepted accounting principles (GAAP) with a reconciliation to United States (U.S.) GAAP. On January 1, 2004, the Company adopted U.S. GAAP as its primary reporting standard for presentation of its consolidated financial statements. Historical consolidated financial statements were restated in accordance with the guidance provided under U.S GAAP. Note 32 – Differences between United States and Canadian Generally Accepted Accounting Principles (GAAP) provides an explanation and reconciliation of differences between U.S. and Canadian GAAP.

The Company has adopted U.S. GAAP to enhance its communication with its shareholders, improve comparability of financial information with its competitors and peer group, and promote a common financial language within Alcan.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. They may also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of subsidiaries that are controlled by Alcan, all of which are majority owned. Investments in entities over which Alcan has significant influence are accounted for using the equity method. Under the equity method, Alcan's investment is increased or decreased by Alcan's share of the undistributed net income or loss and deferred translation adjustments since acquisition. Investments in joint ventures over which Alcan has an undivided interest in the assets and liabilities are proportionately consolidated to the extent of Alcan's participation. All other investments in joint ventures are accounted for using the equity method. Other investments are accounted for using the cost method. Intercompany balances and transactions, including profits in inventories, are eliminated in the consolidated financial statements.

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

All business combinations are accounted for under the purchase method.

Foreign Currency

The assets and liabilities of foreign operations, whose functional currency is other than the U.S. dollar (located principally in Europe and Asia), are translated into U.S. dollars at the year-end exchange rates. Revenues and expenses are translated at average exchange rates for the year. Differences arising from exchange rate changes are included in the Deferred translation adjustments (DTA) component of Accumulated other comprehensive income. If there is a reduction in the Company's ownership in a foreign operation, the relevant portion of DTA is recognized in Other expenses (income) – net. All other operations, including most of those in Canada, have the U.S. dollar as the functional currency. Monetary items denominated in currencies other than the U.S. dollar are translated at year-end exchange rates and translation gains and losses are included in income. Non-monetary items are translated at historical rates.

The Company has entered into foreign currency contracts and options to hedge certain future, identifiable foreign currency revenue and operating cost exposures. All such contracts are reported at fair value on the Consolidated Balance Sheet. For contracts qualifying as cash flow hedges, changes in fair value are recorded in Other comprehensive income and are transferred to Sales and operating revenues, Cost of sales and operating expenses, or Depreciation and amortization, as applicable, concurrently with the recognition of the item being hedged. For contracts qualifying as fair value hedges, changes in fair value are recorded in the statement of income together with the changes in the fair value of the hedged item. For contracts not qualifying as hedges, changes in fair value are recorded in Other expenses (income) – net.

Foreign currency forward contracts and swaps are also used to hedge certain foreign currency denominated debt and intercompany foreign currency denominated loans. Changes in the fair value of these contracts are recorded in Other expenses (income) – net concurrently with the changes in the fair value of the foreign currency denominated debt and intercompany foreign currency denominated loans being hedged.

The Company has entered into forward exchange contracts to hedge certain foreign currency denominated net equity investments. All such contracts are reported at fair value on the Consolidated Balance Sheet. Changes in fair value are reported in the DTA component of Accumulated other comprehensive income concurrently with changes in the fair value of the equity being hedged. If there is a reduction in the Company's ownership in a foreign operation, the relevant portion of DTA is recognized in Other expenses (income) – net.

Revenue Recognition

Revenue from product sales, net of trade discounts and allowances, is recognized once delivery has occurred provided that persuasive evidence of an arrangement exists, the price is fixed or determinable, and collectibility is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer. Revenue from services is recognized as services are rendered and accepted by the customer.

Shipping and Handling Costs

Amounts charged to customers related to shipping and handling are included in Sales and operating revenues, and related shipping and handling costs are recorded in Cost of sales and operating expenses.

Commodity Contracts and Options

Generally, all of the forward metal contracts and options serve to hedge certain future identifiable aluminum price exposures. For these contracts, the fair values of the derivatives are recorded on the Consolidated Balance Sheet. For contracts qualifying as cash flow hedges, the effective portions of the changes in fair value are recorded in Other comprehensive income and are reclassified, together with related hedging costs, to Sales and operating revenues or Cost of sales and operating expenses, concurrently with the recognition of the underlying item being hedged or in the period that the derivatives no longer qualify as cash flow hedges.

All oil and natural gas futures contracts, swaps and options are recorded at fair value on the balance sheet. For contracts qualifying as cash flow hedges, the effective portions of the changes in the fair value are recorded in Other comprehensive income and are reclassified to the statement of income concurrently with the recognition of the underlying item being hedged. For contracts not qualifying for hedge accounting, changes in fair value are recorded in Other expenses (income) – net.

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Physical metals purchase and sales contracts with third parties and related forward metal contracts are considered to be derivatives held for trading purposes and are recorded at fair value on the balance sheet. Changes in fair value are recorded on a net basis in Sales and operating revenues.

In circumstances where the Company's purchase or sales contracts for a commodity contain derivative characteristics, these contracts are generally not recorded at fair value as they involve quantities that are expected to be used or sold in the normal course of business over a reasonable period of time.

Interest Rate Swaps

The Company enters into interest rate swap agreements to manage its exposure to fluctuations in interest rates on its long-term debt. These swaps are marked-to-market in the financial statements and all changes in fair value are recorded in Other expenses (income) – net.

Inventories

Aluminum, raw materials and packaging products, other supplies and Pechiney inventories are stated at cost (determined for the most part on the monthly average cost method) or net realizable value, whichever is lower.

Capitalization of Interest Costs

The Company capitalizes interest costs associated with the financing of major capital expenditures up to the time the asset is ready for its intended use.

Sale of Receivables

When the Company sells certain receivables, it retains servicing rights and provides limited recourse, which constitute retained interests in the sold receivables. No servicing asset or liability is recognized in the financial statements as the fees received by the Company reflect the fair value of the cost of servicing these receivables. The related purchase discount is included in Other expenses (income) – net.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Additions, improvements and major renewals are capitalized; normal maintenance and repair costs are expensed. An impairment loss is recognized when the carrying amount of these assets is not recoverable and exceeds their fair value. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of the respective assets. The principal rates range from 2% to 10% for buildings and structures, 1% to 4% for power assets and 3% to 20% for chemical, smelter and fabricating assets. Gains or losses from the sale of assets are included in Other expenses (income) – net.

Impairment or Disposal of Long-Lived Assets

The Company reviews its long-lived assets and amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. An impairment loss is recognized when the carrying amount of the assets exceeds the future undiscounted cash flows expected from the asset. Any impairment loss is measured as the amount by which the carrying value exceeds the fair value. Such evaluations for impairment are significantly impacted by estimates of future prices for the Company's product, capital needs, economic trends in the market and other factors. Quoted market values are used whenever available to estimate fair value. When quoted market values are unavailable, the fair value of the long-lived asset is generally based on estimates of discounted expected net cash flows. Assets to be disposed of by sale are reflected at the lower of their carrying amount or fair value less cost to sell and are not depreciated while classified as held for sale.

Goodwill

Goodwill is tested for impairment on an annual basis at the reporting unit level and is also tested for impairment when events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below the carrying value. Fair value is determined using discounted cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Intangible Assets

Intangible assets are primarily trademarks and patented and non-patented technology, purchase contracts and customer contracts all of which have finite lives. Intangible assets are recorded at cost less accumulated amortization and are amortized over their useful life, which is generally 15 years, using the straight-line method of amortization.

Environmental Costs and Liabilities

Environmental liabilities for legal obligations associated with the retirement of a tangible long-lived asset that result from its acquisition, construction, development or normal operation are recognized at their fair values when incurred and a corresponding asset retirement cost is added to the carrying amount of the related asset. In subsequent periods, the carrying amount of the liability is adjusted to reflect the passage of time and any changes in the timing or amount of the underlying future cash flows. The asset retirement cost is amortized to expense over the asset's useful life.

Environmental liabilities that are not legal asset retirement obligations are expensed or capitalized, as appropriate. Environmental expenditures of a capital nature that extend the life, increase the capacity or improve the safety of an asset or that mitigate or prevent environmental contamination that has yet to occur are included in Property, plant and equipment and are depreciated generally over the remaining useful life of the underlying asset. Expenditures relating to existing conditions caused by past operations, and which do not contribute to future revenues, are expensed when probable and estimable and are normally included in Cost of sales and operating expenses except for large, unusual amounts, which are included in Other expenses (income) – net. Recoveries relating to environmental liabilities are recorded when received.

Pensions and Post-Retirement Benefits

Using appropriate actuarial methods and assumptions, the Company's defined benefit pension plans are accounted for in accordance with the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 87, Employers' Accounting for Pensions. The post-retirement benefits are accounted for in accordance with SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. Pension and post-retirement benefit obligations are actuarially calculated using management's best estimates and based on expected service period, salary increases and retirement ages of employees.   Pension and post-retirement benefit expense includes the actuarially computed cost of benefits earned during the current service period, the interest cost on accrued obligations, the expected return on plan assets based on fair market value and the straight-line amortization of net actuarial gains and losses and adjustments due to plan amendments. All net actuarial gains and losses are amortized over the expected average remaining service life of the employees.

Stock Options and Other Stock-Based Compensation

The Company accounts for its stock options granted under the share option plan using the fair value provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Under the fair value method, stock-based compensation expense is recognized in the statement of income over the applicable vesting period. When stock options are exercised, the consideration paid by employees, together with the applicable amount in additional paid-in capital, is credited to common shares. Other stock-based compensation arrangements, that can be settled in cash and are based on the change in the common share price during the period, are recognized in income over the vesting period of awards. Stock-based compensation expense is recorded in Selling, administrative and general expenses in the statement of income.

Income Taxes

Income taxes are accounted for under the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

This method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Cash and Time Deposits

All time deposits have original maturities of 90 days or less and qualify as cash equivalents.

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Allowance For Doubtful Accounts

The allowance for doubtful accounts reflects management's best estimate of probable losses inherent in the trade receivables balance. Management determines the allowance based on known doubtful accounts, historical experience, and other currently available evidence.

Guarantees

The Company follows the recognition and measurement provisions of the FASB Interpretation No. (FIN) 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The provisions are applied on a prospective basis to guarantees issued or modified after December 31, 2002. Under FIN 45, guarantees issued after December 31, 2002, are recorded as a liability equal to the fair value of the obligation at the inception of the guarantee. See note 25 - Commitments and Contingencies.

Recently Issued Accounting Standards

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. This interpretation requires that existing unconsolidated variable interest entities be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. An entity that holds a significant variable interest but is not the primary beneficiary is subject to specific disclosure requirements.

On December 24, 2003, the FASB issued a revision to FIN 46. Under this revision, application of FIN 46 is required for periods ending after December 15, 2003, only for existing variable interest entities that are structured as special-purpose entities. Application by public entities for all other types of variable interest entities is required in financial statements for periods ending after March 15, 2004. The Company does not hold any interests in variable interest entities that are structured as special-purpose entities. The Company's financial statements were not impacted by this interpretation.

4. ACCOUNTING CHANGES

Stock Options and Other Stock-Based Compensation

Effective January 1, 2004, the Company adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Under the retroactive restatement method selected by the Company as described in SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, compensation cost recognized in the statement of income for the year ended December 31, 2003 is the same as that which would have been recognized had the fair value method of SFAS No. 123 been applied from its original effective date. All prior years presented have been restated to reflect compensation cost as if the fair value method had been applied from the original effective date of SFAS No. 123.

The impact of the adoption of the fair value method of accounting for stock-based compensation was an increase in stock-based compensation expense of $13 for the year ended December 31, 2003 (2002: $11; 2001: $24). The impact as at December 31, 2003 was an increase in additional paid-in capital of $48 (2002: $42; 2001: $33), an increase in common shares of $35 (2002: $28; 2001: $25), and a decrease in retained earnings of $83 (2002: $70; 2001: $58). The earnings per common share impact of this restatement is a reduction of $0.04 per share for the year ended December 31, 2003 (2002: $0.03; 2001: $0.08).

Asset Retirement Obligations

On January 1, 2003, the Company retroactively adopted SFAS No. 143, Accounting for Asset Retirement Obligations. Under SFAS No. 143, the Company recognized additional liabilities, at fair value, of approximately $107 as at January 1, 2003, for existing legal asset retirement obligations. Such liabilities are adjusted for accretion costs and revisions in estimated cash flows. The related asset retirement costs are capitalized as increases to the carrying amount of the associated long-lived assets and accumulated depreciation on these capitalized costs is recognized. These liabilities consist primarily of environmental remediation costs, resulting from normal operations, associated with certain bauxite residue disposal sites at its alumina refineries and the disposal of certain of its spent potlining associated with smelter facilities. An after-tax charge of $39 for the cumulative effect of accounting change was recorded as a result of the new standard, relating primarily to costs for spent potlining disposal for pots currently in operation. As at January 1, 2003, Property, plant and equipment – cost has been increased by $140, Property, plant and equipment - accumulated depreciation has been increased by $90, Deferred credits and other liabilities have been increased by $107, and Deferred income taxes have been reduced by $18. Net income for the year

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

4.   ACCOUNTING CHANGES (cont'd)

ended December 31, 2002 would not have been materially different if this standard had been adopted effective January 1, 2002. For the year ended December 31, 2003, net income was reduced by $1 due to the adoption of the standard.

The following is a reconciliation of the aggregate carrying amount of liabilities for asset retirement obligations and the pro forma impact for the year ended December 31, 2002, as if the standard had been adopted effective January 1, 2002.

| | | Pro forma |
	2003	2002
Balance - beginning of year	389	363
Acquisition of Pechiney	116	-
Liabilities incurred	35	12
Liabilities settled	(25)	(12)
Accretion expense	25	17
Exchange	91	9
Revisions in estimated cash flows	(53)	-
Balance - end of year	578	389

Goodwill and Other Intangible Assets

On January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. Under this standard, goodwill and other intangible assets with an indefinite life are no longer amortized but are carried at the lower of carrying value and fair value. Goodwill and other intangible assets with an indefinite life are tested for impairment on an annual basis.

Goodwill is tested for impairment using a two-step test. Under the first step, the fair value of a reporting unit, based upon discounted cash flows, is compared to its net carrying amount. If the fair value is greater than the carrying amount, no impairment is deemed to exist. However, if the fair value is less than the carrying amount, a second test must be performed whereby the fair value of the reporting unit's goodwill must be estimated to determine if it is less than its carrying amount. Fair value of goodwill is estimated in the same way as goodwill is determined at the date of acquisition in a business combination, that is, the excess of the fair value of the reporting unit over the fair value of the identifiable net assets of the reporting unit.

An impairment of $748 (including $8 relating to assets held for sale) was identified in the goodwill balance as at January 1, 2002, and was charged to income as a cumulative effect of accounting change in 2002 upon adoption of the new accounting standard. Any further impairment arising subsequent to January 1, 2002, is taken as a charge against income. As a result of the new standard, the Company no longer amortizes goodwill. The amount of goodwill amortization was $69 in 2001.

Impairment or Disposal of Long-Lived Assets

In 2002, the Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Under this standard, an impairment loss is recognized when the carrying amount of a long-lived asset held for use is not recoverable and exceeds its fair value. No impairment charges were recorded upon adoption of this new standard. Impairment charges recorded during 2003 are described in note 5 – Discontinued Operations and Assets Held for Sale, note 9 – Restructuring, Impairment and Other Special Charges and note 15 – Other Expenses (Income) – Net.

Under this standard, a long-lived asset to be disposed of by sale is measured at the lower of its carrying amount or fair value less cost to sell, and is not depreciated while classified as held for sale. Assets and liabilities classified as held for sale are reported as assets held for sale and liabilities of operations held for sale on the balance sheet. A long-lived asset to be disposed of other than by sale, such as by abandonment, before the end of its previously estimated useful life, is classified as held for use until it is disposed of and depreciation estimates revised to reflect the use of the asset over its shortened useful life.   Also, the standard requires that the results of operations of a component of an enterprise, that has been disposed of either by sale or abandonment or is classified as held for sale, be reported as discontinued operations if the operations and cash flows of the component have been, or will be, eliminated from the ongoing operations as a result of the disposal transaction and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction. A component of an enterprise comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise. Disposal activities relating to long-lived assets initiated by the Company in 2003 are described in note 5 - Discontinued Operations and Assets Held for Sale.

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

4.   ACCOUNTING CHANGES (cont'd)

Derivatives

On January 1, 2001, the Company adopted SFAS Nos. 133 and 138, Accounting for Derivative Instruments and Hedging Activities. These standards require that all derivatives be recorded in the financial statements at fair value. Unrealized gains and losses resulting from the valuation of derivatives at fair value are recognized in net income as the gains and losses arise and not concurrently with the recognition of the transactions being hedged. Upon initial adoption of SFAS Nos. 133 and 138 on January 1, 2001, the cumulative effect of the accounting change resulted in a decrease in net income of $12.

On July 1, 2003, the Company adopted SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This standard amends and clarifies financial accounting and reporting for derivatives and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This standard has no impact on the Company's financial statements.

Costs Associated with Exit or Disposal Activities

On January 1, 2003, the Company prospectively adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This standard requires that a liability associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of the Company's commitment to an exit plan.

Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

On July 1, 2003, the Company adopted SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This standard requires that certain financial instruments embodying an obligation to transfer assets or to issue equity securities be classified as liabilities. This standard has no impact on the Company's financial statements.

Guarantees

On January 1, 2003, the Company adopted the recognition and measurement provisions of FIN 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The provisions are applied on a prospective basis to guarantees issued or modified after December 31, 2002.

As at December 31, 2002, the Company had guaranteed the repayment of approximately $3 of indebtedness by third parties. Alcan believes that none of these guarantees is likely to be invoked. Under FIN 45, guarantees issued after December 31, 2002, are recorded as a liability equal to the fair value of the obligation at the inception of the guarantee. See note 25 – Commitments and Contingencies.

5.   DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

In the second quarter of 2003, the Company committed to a plan to sell certain non-strategic Packaging operations, as the businesses are not part of its core operations. These businesses are classified as held for sale and are included in discontinued operations. An impairment charge of $138 was recorded in discontinued operations to reduce the carrying values of these businesses to estimated fair values less costs to sell. Fair values were determined based on either discounted cash flows or selling price. The remaining divestments are expected to be completed by June 30, 2004.

In the fourth quarter of 2003, the Company recorded the sale of Fibrenyle, one of the non-strategic Packaging operations, in the U.K. for proceeds of $29. In December 2003, the Company classified in discontinued operations its extrusions operations in Milan, Italy (Engineered Products). These operations had been classified as held and used until their sale in December 2003. Discontinued operations include a net loss of $8, comprising a loss of $17 on the sale of the extrusions operations and a gain of $9 on the sale of Fibrenyle. On December 31, 2003, the Company classified the aluminum rolling mill in Ravenswood, West Virginia, as held for sale. Ravenswood was acquired through the acquisition of Pechiney.

In the first quarter of 2004, the Company committed to a plan to sell certain non-strategic assets in the Engineered Products operating segment that are not part of its core operations. The Company is actively pursuing potential purchasers and expects the sale to be completed in the first quarter of 2005. An impairment charge of $21 was recorded in discontinued operations in 2003 to reduce the carrying value of these assets to estimated fair value less costs to sell. These assets are classified as held for sale and are included in discontinued operations. On May 14, 2004, the Company announced the sale of the Boxal Group, which comprises three manufacturing facilities in France, the Netherlands and Switzerland and as well as a sales office in Germany. The Boxal Group is part of the non-strategic packaging operations.

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

5.   **DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE** (cont'd)

Fair values were determined based on either discounted cash flows or expected selling price. Certain financial information has been reclassified in the prior periods to present these businesses as discontinued operations on the statement of income, as assets held for sale and liabilities of operations held for sale on the balance sheet and as cash flows from (used for) discontinued operations on the statement of cash flows.

Selected financial information for the businesses included in discontinued operations is reported below:

Year ended December 31	2003	2002	2001
Sales	**337**	320	324
Loss from operations	**(6)**	(12)	(8)
Loss on disposal – net	**(8)**	-	-
Loss from impairment	**(159)**	(9)	(2)
Pre-tax loss	**(173)**	(21)	(10)
Income taxes recovered	**14**	-	4
Loss from discontinued operations	**(159)**	(21)	(6)

The major classes of Assets held for sale and Liabilities of operations held for sale are as follows:

	2003	2002	2001
Current assets held for sale:			
Cash and time deposits	**-**	1	4
Trade receivables	**86**	58	41
Other receivables	**28**	12	13
Deferred income taxes	**3**	-	-
Inventories	**150**	45	41
	267	116	99
Long-term assets held for sale:			
Deferred charges and other assets	**3**	4	4
Deferred income taxes	**70**	-	-
Property, plant and equipment, net	**47**	159	141
Intangible assets, net	**-**	14	13
Goodwill, net	**22**	53	51
	142	230	209
Current liabilities of operations held for sale:			
Payables and accrued liabilities	**122**	65	60
Short-term borrowings	**1**	4	2
	123	69	62
Long-term liabilities of operations held for sale:			
Debt not maturing within one year	**-**	-	-
Deferred credits and other liabilities	**314**	2	-
Deferred income taxes	**8**	12	14
	322	14	14

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

6.   EARNINGS PER SHARE – BASIC AND DILUTED

Basic and diluted earnings per share are based on the weighted average number of shares outstanding during the year. The treasury stock method for calculating the dilutive impact of stock options is used. The following table outlines the calculation of basic and diluted earnings per share on income from continuing operations.

	2003	2002	2001
Numerator:			
Income (Loss) from continuing operations	**262**	421	(60)
Less: dividends on preference shares	**(7)**	(5)	(8)
Income (Loss) from continuing operations attributable to common shareholders	**255**	416	(68)
Denominator (number of common shares in millions):			
Weighted average of outstanding shares	**322**	321	320
Effect of dilutive stock options	**-**	1	1
Adjusted weighted average of outstanding shares	**322**	322	321
Income (Loss) from continuing operations per common share – basic and diluted	**0.79**	1.29	(0.21)

Options to purchase 3,443,855 common shares (2002: 1,146,500; 2001: 579,000) at a weighted average grant price of CAN $53.70 per share (2002: CAN$60.16; 2001: CAN$59.35) were outstanding during the year but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average price of the common shares.

As at December 31, 2003, there are 365,181,101 common shares outstanding (2002: 321,470,298; 2001: 320,901,748).

As described in note 1 – Nature of Operations, the results of operations of Pechiney are not included in the 2003 statement of income. The common shares issued in December 2003 as part of the Pechiney acquisition are excluded from the weighted average of outstanding shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

7.   ACQUISITION OF PECHINEY

During the initial offer period, which closed on November 24, 2003, 77,950,776 Pechiney shares, 1,598 Pechiney bonus allocation rights and 7,722,915 Pechiney OCEANEs were tendered, representing 92.21% of Pechiney share capital and 93.55% of Pechiney voting rights, on a fully diluted basis. Pechiney shares, Pechiney bonus allocation rights, and Pechiney OCEANEs and Pechiney American Depositary Shares (ADS) are collectively hereby referred to as Pechiney securities. On December 15, 2003, the Company acquired the Pechiney securities tendered during the initial offer and as consideration, issued 42,413,105 common shares (including 1,417,910 shares to Pechiney) valued at $39.63 per share and paid $3,544 in cash. Accordingly, Pechiney became a subsidiary of the Company on December 15, 2003. In addition, the Company assumed from Pechiney total debt of $2,130 (short-term borrowings, debt maturing within one year, and debt not maturing within one year). The value of $39.63 per share represents the average closing market price for an Alcan common share for a reasonable period of time before and after November 17, 2003, the date at which the number of Alcan common shares to be issued and the amount of cash consideration for each Pechiney share became fixed.

The offer was re-opened from December 9 to 23, 2003. During the re-opened offer, 3,826,638 Pechiney shares, 19 Pechiney bonus allocation rights and 149,072 Pechiney OCEANEs were tendered. As more than 95% of the capital and voting rights of Pechiney were tendered (on a fully diluted basis) during the initial and re-opened offers, the Company paid to the holders of Pechiney securities who tendered during the initial offer, additional consideration of $100 on January 19, 2004. This additional consideration was recorded in 2003 as it became payable on December 23, 2003, the date the re-opened offer closed.

On January 15, 2004, the Company acquired the Pechiney securities tendered in the re-opened offer and as consideration, issued 2,082,075 common shares of the Company valued at $39.63 per share and paid $158 in cash including $5 as payment of additional consideration for holders of Pechiney securities who tendered during the re-opened offer. The additional ownership acquired through this re-opened offer was accounted for in the first quarter of 2004 when the Company settled the purchase price and obtained legal title of the Pechiney securities tendered during the re-opened offer.

The withdrawal offer of Alcan, made in accordance with French securities regulations, as a required step to acquire all remaining Pechiney equity securities, was opened from January 23 to February 5, 2004. It was followed on February 6, 2004, by a compulsory acquisition by which Alcan became the owner of the remaining Pechiney equity securities it did not already own. On January 23, 2004, Alcan paid $109, which was accounted for in the first quarter of 2004, representing the aggregate consideration for the withdrawal offer and compulsory acquisition (without taking into account the Pechiney shares that could have resulted from exercise of Pechiney options between January 23 and February 5, 2004), for distribution in accordance with the provisions of French securities regulations. On February 6, 2004, the Company paid $7, which was accounted for in the first quarter of 2004, in order to complete the acquisition of the Pechiney shares that were issued between January 23 and February 5, 2004, upon the exercise of Pechiney options. On February 6, 2004, Pechiney became a wholly-owned subsidiary of the Company.

Pechiney's three core businesses are primary aluminum, aluminum conversion and packaging. The transaction is intended to enable Alcan to build upon its position as one of the world's leading aluminum and packaging companies and to benefit from the combined entity's enhanced scale, financial strength and technological resources as well as its increased capacity to serve customers worldwide. The combined entity expects to benefit from a larger and more diversified low-cost global position in primary aluminum production with opportunities for profitable growth, an advanced aluminum fabricating business with facilities around the world and a leading position in flexible packaging.

The acquisition was accounted for using the purchase method. The balance sheet of Pechiney is included in the consolidated financial statements as at December 31, 2003, and the results of operations and cash flows of Pechiney have been included in the consolidated financial statements beginning January 1, 2004. Given the magnitude of the acquisition of Pechiney and due to the fact that the transaction was completed at the end of 2003, a tentative purchase price allocation has been performed and, as permitted by accounting standards, the final valuation will be completed in 2004. The Company is in the process of completing its valuations of certain assets and liabilities. Accordingly, the fair value of assets acquired and liabilities assumed could differ materially from the amounts presented in the consolidated financial statements. The significant elements for which the fair values could be modified include property, plant and equipment, intangible assets, goodwill, deferred income taxes, deferred charges and other assets and deferred credits and other liabilities.

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

7.   ACQUISITION OF PECHINEY (cont'd)

The divestitures required for regulatory reasons as a result of the Pechiney acquisition are described in note 25 – Commitments and Contingencies.

	2003
Fair value of net assets acquired at date of acquisition	
Trade receivables	1,774
Other receivables	236
Deferred income taxes – current	50
Inventories	1,883
Current assets held for sale	166
Deferred charges and other assets	384
Deferred income taxes – non-current	672
Property, plant and equipment	4,293
Intangible assets	659
Goodwill [(1)]	2,283
Long-term assets held for sale	83
Total assets	12,483
Payables and accrued liabilities	2,424
Deferred income taxes – current	86
Short-term borrowings	849
Debt maturing within one year	202
Current liabilities of operations held for sale	64
Debt not maturing within one year	1,004
Long-term liabilities of operations held for sale	313
Minority interests	375
Deferred credits and other liabilities	1,467
Deferred income taxes – non-current	624
Fair value of net assets acquired at date of acquisition – net of cash and time deposits acquired	**5,075**

[(1)] See note 8 – Goodwill and Intangible Assets

The $2,283 of goodwill has been assigned to the Pechiney segment, as the new management organizational structure is not yet in place. The goodwill is not expected to be deductible for tax purposes.

Of the $659 of acquired intangible assets, $50 was assigned to in-process research and development assets that were written off at the date of acquisition. These write-offs are included in Research and development expenses.

Acquisition Cost

	2003
Issuance of common shares on December 15, 2003 (40,995,195* common shares without nominal or par value; average market value of $39.63 per share)	1,625
Cash paid of $3,544 net of cash and time deposits acquired of $335	3,209
Additional consideration for initial offer paid in 2004	100
Cost of Pechiney options	80
Transaction costs	61
Total acquisition cost – net of cash and time deposits acquired	5,075

* Represents the issuance of 42,413,105 common shares net of 1,417,910 shares held by Pechiney.

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

7.   ACQUISITION OF PECHINEY (cont'd)

Supplemental pro forma information (in millions of US$, except per share amounts)

The following unaudited pro forma information for 2003 and 2002 presents a summary of consolidated results of operations of the Company and Pechiney as if the combination had occurred on January 1, 2002. These pro forma results have been prepared for comparative purposes only.

	2003	2002
	(UNAUDITED)	(UNAUDITED)
Sales and operating revenues	**25,748**	23,433
Income from continuing operations	**126**	254
Net income (Loss)	**(35)**	183
Income from continuing operations per common share – basic and diluted	**0.35**	0.70
Net income (Loss) per common share – basic and diluted	**(0.10)**	0.51

8.   GOODWILL AND INTANGIBLE ASSETS

Goodwill

The changes in the carrying amount of goodwill for the year ended December 31, 2003, are as follows:

	BALANCE AS AT JANUARY 1, 2003	**IMPAIRMENT LOSSES**	**DISPOSALS**	**ADDITIONS**	**DEFERRED TRANSLATION ADJUSTMENTS**	**ADJUSTMENTS**	**BALANCE AS AT DECEMBER 31, 2003**
Bauxite and Alumina	**546**	**-**	**-**	**-**	**-**	**12**	**558**
Primary Metal	**344**	**-**	**-**	**6**	**12**	**(1)**	**361**
Engineered Products	**161**	**(28)**	**-**	**33**	**18**	**(1)**	**183**
Packaging	**1,085**	**-**	**-**	**75**	**126**	**15**	**1,301**
Pechiney	**-**	**-**	**-**	**2,283**	**-**	**-**	**2,283**
Goodwill excluding amount included in Long-term assets held for sale	**2,136**	**(28)**	**-**	**2,397**	**156**	**25**	**4,686**
Goodwill included in Long-term assets held for sale	**53**	**-**	**(11)**	**-**	**(1)**	**(19)**	**22**
Total	**2,189**	**(28)**	**(11)**	**2,397**	**155**	**6**	**4,708**

The changes in the carrying amount of goodwill for the year ended December 31, 2002, are as follows:

	BALANCE AS AT JANUARY 1, 2002	IMPAIRMENT LOSSES	DISPOSALS	ADDITIONS	DEFERRED TRANSLATION ADJUSTMENTS	ADJUSTMENTS	BALANCE AS AT DECEMBER 31, 2002
Bauxite and Alumina	543	-	-	-	-	3	546
Primary Metal	298	-	-	33	10	3	344
Rolled Products Europe	163	(163)	-	-	-	-	-
Engineered Products	466	(321)	-	2	19	(5)	161
Packaging	1,255	(256)	-	-	94	(8)	1,085
Other	21	-	-	-	-	(21)	-
Goodwill excluding amount included in Long-term assets held for sale	2,746	(740)	-	35	123	(28)	2,136
Goodwill included in Long-term assets held for sale	51	(8)	-	-	9	1	53
Total	2,797	(748)	-	35	132	(27)	2,189

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

8. GOODWILL AND INTANGIBLE ASSETS (cont'd)

In accordance with SFAS 142, the Company completed an initial review to determine whether, at January 1, 2002, there was impairment in the goodwill balance. As a result of this review, an impairment loss of $748 (including $8 relating to long-term assets held for sale) was recognized in income in 2002 as a cumulative effect of accounting change. The adjustment reflected the decline in end-market conditions in the period from the algroup merger in October 2000 to January 1, 2002. The fair value of all reporting units was determined using discounted future cash flows. The annual test was also completed in 2002 and no further impairment was identified.

In 2003, a reduction in goodwill of $7 (2002: $28), included in adjustments, was recorded principally relating to a decrease in the valuation allowance related to future income tax assets acquired in the combination with algroup, but which were not recognized at the date of the business combination.

As a result of the annual test to determine whether, for the year ended December 31, 2003, there was impairment in the carrying amount of goodwill, an impairment loss of $28 relating to the extrusions businesses in Europe was recognized as a charge to income in 2003.

The changes in the carrying amount of goodwill for the year ended December 31, 2001, are as follows:

	BALANCE AS AT JANUARY 1, 2001	DISPOSALS	ADDITIONS	DEFERRED TRANSLATION ADJUSTMENTS	ADJUSTMENTS	AMORTIZATION	BALANCE AS AT DECEMBER 31, 2001
Bauxite and Alumina	384	-	234	-	(62)	(13)	543
Primary Metal	257	-	-	(2)	50	(7)	298
Rolled Products Europe	165	-	-	(7)	9	(4)	163
Engineered Products	458	-	-	(14)	34	(12)	466
Packaging	1,249	(3)	7	(32)	66	(32)	1,255
Other	20	-	30	-	(28)	(1)	21
Goodwill excluding amount included in Long-term assets held for sale	2,533	(3)	271	(55)	69	(69)	2,746
Goodwill included in Long-term assets held for sale	56	-	-	(4)	-	(1)	51
Total	2,589	(3)	271	(59)	69	(70)	2,797

Intangible Assets with Finite Lives

	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	NET BOOK VALUE
DECEMBER 31, 2003			
Trademarks	178	33	145
Patented and non-patented technology	497	51	446
Purchase contracts	291	2	289
Customer contracts	115	-	115
Prior service costs	223	-	223
	1,304	86	1,218
DECEMBER 31, 2002			
Trademarks	134	20	114
Patented and non-patented technology	208	31	177
Purchase contracts	20	1	19
Prior service costs	142	-	142
	504	52	452
DECEMBER 31, 2001			
Trademarks	119	10	109
Patented and non-patented technology	185	14	171
Prior service costs	17	-	17
	321	24	297

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

8.   GOODWILL AND INTANGIBLE ASSETS (cont'd)

The aggregate amortization expense for the year ended December 31, 2003, was $26 (2002: $23; 2001: $20). The estimated amortization expense for the five succeeding fiscal years is approximately $69 per year. In 2003, the Company acquired intangible assets of $727 (2002: $20; 2001: nil). These assets are comprised of trademarks of $27 (2002: nil; 2001: nil), patented and non-patented technology of $313 (2002: nil; 2001: nil), purchase contracts of $272 (2002: $20; 2001: nil), and customer contracts of $115 (2002: nil; 2001: nil).

Pro forma net income and net income per common share – basic and diluted, before goodwill amortization for 2001, are presented below.

YEAR ENDED DECEMBER 31	2001
Reported net loss	(78)
Goodwill amortization	69
Adjusted net loss	(9)
Net income (Loss) per common share – basic and diluted	
Reported net loss	(0.27)
Goodwill amortization	0.21
Adjusted net loss per common share – basic and diluted	(0.06)

9.   RESTRUCTURING, IMPAIRMENT AND OTHER SPECIAL CHARGES

In 2001, the Company implemented a restructuring program aimed at safeguarding its competitiveness, resulting in a series of plant sales, closures and divestments throughout the organization. In the context of the Company's objective of value maximization, a detailed business portfolio review was undertaken in 2001 to identify high cost operations, excess capacity and non-core products. Impairment charges arose as a result of negative projected cash flows and recurring losses. These charges related principally to buildings, machinery and equipment and some previously capitalized project costs. This program was completed in 2003. The following information relates only to the 2001 program.

Restructuring and asset impairment charges

The schedule provided below shows details of the provision balances and related cash payments for the restructuring and asset impairment charges relating to the 2001 restructuring program:

	SEVERANCE COSTS	ASSET IMPAIRMENT PROVISIONS	OTHER	TOTAL
2001:				
Charges	111	268	28	407
Cash payments – net	(6)	-	(7)	(13)
Non-cash charges	-	(268)	-	(268)
Provision balance as at December 31, 2001	105	-	21	126
2002:				
Charges	35	17	30	82
Cash payments – net	(63)	-	-	(63)
Non-cash charges	(6)	(17)	(9)	(32)
Provision balance as at December 31, 2002	71	-	42	113
2003:				
Charges (recoveries)	**(3)**	**-**	**(26)**	**(29)**
Cash payments – net	**(45)**	**-**	**(26)**	**(71)**
Non-cash charges	**-**	**-**	**33**	**33**
Provision balance as at December 31, 2003	**23**	**-**	**23**	**46**

The remaining provision balance of $46 as at December 31, 2003, related principally to employee severance costs and environmental remediation for which payments will be made over an extended period.

2003 Activities

In 2003, Restructuring, impairment and other special charges of ($38), pre-tax were recorded, which included recoveries in restructuring and asset impairment charges of $29 and other special charges of $9. The $29 recovery consists of $3 for the

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

9. RESTRUCTURING, IMPAIRMENT AND OTHER SPECIAL CHARGES (cont'd)

reversal of an excess redundancy provision in the U.K. (Rolled Products Europe), a gain of $19 principally for the sale of the Borgofranco power facilities in Italy (Rolled Products Europe), income of $6 on the sale of extrusions operations in Malaysia (Rolled Products Americas and Asia), and a gain of $9 relating to sales of assets in the U.K. ($5: Bauxite and Alumina; $4: Packaging), partially offset by other costs of $8 principally in the U.K. (Packaging).

In 2003, the Company completed the closure of facilities at Glasgow, U.K., sold its extrusions operations in Malaysia for net proceeds of $2 and decided to retain the recycling operations at the Borgofranco plant in Italy and both cold mills at the light gauge operations in Fairmont, West Virginia.

2002 Activities

In 2002, Restructuring, impairment and other special charges of $63, pre-tax were recorded, which included restructuring and asset impairment charges of $82 and gains in other special charges of $19. The $82 charge consisted of severance costs of $35 related to workforce reductions of approximately 850 employees, impairment of long-lived assets of $17 and other exit costs related to the shutdown of facilities of $30. Severance charges of $35 related primarily to the closure of the Burntisland facility, U.K., (Bauxite and Alumina), certain cable operations in North America (Engineered Products), extrusions operations in Malaysia and light gauge operations in Fairmont, West Virginia, (Rolled Products Americas and Asia). Asset impairment charges of $17 related primarily to the Borgofranco plant in Italy (Rolled Products Europe) and the operations in Korea (Rolled Products Americas and Asia). Other exit costs of $30 consisted principally of closure costs of $19 for the Burntisland facility, U.K., a loss of $5 on the sale of the extrusions operations in Thailand (Rolled Products Americas and Asia) that arose from the realization of deferred translation losses, a loss of $4 on the sale of the rolled products circles production unit at Pieve, Italy, (Rolled Products Europe), other costs of $6 and was offset in part by income of $4 from the write-back of excess contract loss provisions upon settlement with a customer (Engineered Products).

In 2002, the Company completed the sale of certain glass packaging operations located in Park Hills, Missouri, and Mays Landing, Williamstown, and Millville, New Jersey for proceeds of $15 equal to book value. As well, the Company sold its rolled product circles production unit at its Pieve plant in Italy for proceeds of $14 and its two Pharmatech rubber stopper and aluminum seals operations located in Salisbury, Maryland for proceeds of $9 equal to book value.

2001 Activities

In 2001, Restructuring, impairment and other special charges of $653 pre-tax were recorded, which included restructuring and asset impairment charges of $407 and other special charges of $246. The charges of $407 included severance costs of $111, which related to workforce reductions of approximately 2,190 employees, impairment of long-lived assets of $268 and other exit costs related to the shutdown of facilities of $28.

Workforce Reductions

Workforce reductions relating to the 2001 restructuring program are as follows:

	2001	2002	Total
Bauxite and Alumina	-	380	380
Primary Metal	500	-	500
Rolled Products Americas and Asia	200	250	450
Rolled Products Europe	400	-	400
Engineered Products	-	100	100
Packaging	790	120	910
Other	300	-	300
Planned workforce reductions	2,190	850	3,040

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

9. RESTRUCTURING, IMPAIRMENT AND OTHER SPECIAL CHARGES (cont'd)

As at December 31, 2003, approximately 3,020 of a total of 3,040 employees had been terminated.

Asset Impairment Provisions

	ASSETS HELD AND USED			ASSETS HELD FOR DISPOSAL
	2001[1]	2002[1]	Total	2001[2]
Bauxite and Alumina [3]	45	-	45	-
Primary Metal [4]	22	-	22	-
Rolled Product Americas and Asia[7]	14	3	17	8
Rolled Products Europe [5][8]	79	9	88	22
Engineered Products	3	4	7	-
Packaging[6][9]	42	1	43	12
Other	21	-	21	-
Total	226	17	243	42

[1] An impairment provision was recorded when the carrying amount was not recoverable and exceeded its fair value based on discounted cash flows.

[2] An impairment provision was recorded to the extent that the net book value exceeded the fair value less selling costs. Fair values were determined based on either discounted cash flows or selling price.

Assets Held and Used
[3] Charges principally relate to the specialty chemicals plant at Burntisland, U.K.
[4] Charges principally relate to the engineered cast products plant in Quebec, Canada.
[5] Charges principally relate to the cold mill at the Rogerstone plant in the U.K. ($62) and the recycling operations at the Borgofranco plant in Italy ($9).
[6] Charges principally relate to the foil facilities at Glasgow, U.K.

Assets Held for Disposal
[7] Charges principally relate to the extrusions operations in Malaysia and Thailand.
[8] Charges principally relate to certain rolled products operations at the Pieve plant in Italy.
[9] Charges principally relate to the Pharmatech rubber stopper and aluminum seals operations in the U.S.

Assets Held for Disposal

	ROLLED PRODUCTS AMERICAS AND ASIA	ROLLED PRODUCTS EUROPE	PACKAGING	TOTAL
Sales and Operating Revenues				
2003	**12**	**-**	**-**	**12**
2002	16	32	90	138
2001	30	37	130	197
Net Operating Losses (Income)				
2003	**(1)**	**-**	**-**	**(1)**
2002	2	(1)	6	7
2001	-	-	10	10
Assets				
December 31, 2003	**-**	**-**	**-**	**-**
December 31, 2002	10	-	-	10
December 31, 2001	20	57	80	157
Liabilities				
December 31, 2003	**-**	**-**	**-**	**-**
December 31, 2002	5	13	-	18
December 31, 2001	10	11	70	91

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

9.   RESTRUCTURING, IMPAIRMENT AND OTHER SPECIAL CHARGES (cont'd)

Other Special Charges

In 2001, the Company increased its environmental provisions by $246 pre-tax to cover treatment costs of $150 for stored spent potlining (SPL) in Quebec and British Columbia, Canada, as well as to cover remediation costs of $96 relating to red mud disposal at other sites in Canada and the U.K. The charges were recorded in the statement of income in Restructuring, impairment and other special charges and on the balance sheet in Deferred credits and other liabilities ($235) and in Payables and accrued liabilities ($11).

SPL, which is a waste material generated by the smelting process, needs to be treated in a safe and environmentally sound manner. The Company's objectives have been to find the best alternative to stockpiling SPL and various technical studies were carried out to identify treatment alternatives that are economically viable. Following these studies, which were completed in 2001, and in accordance with local laws and regulations, the Company has initiated a project to identify the best treatment technology to treat the stored SPL. The liability of $150 reflected the Company's best estimate of the cost to treat the stored SPL in Quebec and to have the SPL in British Columbia treated by a third party. The liability recorded in 2001 is being paid over a period of approximately 20 years.

The liability of $96 relating to red mud disposal reflected the Company's best estimate of the cost of rehabilitation. Red mud is the normal residue associated with extracting alumina from bauxite. The charge represents the cost to fill and seal the sites.

In 2002, the environmental provision was reduced by $22 principally comprising a reduction of $4 in the SPL provision for the recovery from a third party of a portion of the costs and a reduction of $18 in the red mud disposal provision due to lower remediation costs at the Burntisland facility in the U.K. The reductions in the provisions were recorded in the statement of income in Restructuring, impairment and other special charges and on the balance sheet as an increase in Other receivables and a reduction in Deferred credits and other liabilities.

In 2003, the environmental provision for SPL was reduced by $11 because of lower treatment costs.

10.   INCOME TAXES

	2003	2002	2001
Income (Loss) from continuing operations before income taxes and other items			
Canada	**(201)**	(25)	(362)
Other countries	**701**	692	229
	500	667	(133)
Current income taxes			
Canada	**18**	(8)	(48)
Other countries	**244**	204	216
	262	196	168
Deferred income taxes			
Canada	**120**	75	(86)
Other countries	**(122)**	16	(97)
	(2)	91	(183)
Income tax provision	**260**	287	(15)

The composite of the applicable statutory corporate income tax rates in Canada is 39% (2002: 39%; 2001: 40%).

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

10. INCOME TAXES (cont'd)

The following is a reconciliation of income taxes calculated at the above composite statutory rates with the income tax provision:

	2003	2002	2001
Income taxes at the composite statutory rate	**196**	260	(53)
Differences attributable to:			
Tax benefits from changes in Australian tax legislation	**(74)**	-	-
Exchange translation items	**96**	37	1
Exchange revaluation of deferred income taxes	**112**	16	(26)
Effect of tax rate changes on deferred income taxes	**(1)**	-	(13)
Unrecorded tax benefits on losses – net	**1**	18	26
Investment and other allowances	**(35)**	(18)	8
Goodwill impairment and amortization	**11**	-	27
Large corporations tax	**7**	7	8
Withholding taxes	**6**	5	8
Reduced rate or tax exempt items	**(11)**	(11)	10
Foreign tax rate differences	**(43)**	(30)	(4)
Prior years' tax adjustments	**(7)**	(7)	(13)
Other – net	**2**	10	6
Income tax provision	**260**	287	(15)

At December 31, the principal items included in Deferred income taxes are:

	2003	2002	2001
Liabilities			
Property, plant, equipment and intangibles	**2,321**	1,301	1,128
Inventory valuation	**118**	66	78
Other – net	**113**	81	79
	2,552	1,448	1,285
Assets			
Tax benefit carryovers	**1,421**	361	297
Accounting provisions not currently deductible for tax	**1,133**	511	449
Property, plant, equipment and intangibles	**288**	-	-
	2,842	872	746
Valuation allowance (amounts not likely to be recovered)	**1,141**	245	212
	1,701	627	534
Net deferred income tax liability	**851**	821	751

Amounts recognized in the Consolidated Balance Sheet consist of:			
Deferred income tax asset – current	**(50)**	-	-
Deferred income tax asset – non-current	**(887)**	(189)	(155)
Deferred income tax liability – current	**86**	-	-
Deferred income tax liability – non-current	**1,702**	1,010	906
Net deferred income tax liability	**851**	821	751

The valuation allowance relates principally to loss carryforward benefits and tax credits where realization is not likely. The majority of the allowance relates to loss carryforwards of French companies with no expiry date, but which are subject to limitations to their use such that it is unlikely that they will be used against taxable income. In the event that the valuation allowance related to these loss carryforwards were reversed, approximately $933 of the allowance would be allocated to reduce goodwill. In 2003, $5 (2002: $11; 2001: $4) of the valuation allowance was reversed when it became more likely than not that benefits would be realized. Of that amount, $4 (2002: $5) reduced goodwill since it related to future income tax assets acquired in business combinations, but which were not recognized at the date of the business combinations.

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

10.   INCOME TAXES (cont'd)

Based on rates of exchange at December 31, 2003, tax benefits of approximately $884 relating to prior and current years' operating losses and $156 of benefits related to capital losses and tax credits carried forward will be recognized when it is more likely than not that such benefits will be realized. These amounts are included in the valuation allowance above. Approximately $8 of these potential tax benefits expire in 2004.

In 1997, income taxes on Canadian operations for the years 1988 to 1991 were reassessed by the Canadian tax authorities. Most of the additional taxes and interest are related to transfer pricing issues and are recoverable in other countries. The process to obtain recoveries from other countries is underway. During 1999, the Canadian tax authorities indicated their intention not to proceed with the reassessments made in 1997 in respect of the years 1988 and 1989. In 2000, certain provinces decided not to proceed with the reassessments pertaining to 1988 and 1989. As a result of this and other adjustments, in 2000 the Company recorded $32 of tax recoveries. During 2002, the Canadian and U.S. tax authorities settled the majority of the transfer pricing issues related to the 1997 reassessments. As a result of this and other adjustments, in 2002 the Company recorded $4 of tax recoveries. See note 30 – Information by Geographic Areas.

11.   INVESTMENT IN UNCONSOLIDATED AFFILIATES

At December 31, 2003, investments accounted for using the equity method and the ownership held by Alcan principally include:

Sor-Norge Aluminium AS (50%); Aluminum Norf GmbH (50%); Strojmetal Kamenice AS (50%); Halco (Mining) Inc. (43%); Logan Aluminum Inc. (40%); Queensland Alumina Limited (41%); Alcan Propack Chengdu Co. Ltd. (26%); Mineração Rio Do Norte S.A. (13%); Petrocoque S.A. – Indústria E Comércio (25%); Pechiney Reynolds Quebec Inc. (50%); Alucam – Compagnie Camerounaise de L'Aluminium (46.67%); Socatral – Société Camerounaise de Transformation de L'Aluminium (29.96%); Airlessystems (50%).

The activities of the Company's major equity accounted investments include the procurement and processing of bauxite in Australia, Brazil and Guinea, smelting operations in Norway and Cameroon, aluminum rolling operations in Germany and the United States, as well as packaging operations in France and China and engineered products operations in Norway.

A summary of the combined financial information for these companies is set forth below.

Summary of Combined Financial Position

	2003	2002	2001
Current assets	1,089	485	658
Non-current assets	2,958	2,323	2,004
Total assets	**4,047**	2,808	2,662
Current liabilities	1,076	1,068	1,004
Non-current liabilities	1,217	494	533
Total liabilities	**2,293**	1,562	1,537
Net assets	**1,754**	1,246	1,125
Alcan's equity in net assets	**735**	545	483

Summary of Combined Operations

	2003	2002	2001
Revenues	1,513	1,347	1,416
Cost and expenses	1,261	1,081	1,147
Income taxes	67	70	97
Income from continuing operations before cumulative effect of accounting changes	185	196	172
Net income	**185**	196	172
Alcan's share of net income	**38**	44	44

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(In millions of US$, except where indicated)

12. RELATED PARTY TRANSACTIONS

Alcan has transactions with certain investees accounted for under the equity method, generally with respect to the purchase of inventory in the ordinary course of business. The activities of the major equity-accounted investees are the procurement and processing of bauxite in Australia, Brazil and Guinea, smelting operations in Norway, Cameroon and Canada, as well as aluminum rolling in Germany and the United States. These transactions are reflected in the consolidated financial statements as follows:

	2003	2002	2001
Year ended December 31:			
Sales and operating revenues	**42**	40	78
Cost of sales and operating expenses	**39**	38	65
Other expenses (income) – net	**(2)**	(8)	(10)
As at December 31:			
Trade receivables	**142**	152	148
Payables and accrued liabilities	**56**	35	32
Short-term borrowings	**-**	-	28

As at December 31, 2003, the Company had entered into exchange contracts with an unconsolidated affiliate with a notional amount of $28. These contracts mature in 2004.

13. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts reflects management's best estimate of probable losses inherent in the trade receivables balance. Management determines the allowance based on known uncollectable accounts, historical experience, and other currently available evidence. Activity in the allowance for doubtful accounts is as follows:

		ADDITIONS				
DESCRIPTION	BALANCE AT BEGINNING OF YEAR	CHARGED TO COSTS & EXPENSES	ACQUISITIONS	WRITE-OFFS	DIVESTMENTS	BALANCE AT END OF YEAR
2003	**56**	**12**	**27**	**7**	**-**	**88**
2002	50	22	-	12	4	56
2001	53	12	-	15	-	50

14. SALES OF RECEIVABLES

Under an agreement effective December 18, 2001, on an ongoing basis, the Company sells to a third party an undivided interest in certain trade receivables, with limited recourse, for maximum cash proceeds of $300 with the maximum credit exposure to the Company held in reserve by the third party. This amount is recorded in Deferred charges and other assets. Net proceeds were used in 2001 to repay commercial paper borrowings. The Company acts as a service agent and administers the collection of the receivables sold.

As at December 31, 2003, the Company sold trade receivables of $336 (2002: $341; 2001: $330), with $43 (2002: $44; 2001: $30) held in reserve by the third party.

Pechiney has entered into agreements with certain financial institutions to sell up to $211 of selected receivables without recourse and up to $5 with recourse. As at December 31, 2003, Pechiney sold trade receivables for an amount of $143.

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

15. OTHER EXPENSES (INCOME) – NET

Other expenses (income) – net comprise the following elements:

	2003	2002	2001
Restructuring costs	36	2	(1)
Asset impairment provisions	36	4	-
Loss (Gain) on disposal of businesses and investment – net (NOTE 18)	(14)	(36)	123
Provisions for legal claims (NOTE 25)	1	113	-
Environmental provisions	29	2	-
Interest revenue	(19)	(17)	(30)
Exchange (gains) losses	116	51	(15)
Derivatives (gains) losses	(30)	(60)	72
Other	12	(3)	16
	167	56	165

The 2003 restructuring costs of $36 consist principally of employee severance costs and other exit costs at flexible packaging operations in Europe (Packaging) and closure costs for certain cable operations in the U.S. (Engineered Products). At December 31, 2003, approximately $12 remain in accrued liabilities.

The 2003 asset impairment provisions of $36 consist principally of $14 for the closure of the Söderberg primary aluminum facility in Jonquière, Quebec (Primary Metal), $7 for flexible packaging operations in Europe and $7 for a converting facility in Charlotte, North Carolina (Packaging). The impairment charges arose as a result of negative projected cash flows and related principally to buildings and machinery and equipment. Fair values were determined based on either discounted cash flows or selling price.

16. DEFERRED CHARGES AND OTHER ASSETS

Deferred charges and other assets comprise the following elements:

	2003	2002	2001
Prepaid pension costs	222	314	344
Income taxes recoverable	31	-	51
Marketable securities	51	37	40
Prepaid mining expenses	51	53	55
Debt financing costs	47	21	17
Investments *	819	579	522
Reserve for receivables sold (NOTE 14)	43	30	30
Amount receivable on currency swap of debt	16	-	(12)
Long-term notes and other receivables	164	104	84
Other	146	40	43
	1,590	1,178	1,174
* Investments			
Companies accounted for under the equity method	735	545	483
Portfolio investments	84	34	39
	819	579	522

17. PROPERTY, PLANT AND EQUIPMENT

	2003	2002	2001
Cost (excluding Construction work in progress)			
Land and property rights	515	346	293
Buildings	3,887	2,998	2,731
Machinery and equipment	17,480	12,894	11,903
	21,882	16,238	14,927

Accumulated depreciation relates primarily to Buildings and Machinery and equipment.

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

18. SALES AND ACQUISITIONS OF BUSINESSES AND INVESTMENTS

2003

Asia and Other Pacific

In the second quarter of 2003, the Company sold its remaining investment in Nippon Light Metal Company, Ltd. (NLM) for sales proceeds of $22, resulting in a gain of $34 including the realization of deferred translation gains of $15. In the third quarter of 2003, the Company increased its ownership position in Aluminium Company of Malaysia, a manufacturer of light gauge aluminum products, from 36% to 59% by acquiring additional shares, with a value of $30, from NLM in exchange for its ownership in Alcan Nikkei Siam Limited in Rangsit, Thailand, with a value of $24, and a cash payment of $6. The sale of Alcan Nikkei Siam Limited resulted in the realization of deferred translation losses of $11. The gain on the sale of NLM and the loss on the sale of Alcan Nikkei Siam Limited were recorded in Other expenses (income) – net.

In October 2003, the Company announced the signing of a definitive joint venture agreement with Qingtongxia Aluminum Company and Ningxia Electric Power Development and Investment Co. Ltd. Under the agreement, the Company will invest up to $150. On March 10, 2004, the Company announced that it had secured the necessary regulatory approvals for a 50% participation and a secure power supply in an existing 150-kt modern pre-bake smelter located in the Ningxia autonomous region in the People's Republic of China. The agreement provides for the joint venture to obtain long-term access to dedicated power on competitive terms sufficient to meet the energy requirements of the smelter. The agreement also gives Alcan a substantial operating role and the option to acquire, through additional investment, up to 80% of a new 250-kt potline, already under construction.

In December 2003, the Company sold the extrusions operations of Aluminium Company of Malaysia, for net proceeds of $2. A pre-tax amount of $6, which is included in Restructuring, impairment and other special charges, consists of a favourable adjustment to a previously recorded impairment provision.

France, Germany, Other Europe and Asia and Other Pacific

In April 2003, the Company completed the acquisition of VAW Flexible Packaging (FlexPac) from Norsk Hydro for a cost of $302, net of cash and time deposits acquired. FlexPac includes 14 plants in 8 countries and has 5,400 employees. FlexPac comprises a set of custom manufacturing businesses producing high quality flexible packaging products for a wide variety of end use customers and manufacturers of consumer goods, including those in the food, dairy and pharmaceutical industries. The business combination is accounted for using the purchase method and the results of operations are included in the consolidated financial statements since acquisition.

As part of the acquisition of FlexPac in the second quarter of 2003, the Company acquired, directly and indirectly, 63% of the total issued share capital of Strongpack Plc in Thailand. Strongpack is engaged in packaging businesses, providing production and processing services on all types of flexible packaging materials. In June 2003, the Company acquired an additional 12% of Strongpack for a cost of $4.

Also, as part of the acquisition of FlexPac, the Company acquired 70% of the total issued share capital of Rotopak in Turkey. Rotopak is engaged in the food flexible packaging business. In August 2003, the Company acquired the remaining 30% of Rotopak for a cost of $24.

Allocation of the purchase price involves estimates and information gathering during months following the date of the combination. The estimation process will be finalized in 2004. Accordingly, there may be some changes to the assigned values presented below.

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

18.   SALES AND ACQUISITIONS OF BUSINESSES AND INVESTMENTS (cont'd)

The total purchase cost of $330 for FlexPac was allocated based on the assigned fair values of the assets acquired and liabilities assumed as follows:

	2003
Current assets	285
Deferred charges and other assets	2
Property, plant and equipment	215
Intangible assets	10
Deferred tax asset	19
Goodwill[1]	75
	606
Current liabilities	188
Debt not maturing within one year	11
Deferred credits and other liabilities	60
Minority interests	17
Fair value of net assets acquired at date of acquisition (net of cash and time deposits acquired of $31)	330

[1] See note 8 – Goodwill and Intangible Assets.

United States and Ecuador
In July 2003, the Company completed the acquisition of Baltek Corporation (Baltek) for a cost of $38. Baltek is the world's leading supplier of balsa based structural core materials and has production and sales facilities around the world, including in Ecuador. Baltek's balsa core materials fit well into the existing composites business, as structural foam and balsa are complementary products that go to market through the same distribution channels. Ecuador is included in the geographic area All other. The business combination is accounted for using the purchase method and the results of operations are included in the consolidated financial statements since acquisition. The purchase price was allocated based on the assigned fair values of the assets acquired and liabilities assumed as follows:

	2003
Current assets	29
Deferred charges and other assets	1
Property, plant and equipment	23
Intangible assets	4
Goodwill[1]	8
	65
Current liabilities	22
Debt not maturing within one year	1
Deferred credits and other liabilities	4
Fair value of net assets acquired at date of acquisition	38

[1] See note 8 – Goodwill and Intangible Assets.

In October 2003, the Company acquired the Uniwood/Fome-Cor Division of Nevamar for a cost of $95. Uniwood/Fome-Cor is one of the largest U.S. manufacturers of foam-based display board, with its head office and production facilities in Statesville, North Carolina, and another production site in Glasgow, Kentucky.

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

18.   SALES AND ACQUISITIONS OF BUSINESSES AND INVESTMENTS (cont'd)

The business combination is accounted for using the purchase method and the results of operations are included in the consolidated financial statements since acquisition. The purchase price was allocated based on the assigned fair values of the assets acquired and liabilities assumed as follows:

	2003
Current assets	14
Property, plant and equipment	17
Intangible assets	54
Goodwill[1]	25
	110
Current liabilities	4
Deferred income taxes	11
Fair value of net assets acquired at date of acquisition	**95**

[1] See note 8 – Goodwill and Intangible Assets.

Other

See reference to the sale of the extrusions operations in Milan, Italy, and the sale of Fibrenyle in the U.K. in note 5 – Discontinued Operations and Assets Held for Sale.

See reference to the acquisition of Pechiney in note 7 – Acquisition of Pechiney.

See reference to the sale of the Borgofranco power facilities in Italy in note 9 – Restructuring, Impairment and Other Special Charges.

2002

Canada

In April 2002, the Company acquired the Société générale de financement (SGF) 20% joint venture interest in the Aluminerie Alouette consortium at a cost of $172 and in September 2002, the Company acquired the Corus Group plc's 20% joint venture interest at a cost of $171 giving the Company a 40% ownership in Alouette. These business combinations are accounted for using the purchase method and the results of operations are included in the consolidated financial statements since acquisition.

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

18.   SALES AND ACQUISITIONS OF BUSINESSES AND INVESTMENTS (cont'd)

The total purchase price was allocated based on the assigned fair values of the assets acquired and liabilities assumed as follows:

	2002
Current assets	31
Deferred charges and other assets	3
Property, plant and equipment	300
Intangible assets	20
Goodwill [(1)]	39
	393
Current liabilities	9
Deferred credits and other liabilities	15
Deferred income taxes	26
Fair value of net assets acquired at date of acquisition	343

[(1)] See note 8 – Goodwill and Intangible Assets.

In September 2002, the five co-venturers of the Aluminerie Alouette consortium announced their final approval of the plant expansion in Sept-Îles, Quebec. Alcan's share of the cost will be approximately $350. Construction began in the spring of 2003 and will continue throughout 2004. Production start-up is expected to take place in February 2005 with completion in the fall of 2005.

Japan

In 2002, the Company sold a portion of its investment in Nippon Light Metal Company, Ltd (NLM), included in the geographic area Asia and Other Pacific, for net cash proceeds of $22, reducing its holdings to an effective ownership of 2.2%. Included in Other expenses (income) – net is a gain of $37. The after-tax gain included a previously deferred gain of $8 related to the sale in 1996 of Toyo Aluminium K.K. to NLM.

2001
Australia
In 2001, the Company acquired the remaining 30% of the Gove alumina refinery and related bauxite mine for a cash consideration of $379 subject to certain post-closing adjustments. As a result of this transaction, the Company owns 100% of these assets. The acquisition was accounted for using the purchase method. The purchase price was allocated based on the assigned fair values of the assets acquired and liabilities assumed as follows:

	2001
Working capital	15
Property, plant and equipment	172
Goodwill [(1)]	234
	421
Other liabilities – net	41
Long-term debt	1
Fair value of net assets acquired at date of acquisition	379

[(1)] See note 8 – Goodwill and Intangible Assets.

Jamaica
In 2001, the Company completed the sale of its Jamaican operations, included in the geographic area All other. Proceeds from the sale were $153. The total pre-tax loss on the sale was $123, which was recorded in Other expenses (income) – net.

United Kingdom, Germany and Other Europe
The following transactions were completed in 2001 as part of the divestment requirements imposed by the European Commission as a condition to its approval of the merger between Alcan and algroup in October 2000.
• The Company sold its alumina specialties production plant, Martinswerk, located in Bergheim, Germany.
• The Company sold a number of foil container manufacturing assets in Spain and Germany.
• The Company sold certain assets at its lithographic sheet production plant, Star Litho, located in Bridgnorth, U.K.

The Company received proceeds of approximately $54 from these sales.

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

18.   SALES AND ACQUISITIONS OF BUSINESSES AND INVESTMENTS (cont'd)

Korea
In 2001, the Company's subsidiary Alcan Taihan Aluminum Limited (ATA) acquired the remaining 5% of Aluminium of Korea Limited (Koralu), included in the geographic area Asia and Other Pacific, for $21. As a result of the transaction, the Company's ownership of ATA was reduced to 66% from 68%.

19.   DEFERRED CREDITS AND OTHER LIABILITIES

Deferred credits and other liabilities comprise the following elements:

	2003	2002	2001
Post-retirement and post-employment benefits (NOTE 29)	2,707	1,216	778
Asset retirement obligations	481	-	-
Environmental liabilities	156	327	327
Restructuring liabilities	40	24	40
Claims	240	206	37
Fair value of foreign currency forward contracts	109	35	1
Long-term payables	140	77	70
Other	227	111	101
	4,100	1,996	1,354

20.   DEBT NOT MATURING WITHIN ONE YEAR

	2003	2002	2001
Alcan Inc.			
Commercial paper - CAN$ (A)	1,346	390	585
Commercial paper - US$ (A)	304	246	166
Bank loans, due 2004/2005 (€ 54 million) (B)	68	91	105
5.375% Swiss franc bonds (C)	-	129	105
5.5% Euro note, due 2006 (€ 600 million)	753	629	528
6.25% Debentures, due 2008	200	200	200
6.45% Debentures, due 2011	400	400	400
4.875% Global notes, 2012	500	500	-
4.50% Global notes, due 2013	500	-	-
5.20% Global notes, due 2014	500	-	-
8.875% Debentures, due 2022 (D)	-	-	150
7.25% Debentures, due 2028	100	100	100
7.25% Debentures, due 2031	400	400	400
6.125% Global notes, due 2033	750	-	-
Other debt	-	-	7
Alcan Aluminum Corporation			
Floating Rate Notes, due 2005 (B) (G)	500	-	-
Alcan Holdings Switzerland AG			
4.5% Bank loan (CHF 100 million)	-	-	59
Alcan Finance Jersey Limited			
Euro Medium Term Note Program (EMTN)			
EMTN, (€ 400 million)	-	-	352
EMTN, due 2008 (€ 13 million) (E)	17	14	11
EMTN, due 2008 (€ 8 million) (E)	10	8	7
ALA (Nevada) Inc.			
Bank loan, due 2005 (B)	60	60	60
Alcan Packaging Canada Limited			
5.69% Bank loan	-	35	35
6.24% Bank loan, due 2004	30	30	30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

20. DEBT NOT MATURING WITHIN ONE YEAR (cont'd)

	2003	2002	2001
Pechiney S.A. [(L)]			
5.10% Debentures, due 2005 (€ 229 million) [(I)]	303	-	-
Equity link bonds, due 2005 (€ 53 million) [(I)]	73	-	-
3.25% Convertible bonds (OCEANEs), due 2007 (€ 15 million) [(K)]	20	-	-
5.14% FOCOMO bond, due 2004 (€ 6 million) [(J)]	7	-	-
6.03% FOCOMO bond, due 2005 (€ 7 million) [(J)]	10	-	-
6.20% FOCOMO bond, due 2006 (€ 9 million) [(J)]	12	-	-
5.69% FOCOMO bond, due 2007 (€ 8 million) [(J)]	10	-	-
4.81% FOCOMO bond, due 2008 (€ 2 million) [(J)]	3	-	-
Bank loans, due 2008 (€ 183 million) [(I)]	230	-	-
Bank loan, due 2004/2005 (€ 8 million) [(I)]	10	-	-
Bank loan, due 2006 (€ 40 million) [(I)]	50	-	-
Pechiney Pacific			
Long-term credit facility, due 2006 [(B) (H)]	78	-	-
Long-term credit facility, due 2004 [(B) (H)]	105	-	-
Techpack Asia			
Bank loans, due 2005/2010 [(B)]	26	-	-
Aluminium Pechiney SPV			
Bank loan, due 2004/2013 [(B)]	50	-	-
Aluminium Dunkerque			
Bank loan, due 2004/2005 [(B)]	88	-	-
Long-term credit facility, due 2016 [(B)]	40	-	-
Other			
Bank loans, due 2004/2013 [(B)]	100	97	71
4% Eurodollar [(F)]	-	14	14
Other debt, due 2004/2033 [(B)]	125	26	26
	7,778	3,369	3,411
Debt maturing within one year included in current liabilities	(341)	(249)	(610)
	7,437	3,120	2,801

(A) The Company has two long-term, global, multi-year and multi-currency facilities with a syndicate of major international banks each amounting to $1,000 (2002: $1,000 and $1,000; 2001: $1,000 and $1,000). One of the global facilities expires in tranches in 2005 and 2006 while the other facility expires in 2004; however the Company, at its sole discretion, has an option to extend the maturity of the facility until 2007. The Company also has one short-term, € 700 million revolving credit facility. These facilities are available as back-up for commercial paper issued by the Company in Canada, the U.S. and Europe. Commercial paper of € 368 million ($463) issued by Pechiney is included in Short-term borrowings. To finance the acquisition of Pechiney, the Company had a $4,000 bridge credit facility. As at December 31, 2003, the bridge credit facility had been reduced to $495 and was undrawn. The interest rates on the CAN$ commercial paper range from 2.76% to 2.97% in 2003 (2002: 2.79% to 3.07%; 2001: 2.16% to 4.90%). The interest rates on the US$ commercial paper range from 1.17% to 1.32% in 2003 (2002: 1.30% to 1.96%; 2001: 1.85% to 3.95%).

On December 31, 2003, 2002 and 2001, the commercial paper borrowings in the U.S. and Canada have been classified as Debt not maturing within one year since the Company had both the intent and ability, through its long-term credit facilities, to refinance the borrowings on a long-term basis.

In 2003, 2002 and 2001, commercial paper borrowings of CAN$1,747 million, CAN$616 million and CAN$940 million, respectively, were swapped for $1,332, $391 and $599, respectively, through the use of forward exchange contracts.

(B) Interest rates fluctuate principally with the lender's prime commercial rate, the commercial bank bill rate, or are tied to LIBOR/EURIBOR/SIBOR rates.

(C) The Swiss franc bonds were issued as CHF178 million and were swapped for $105 at an effective interest rate of 8.98%. The bonds were repaid in April 2003.

(D) The 8.875% debentures were redeemed in January 2002 at a price of 104.15%. The loss on redemption of $6 pre-tax is included in Other expenses (income) – net.

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

20.   DEBT NOT MATURING WITHIN ONE YEAR (cont'd)

(E) The Euro Medium Term Note Program (EMTN) notes of principal amounts of € 13 million and € 8 million with rates tied to EURIBOR or LIBOR were swapped for £9 million and £5 million, respectively.

(F) Debenture holders were entitled to receive at their option 1,772 common shares held by the Company in NLM, a portfolio investment, in exchange for each ten thousand dollar principal amount of debentures. The Company sold its remaining investment in NLM in the second quarter of 2003 and the debentures were repaid in September 2003.

(G) Alcan Aluminum Corporation has the right to redeem the Floating Rate Notes due December 8, 2005, at any time on or after June 8, 2004. The Floating Rate Notes rank equally with Alcan Aluminum Corporation's senior unsecured debt and are guaranteed by the Company.

(H) Pechiney Pacific has two credit facilities amounting to $110 and $105; $78 and $105 have been borrowed under these facilities, respectively.

(I) Swapped or partially swapped against index EURIBOR.

(J) FOCOMO bonds are unlisted bonds subscribed by Pechiney and its French subsidiaries' employee saving plan fund. The interest rate on the bonds maturing in 2008 will be adjusted in 2004.

(K) The purchase of the Pechiney OCEANEs, outstanding at December 31, 2003, was completed on February 6, 2004, for a cost of $19.

(L) Upon acquisition of Pechiney, Pechiney's debt was recorded at fair market value.

The Company has swapped, to 2004, interest payments on $25 (2002: $3; 2001: $59) of its floating rate debt in exchange for fixed interest payments, interest payments on $660 (2002: $9; 2001: nil) of its fixed rate debt in exchange for floating interest payments, and interest payments on $230 of its floating rate debt in exchange for floating interest payments where the floating rate is capped at a certain percentage.

Based on rates of exchange at year-end, debt repayment requirements over the next five years amount to $341 in 2004, $1,120 in 2005, $933 in 2006, $60 in 2007 and $482 in 2008.

21.   PREFERENCE SHARES

Authorized
An unlimited number of preference shares issuable in series. All shares are without nominal or par value.

Authorized and Outstanding
In each of the years 2003, 2002 and 2001, there were authorized and outstanding 5,700,000 series C and 3,000,000 series E non-retractable preference shares, redeemable at the option of the Company, with stated values of $106 and $54, respectively.

Preference shares, series C and E, are eligible for quarterly dividends based on an amount related to the average of the Canadian prime interest rates quoted by two major Canadian banks for stated periods. The dividends on series C and E preference shares are cumulative.

Preference shares, series C and E, may be called for redemption at the option of the Company on 30 days' notice at CAN$25.00 per share.

Any partial redemption of preference shares must be made on a pro rata basis or by lot.

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

22.   COMMON SHARES

The authorized common share capital is an unlimited number of common shares without nominal or par value. On March 3, 2004, there were 367,809,292 common shares outstanding. Changes in outstanding common shares are summarized below:

	NUMBER (IN THOUSANDS)			STATED VALUE		
	2003	2002	2001	**2003**	2002	2001
Outstanding – beginning of year	**321,470**	320,902	317,921	**4,731**	4,713	4,604
Issued for cash:						
Executive share option plan	**699**	292	2,158	**22**	7	55
Liquidity Agreement (NOTE 23)	**2**	-	-	**-**	-	-
Dividend reinvestment and share purchase plans	**597**	276	135	**20**	9	5
Issued in exchange for tendered Pechiney shares*	**42,413**	-	-	**1,681**	-	-
Issued in exchange for tendered algroup shares	**-**	-	688**	**-**	-	30
Exercise of stock options	**-**	-	-	**7**	2	19
Outstanding – end of year	**365,181**	321,470	320,902	**6,461**	4,731	4,713

*   Of which 1,418 shares with a stated value of $56 are held by Pechiney.
** The 688 common shares were issued to acquire the remaining algroup shares in accordance with the provisions of Swiss law.

In June 2000, the Company obtained authorization, which terminated on June 18, 2001, to repurchase up to 21,800,000 common shares under a normal course issuer bid. In 2001, no common shares were purchased under this authorization.

Shareholder Rights Plan

In 1990, shareholders approved a plan whereby each common share of the Company carries one right to purchase additional common shares. The plan, with certain amendments, was reconfirmed at the 1995 Annual Meeting and further amendments were approved at the 1999 Annual Meeting. The plan was reconfirmed for a three-year period with no amendments at the 2002 Annual Meeting. The rights under the plan are not currently exercisable but may become so upon the acquisition by a person or group of affiliated or associated persons ("Acquiring Person") of beneficial ownership of 20% or more of the Company's outstanding voting shares or upon the commencement of a takeover bid. Holders of rights, with the exception of an Acquiring Person, in such circumstances will be entitled to purchase from the Company, upon payment of the exercise price (currently $100.00), such number of additional common shares as can be purchased for twice the exercise price based on the market value of the Company's common shares at the time the rights become exercisable.

The plan has a permitted bid feature that allows a takeover bid to proceed without the rights under the plan becoming exercisable, provided that it meets certain minimum specified standards of fairness and disclosure, even if the Board does not support the bid.

The plan expires in 2008, subject to reconfirmation at the Annual Meeting of Shareholders in 2005 but may be redeemed earlier by the Board, with the prior consent of the holders of rights or common shares, for $0.01 per right. In addition, should a person or group of persons acquire outstanding voting shares pursuant to a permitted bid or a share acquisition in respect of which the Board has waived the application of the plan, the Board shall be deemed to have elected to redeem the rights at $0.01 per right.

23.   STOCK OPTIONS AND OTHER STOCK-BASED COMPENSATION

Alcan Executive Share Option Plan
Under the executive share option plan, certain key employees may purchase common shares at an exercise price that is based on the market value of the shares on the date of the grant of each option. The vesting period for options granted beginning in 1998 is linked to Alcan's share price performance, but does not exceed nine years. Options granted before 1998 vest generally over a fixed period of four years from the grant date and expire at various dates during the next 10 years.

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

23.   STOCK OPTIONS AND OTHER STOCK-BASED COMPENSATION (cont'd)

Changes in the number of shares under options as well as the average exercise price are summarized below:

	NUMBER OF SHARES UNDER OPTIONS (IN THOUSANDS)			WEIGHTED AVERAGE EXERCISE PRICE (CAN$)		
	2003	2002	2001	**2003**	2002	2001
Outstanding – beginning of year	**8,687**	7,108	7,326	**46.08**	46.34	43.20
Granted	**1,609**	1,937	1,945	**52.58**	44.19	50.96
Exercised	**(699)**	(292)	(2,158)	**41.85**	39.69	39.85
Forfeited	**(31)**	(66)	(5)	**45.29**	46.53	39.08
Outstanding – end of year	**9,566**	8,687	7,108	**47.49**	46.08	46.34
Exercisable – end of year	**5,852**	5,007	4,665	**44.98**	45.47	44.91

Shares under Options Outstanding at December 31, 2003

NUMBER OF SHARES UNDER OPTIONS (IN THOUSANDS)	RANGE OF EXERCISE PRICE (CAN$)	WEIGHTED AVERAGE EXERCISE PRICE (CAN$)	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)
12	33.00	33.00	0.11
1,766	34.47-39.50	38.07	7.31
1,051	40.91-45.43	44.05	3.70
3,992	46.18-48.91	46.91	4.11
2,745	52.64-64.25	55.78	8.82
9,566	33.00-64.25	47.49	

Shares under Options Exercisable at December 31, 2003

NUMBER OF SHARES UNDER OPTIONS (IN THOUSANDS)	RANGE OF EXERCISE PRICE (CAN$)	WEIGHTED AVERAGE EXERCISE PRICE (CAN$)
12	33.00	33.00
1,309	34.47-39.50	37.81
1,034	40.91-45.43	44.07
3,178	46.18-48.91	47.00
319	52.64-64.25	57.67
5,852	33.00-64.25	44.98

At December 31, 2003, the Company had reserved for issue under the executive share option plan 14,709,676 shares.

Stock options are granted at an exercise price equal to the market price on the grant date. The weighted average fair value of stock options granted in 2003 is $10.00 (2002: $8.69; 2001: $12.00).

To compute compensation expense under SFAS No. 123, Accounting for Stock Compensation, the Black-Scholes valuation model was used to determine the fair value of the options granted. Using the model, the fair value of options averages approximately 26% to 41% of the exercise price. See note 4 – Accounting Changes - Stock Options and Other Stock-Based Compensation.

Stock-Based compensation expense for stock options granted was $13 in 2003 (2002: $11; 2001: $24).

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

23.   STOCK OPTIONS AND OTHER STOCK-BASED COMPENSATION (cont'd)

The fair value of each option grant is estimated on the date of grant with the following weighted average assumptions used for the option grants:

	2003	2002	2001
Dividend yield (%)	1.88	1.65	1.93
Expected volatility (%)	29.16	35.73	30.83
Risk-free interest rate (%)	3.39	3.50	5.57
Expected life (years)	6	6	10

Pechiney Stock Option Plans
Under the stock option plans of Pechiney, now a wholly-owned subsidiary of Alcan, certain officers and employees were granted options to subscribe to or to purchase Pechiney common shares.

Alcan and Pechiney agreed on the terms of a liquidity agreement which has been made available to beneficiaries of Pechiney subscription and purchase options ("Liquidity Agreement"). The Liquidity Agreement allows the holders of Pechiney options to either (a) exchange their Pechiney shares resulting from the exercise of the Pechiney options for Alcan common shares on the basis of a ratio equivalent to the consideration offered under Alcan's public offer for Pechiney or (b) give up their Pechiney options and receive new options to subscribe for Alcan common shares on the basis of a ratio equivalent to the consideration offered under Alcan's public offer for Pechiney. Upon the clearance by the French *Conseil des marchés financiers* of Alcan's initial public offer for Pechiney securities on July 16, 2003, the Pechiney options became fully vested.

Changes in the number of Alcan shares under Pechiney options as well as the average exercise price are summarized below:

	NUMBER OF SHARES UNDER PECHINEY OPTIONS (IN THOUSANDS)	WEIGHTED AVERAGE EXERCISE PRICE (€)
	2003	2003
Outstanding – beginning of year	-	-
Shares subject to the Liquidity Agreement	3,891	34.71
Exercised	(2)	22.62
Outstanding and exercisable – end of year	3,889	34.71

Shares under Pechiney Options Outstanding and Exercisable at December 31, 2003

NUMBER OF SHARES UNDER OPTIONS (IN THOUSANDS)	RANGE OF EXERCISE PRICE (€)	WEIGHTED AVERAGE EXERCISE PRICE (€)	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)
540	19.09-22.73	22.23	8.04
384	26.80-29.52	27.13	4.74
1,609	33.15-35.77	33.89	6.65
1,356	42.80-42.96	42.82	8.19
3,889	19.09-42.96	34.71	

Under the terms of the Liquidity Agreement, a maximum of 3,890,542 Alcan common shares can be issued.

As part of the cost of the acquisition of Pechiney (see note 7 – Acquisition of Pechiney) an amount of $80 was recognized for the fair value of the Pechiney options and credited to additional paid-in capital. The Black-Scholes valuation model was used to determine the fair value of Pechiney options. The weighted average assumptions used were a dividend yield of 2.19%, an expected volatility of 52.5%, a market risk-free interest rate of 3.99% and an expected life of seven years.

Compensation To Be Settled in Cash
Stock Price Appreciation Unit Plan
A small number of employees are entitled to receive Stock Price Appreciation Units (SPAU) whereby they are entitled to receive cash in an amount equal to the excess of the market value of a common share on the date of exercise of a SPAU over the market value of a common share as of the date of grant of such SPAUs. In 2003, 254,200 units (2002: 275,600 units; 2001: 311,060 units) were granted. At December 31, 2003, 720,309 units (2002: 580,305 units; 2001: 311,060 units) were

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

23.   STOCK OPTIONS AND OTHER STOCK-BASED COMPENSATION (cont'd)

outstanding, of which 260,685 units (2002: 214,635 units; 2001: nil units) were vested. The vesting period is linked to Alcan's share price performance, but does not exceed nine years.

Executive Deferred Share Unit Plan
Under the Executive Deferred Share Unit Plan, executive officers based in Canada may elect, prior to the beginning of any particular year, to receive Executive Deferred Share Units (EDSUs) with a value between 10% and 100% of their Executive Performance Award in respect of that year, instead of a cash payment. The number of EDSUs is determined by dividing the amount so elected by the average price of a common share on the Toronto and New York stock exchanges at the end of the preceding year. Additional EDSUs are credited to each holder thereof corresponding to dividends declared on common shares. The EDSUs are redeemable only upon termination of employment (retirement, resignation or death). The amount to be paid by the Company upon redemption is calculated by multiplying the accumulated balance of EDSUs by the average price of a common share on the said exchanges at the time of redemption. Under the terms of this plan, discretionary EDSUs may be granted as determined by the Board. In 2003, 25,038 units (2002: 9,771 units; 2001: 36,214 units) were granted and 24,935 units (2002: 939 units; 2001: 12,467 units) were redeemed. At December 31, 2003, 224,972 units (2002: 224,869 units; 2001: 216,037 units) were outstanding.

Total Shareholder Return Performance Plan
A number of employees are entitled to receive cash awards under the Total Shareholder Return Performance Plan, a cash incentive plan which provides performance awards to eligible employees based on the relative performance of the Company's common share price and cumulative dividend yield performance compared to other corporations included in the Standard & Poor's Industrial Composite Index measured over three-year periods commencing on October 1, 2003 and 2002. If the performance results for the Company's common shares is below the 30th percentile compared to all companies in the Standard & Poor's Industrials Composite Index, the employee will not receive an award. At or above the 75th percentile rank, the employee will earn the maximum award, which is equal to 300% of the target set for the period. The actual amount of the award (if any) will be prorated between the percentile rankings. In 2003, a total target cash award of $15 (2002: $12) was granted to specific key employees.

As described above, under the Executive Deferred Share Unit Plan, executive officers based in Canada may elect, at least 12 months prior to the period, to receive EDSUs with a value between 10% and 100% of their award earned under the Total Shareholder Return Performance Plan for that period instead of a cash payment.

Non-Executive Directors Deferred Share Unit Plan
Under the Non-Executive Directors Deferred Share Unit Plan, non-executive directors receive 50% of compensation payable in the form of Directors' Deferred Share Units (DDSUs) and 50% in the form of either cash or additional DDSUs at the election of each non-executive director. The number of DDSUs is determined by dividing the quarterly amount so elected by the average price of a common share on the Toronto and New York stock exchanges on the last five trading days of each quarter. Additional DDSUs are credited to each holder thereof corresponding to dividends declared on common shares. The DDSUs are redeemable only upon termination (retirement, resignation or death). The amount to be paid by the Company upon redemption is calculated by multiplying the accumulated balance of DDSUs by the average price of a common share on the said exchanges at the time of redemption. In 2003, 28,011 units (2002: 25,913 units; 2001: 15,859 units) were granted and 16,742 units (2002: 8,876 units; 2001: 5,905 units) were redeemed. At December 31, 2003, 59,481 units (2002: 48,212 units; 2001: 31,175 units) were outstanding.

Restricted Stock Units
In 2003, a small number of employees were granted Restricted Stock Units (RSUs). Additional RSUs are credited to each holder thereof corresponding to dividends declared on common shares and they will be fully vested on December 15, 2006. Each RSU carries the right to an amount equal to the average of the closing prices of a common share on the Toronto and New York stock exchanges on the five trading days ending December 15, 2006. A total of 45,500 units were granted under this plan in 2003.

Deferred Share Agreements
Deferred share agreements were also entered into with a small number of employees whereby the Company will grant to the executive a certain number of common shares after having completed three years of service. Under these agreements, no deferred shares were granted in 2003 (2002: 33,500; 2001: 15,000).

Compensation Cost
Stock-based compensation expense for employee compensation awards that are to be settled in cash was $26 in 2003 (2002: $2; 2001: $4).

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

24.   RETAINED EARNINGS

At December 31, 2003, consolidated retained earnings include $2,591 (2002: $3,137; 2001: $3,217) of undistributed earnings of subsidiaries, some part of which may be subject to certain taxes and other restrictions on distribution to the parent company. Consolidated retained earnings at December 31, 2003 also include $155 (2002: $150; 2001: $141) of undistributed earnings of investments accounted for using the equity method. No provision is made for such taxes as these earnings are considered to be permanently reinvested in the businesses.

25.   COMMITMENTS AND CONTINGENCIES

In 1997, as part of the claim settlement arrangements related to the British Columbia Government's cancellation of the Kemano Completion Project, the Company obtained the right to transfer a portion of a power supply contract with BC Hydro to a third party. The Company sold the right to supply this portion to Enron Power Marketing Inc. (EPMI), a subsidiary of Enron Corporation (Enron) for cash consideration. In order to obtain the consent of BC Hydro to this sale, the Company was required to retain a residual obligation for EPMI's performance under the power supply contract in the event that EPMI became unable to perform, to a maximum aggregate amount of $100, with mitigation and subrogation rights. BC Hydro assigned its rights to receive the power to BC Hydro's affiliate, Powerex Corporation (Powerex). On December 2, 2001, EPMI and Enron filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Powerex alleged that the power supply contract with EPMI was terminated and that Powerex was owed a termination payment of more than $100. On March 22, 2002, Alcan received a demand for payment in the amount of $100 from Powerex. On January 17, 2003, an arbitrator's decision confirmed Powerex's claim for $100. In early 2003, Alcan commenced legal proceedings in the U.S. Federal Court (Oregon) seeking judicial review of the arbitration award. Powerex also commenced a proceeding in the British Columbia Supreme Court to recognize and enforce the arbitration award. On July 10, 2003, the B.C. Supreme Court stayed the British Columbia proceedings until the U.S. Federal Court had decided the various matters before it. On September 18, 2003, a Magistrate Judge of the U.S. Federal Court issued his recommendations. The Magistrate Judge recommended that the Company's motion for judicial review of the arbitration award be denied. On September 29, 2003, the Company filed an objection with the U.S. Federal Court objecting to the recommendations of the Magistrate Judge and Powerex shortly thereafter filed a reply to the objection. On December 11, 2003, an Article 3 judge of the U.S. Federal Court adopted the findings and recommendations of the Magistrate Judge. On January 9, 2004, Alcan filed an appeal of that decision with the U.S. Federal Court of Appeal (9th Circuit). On April 7, 2004, Powerex proceeded with a 2-day hearing in the B.C. Supreme Court of its petition to, among other things, recognize and enforce the January 17, 2003 arbitration award. Alcan asked the court to deny or adjourn the petition pending the completion of the U.S. court proceedings. A decision of the B.C. Supreme Court is pending. A provision of $100 pre-tax was recorded in the fourth quarter of 2002.

On January 20, 2004, Kaiser Aluminum Corporation and affiliated entities (Kaiser) filed a motion before the U.S. Bankruptcy Court for the District of Delaware seeking to reject the five-year alumina supply agreement between Kaiser Aluminum International, Inc. and Pechiney Trading Company (PTC). The agreement provides for the supply of 300,000 tonnes of alumina a year to PTC, from January 2002 to the end of 2006. On March 22, 2004, Kaiser withdrew the motion.

The approval of the Pechiney acquisition by the European Commission was obtained on September 29, 2003. The approval is subject to the following conditions:

1)   Alcan must divest its anode baking furnace designs.

2)   The Company must continue to grant licenses to third parties for the alumina refining technologies of either Alcan or Pechiney, and Pechiney's smelter cell technologies on terms and conditions equivalent to those in existence prior to the Pechiney acquisition.

3)   The Company must divest either of the following groups of assets:

   (a) Alcan's 50% interest in AluNorf, held through a joint venture with Norsk Hydro ASA, and its Göttingen and Nachterstedt rolling mills. In addition, the Company must transfer the research and development capacities related to these assets to the purchaser. The Latchford recycling facility may also, at the purchaser's option, be included in the divestiture; or
   (b) Pechiney's interest in the rolling mill at Neuf-Brisach, the Rugles foil mill and, at the purchaser's option, the Annecy rolling mill. In addition, the Company must transfer the research and development capacities related to these assets to the purchaser. The Latchford recycling facility may also, at the purchaser's option, be included in the divestiture.

   As of December 31, 2003, the Company had not determined which of these groups of assets to divest.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

25.   COMMITMENTS AND CONTINGENCIES (cont'd)

4) The Company must also divest either of the following operations:
>   (a) Alcan's European activities in relation to aerosol cans and aluminum cartridges; or
>   (b) Pechiney's European activities in relation to aerosol cans and aluminum cartridges.
>
>   On May 14, 2004, the Company announced the sale of the Boxal Group which comprises the activities in relation to aerosol cans described in 4 (a) above. The Company has not determined which group of assets in relation to aluminum cartridges to divest.

The divestitures must be completed within a limited period.

In order to obtain the approval of the Pechiney acquisition by the U.S. Department of Justice (DOJ), the Company entered into a consent decree, on September 29, 2003, with the DOJ pursuant to which the Company has undertaken to divest Pechiney's rolling mill located in Ravenswood, West Virginia (Ravenswood), as described in note 5 – Discontinued Operations and Assets Held for Sale.

The Company has guaranteed the repayment of approximately $187 of indebtedness by third parties. Alcan believes that none of these guarantees is likely to be invoked. These guarantees relate primarily to customer contracts, employee housing loans and potential environmental remediation at former Alcan sites. Commitments with third parties and certain related companies for supplies of goods and services are estimated at $600 in 2004, $259 in 2005, $226 in 2006, $237 in 2007, $177 in 2008 and $1,769 thereafter. Total payments to these entities were $171 in 2003, $50 in 2002 and $36 in 2001, excluding capital expenditures and $218 in 2001, in relation to the Alma, Quebec, smelter.

Minimum rental obligations are estimated at $96 in 2004, $77 in 2005, $65 in 2006, $58 in 2007, $34 in 2008 and $138 thereafter. Total rental expenses amounted to $91 in 2003, $82 in 2002 and $72 in 2001.

Alcan, in the course of its operations, is subject to environmental and other claims, lawsuits and contingencies. The Company has environmental contingencies relating to approximately 110 existing and former Alcan sites and third-party sites. Accruals have been made in specific instances where it is probable that liabilities will be incurred and where such liabilities can be reasonably estimated. Environmental provisions were recorded in 2002 and 2001 for treatment costs relating to spent potlining in Canada and for remediation costs relating to red mud disposal at other sites in Canada and the U.K.

Although there is a possibility that liabilities may arise in other instances for which no accruals have been made, the Company does not believe that it is reasonably possible that losses in excess of accrued amounts are sufficient to significantly impair its operations, have a material adverse effect on its financial position or liquidity, or materially and adversely affect its results of operations for any particular reporting period, absent unusual circumstances, will occur.

In addition, see reference to income taxes in note 10, debt repayments in note 20, and financial instruments and commodity contracts in note 27.

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

26. CURRENCY GAINS AND LOSSES

The following are the amounts recognized in the financial statements:

	2003	2002	2001
Currency gains (losses) recorded in income			
Losses realized and unrealized on currency derivatives	**(14)**	(134)	(10)
Realized deferred translation adjustments*	**10**	9	(2)
Gains (Losses) on translation of monetary assets and liabilities	**(79)**	91	(16)
	(83)	(34)	(28)
Deferred translation adjustments – beginning of year	**205**	(207)	(76)
Effect of exchange rate changes	**425**	460	(130)
Losses (Gains) realized*	**(10)**	(9)	2
Losses on forward exchange contracts or translation of debt designated as an equity hedge of foreign subsidiaries	**(28)**	(39)	(4)
Gains on translation of a convertible loan to a subsidiary forming part of the net investment	**17**	-	-
Deferred translation adjustments – end of year	**609**	205	(208)

* The gain realized in 2003 includes a gain of $15 on the sale of the remaining portion of the Company's investment in NLM, and a gain of $11 on the sale of Fibrenyle in the U.K. that is included in Loss from discontinued operations. These gains are offset in part by a loss on the sale of Alcan Nikkei Siam Limited of $11, and a loss of $5 on the sale of the Company's extrusions operation in Milan, Italy, that is included in Loss from discontinued operations.

The gain realized in 2002 related to a gain on the partial sale of the Company's investment in NLM, which was offset in part by a loss on the sale of Alcan Nikkei Thai Limited.

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

27.   FINANCIAL INSTRUMENTS AND COMMODITY CONTRACTS

In conducting its business, the Company uses various derivative and non-derivative instruments, including forward contracts, swaps and options, to manage the risks arising from fluctuations in exchange rates, interest rates, aluminum prices and other commodity prices. Generally, such instruments are used for risk management purposes only.

Derivatives - Currency

The Company enters into forward currency contracts and options that are designated as hedges of certain identifiable foreign currency revenue and operating cost exposures. Foreign currency forward contracts and swaps are also used to hedge certain foreign currency denominated debt and intercompany foreign currency denominated loans.

OUTSTANDING AT DECEMBER 31		**2003**		2002		2001	
FINANCIAL INSTRUMENT	HEDGE	**NOTIONAL AMOUNT**	**FAIR VALUE**	NOTIONAL AMOUNT	FAIR VALUE	NOTIONAL AMOUNT	FAIR VALUE
Forward exchange contracts	Future firm net operating cash flows	**1,212**	**33**	876	(16)	933	(16)
Forward exchange contracts	To swap intercompany foreign currency denominated loans to US$	**1,178**	**(37)**	797	(34)	415	(7)
Forward exchange contracts	To swap intercompany foreign currency denominated loans to €	**684**	**31**	-	-	-	-
Forward exchange contracts	To hedge € equity [1]	**1,256**	**(44)**	-	-	-	-
Forward exchange contracts	Future commitments [2]	**-**	**-**	-	-	20	-
Currency options	Future firm operating cost commitments	**70**	**16**	163	6	220	(1)
Currency options	Future US$ sales against €	**325**	**51**	-	-	-	-
Currency options	Future US$ sales against £	**9**	**-**	-	-	-	-
Cross currency interest swap	To swap CAN$ commercial paper borrowings to US$	**1,349**	**13**	391	-	599	(9)
Cross currency interest swap	To swap 5.375% CHF178 million bonds to US$ [3]	**-**	**-**	105	24	105	-
Cross currency interest swap and forward exchange contracts	To swap US$ third party borrowings to KRW	**233**	**2**	271	(5)	-	-
Cross currency interest swap	To swap € 400 million medium term notes to CHF608 million	**-**	**-**	-	-	360	(8)
Cross currency interest swap	To swap € 21 million medium term notes to £14 million	**25**	**1**	23	(1)	20	(2)
Cross currency interest swap	To swap US$ commercial paper borrowings to CHF	**-**	**-**	-	-	307	3
Cross currency interest swap	To swap € debt to SEK	**19**	**-**	-	-	-	-

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

27.   FINANCIAL INSTRUMENTS AND COMMODITY CONTRACTS (cont'd)

(1) An exchange loss of $14 was recorded in Other expense (income) - net and an exchange loss of $30 recorded in Deferred translation adjustments.

(2) Mainly Canadian dollar, principally for the construction of the smelter at Alma, Quebec.

(3) The 5.375% Swiss franc bonds of principal amount of CHF178 million were swapped for $105 at an effective interest rate of 8.98%.

Derivatives – Interest Rate
The Company sometimes enters into interest rate swaps to manage funding costs as well as the volatility of interest rates.

OUTSTANDING AT DECEMBER 31	2003		2002		2001	
	NOTIONAL AMOUNT	FAIR VALUE	NOTIONAL AMOUNT	FAIR VALUE	NOTIONAL AMOUNT	FAIR VALUE
Financial Instrument						
Rate swap – fixed to floating						
– in € Fixed to EURIBOR	**534**	**8**	9	-	-	-
– in US$ Fixed to LIBOR	**126**	**-**	-	-	-	-
Rate swap – floating to fixed						
– in KRW floating to KRW fixed	**25**	**-**	3	-	59	(1)
Rate swap – floating to floating capped						
– in € floating to € fixed	**230**	**6**	-	-	-	-

Derivatives and Commodity Contracts – Aluminum
Depending on supply and market conditions, as well as for logistical reasons, the Company may sell primary metal to third parties and may purchase primary and secondary aluminum on the open market to meet its fabricated products requirements. In addition, the Company may hedge certain commitments arising from pricing arrangements with some of its customers and the effects of price fluctuations on inventories.

Through the use of forward purchase and sales contracts and options, the Company seeks to limit the negative impact of low metal prices.

OUTSTANDING AT DECEMBER 31	2003	2002	2001
Financial Instrument			
Forward contracts (principally forward sales contacts in 2003 and principally forward purchase contracts in 2002 and 2001)			
Tonnes covered	**1,423,561**	556,051	650,400
Maturing principally in years	**2004 to 2005**	2003 to 2004	2002 to 2004
Call options purchased			
Number of tonnes	**14,575**	88,050	379,925
Maturing principally in years	**2004**	2003	2002 to 2003
Call options sold			
Number of tonnes	**155,400**	-	-
Maturing principally in years	**2004**	-	-
Put options purchased			
Number of tonnes	**150,000**	-	42,000
Maturing principally in years	**2004**	-	2002
Fair value	**(37)**	15	(25)

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

27. FINANCIAL INSTRUMENTS AND COMMODITY CONTRACTS (cont'd)

Derivatives and Commodity Contracts – Other Metals

The Company has entered into derivatives to hedge the effects of price fluctuations on sales, purchases and inventories.

OUTSTANDING AT DECEMBER 31	2003	2002	2001
Financial Instrument			
Forward contracts (principally forward sales contracts)			
Tonnes covered	1,442,969	-	-
Maturing principally in years	2004	-	-
Fair value	(53)	-	-

Derivatives – Oil

As a hedge of future oil purchases, the Company had outstanding as at December 31:

	2003	2002	2001
Financial Instrument			
Futures, swaps and options			
Number of barrels (in millions)	10.4	14.0	17.1
Maturing at various times in years	2004 to 2006	2003 to 2006	2002 to 2006
Fair value	2	9	(12)

Derivatives – Natural Gas

As a hedge of future natural gas purchases, the Company had outstanding as at December 31:

	2003	2002	2001
Financial Instrument			
Swaps			
Number of decatherms (in millions)	2.0	1.5	-
Options			
Number of decatherms (in millions)	2.3	0.4	-
Fixed price contracts			
Number of decatherms (in millions)	-	0.8	5.3
Maturing in various times throughout	2004	2003	2002
Fair value	1	2	(4)

Counterparty risk

As exchange rates, interest rates, metal, oil and natural gas prices fluctuate, the above contracts will generate gains and losses that will be offset by changes in the value of the underlying items being hedged. The Company may be exposed to losses in the future if the counterparties to the above contracts fail to perform. However, the Company is satisfied that the risk of such non-performance is remote, due to its monitoring of credit exposures.

Financial Instruments – Fair Value
On December 31, 2003, the fair value of the Company's long-term debt totaling $7,778 (2002: $3,369; 2001: $3,411) was $7,953 (2002: $3,587; 2001: $3,454), based on market prices for the Company's fixed rate securities and the book value of variable rate debt.

At December 31, 2003, the quoted market value of the Company's marketable portfolio investments having a book value of $45 (2002: $28; 2001: $31) was $51 (2002: $34; 2001: $39).

At December 31, 2003, the fair value of the Company's preference shares having a book value of $160 (2002 and 2001: $160) was $173 (2002: $131; 2001: $128).

The fair values of all other financial assets and liabilities are approximately equal to their carrying values.

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

28.   SUPPLEMENTARY INFORMATION

	2003	2002	2001
Income statement			
Interest on long-term debt	**187**	155	214
Capitalized interest	**(5)**	-	(30)
Balance sheet			
Payables and accrued liabilities include the following:			
Trade payables	**3,277**	1,053	1,005
Other accrued liabilities	**1,285**	918	1,003
Income and other taxes	**402**	239	286
Accrued employment costs	**313**	273	229

At December 31, 2003, the weighted average interest rate on short-term borrowings for continuing operations was 2.5% (2002 4.1%, 2001: 5.0%)

	2003	2002	2001
Statement of cash flows			
Interest paid			
- continuing operations	**218**	191	245
- discontinued operations	**1**	3	4
Income taxes paid			
- continuing operations	**230**	161	195
- discontinued operations	**2**	2	(17)

29.   POST-RETIREMENT BENEFITS

Alcan and its subsidiaries have established pension plans in the principal countries where they operate. Most of the pension obligation relates to funded defined benefit pension plans in Canada, Switzerland, the United Kingdom and the United States, unfunded pension benefits in France and Germany, and lump sum indemnities payable to employees of French companies upon retirement. Pension benefits are generally based on the employee's service and highest average eligible compensation before retirement, and are periodically adjusted for cost of living increases, either by Company practice, collective agreement or statutory requirement.

Most funded pension plans are administered by a Board of Trustees composed of plan members designated by the Company and employees. Each Board adopts its own investment policy that generally favours diversification and active management of plan assets through selection of specialized managers. Investments are generally limited to publicly traded stocks and high-rated debt securities, excluding securities in Alcan, and include only small amounts in other categories, except for the Swiss plan, whose target allocation is evenly distributed between equity, bonds, and real estate. Depending on the age distribution of the membership, target allocation varies as indicated below. The allocation at December 31, 2003, includes all major plans.

CATEGORY OF ASSET	TARGET ALLOCATION	ALLOCATION IN AGGREGATE AT DECEMBER 31		
		2003	2002	2001
Equity	40% to 65%	**52%**	50%	53%
Debt securities	30% to 55%	**37%**	40%	38%
Real estate		**6%**	7%	6%

Alcan's pension funding policy is to contribute the amount required to provide for contractual benefits attributed to service to date, and to amortize unfunded actuarial liabilities for the most part over periods of 15 years or less. The Company expects to contribute $168 in aggregate to its funded pension plans in 2004, and to pay $67 of unfunded pension benefits and lump sum indemnities from operating cash flows.

The Company and some of its subsidiaries provide health care and life insurance benefits to retired employees in Canada and the United States, mostly unfunded. The Company expects to pay benefits of $69 in 2004 from operating cash flows and to contribute $1 to its funded plans.

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

29.   POST-RETIREMENT BENEFITS (cont'd)

	PENSION BENEFITS			OTHER BENEFITS		
	2003	2002	2001	**2003**	2002	2001
Change in benefit obligation						
Benefit obligation at January 1	**7,134**	6,464	6,273	**233**	210	196
Service cost	**137**	123	117	**6**	5	4
Interest cost	**442**	401	374	**16**	14	14
Members' contributions	**39**	27	26	**-**	-	-
Benefits paid	**(391)**	(387)	(345)	**(16)**	(14)	(12)
Amendments	**4**	111	153	**-**	1	-
Acquisition of Pechiney	**1,156**	-	-	**661**	-	-
Other acquisitions	**174**	-	-	**2**	-	-
Curtailments/divestitures	**1**	(6)	(71)	**-**	(2)	-
Actuarial (gains) losses	**822**	(41)	20	**39**	19	8
Currency (gains) losses	**430**	442	(83)	**1**	-	-
Benefit obligation measured at December 31	**9,948**	7,134	6,464	**942**	233	210
Change in market value of plan assets (Assets)						
Assets at January 1	**5,760**	6,028	6,993	**3**	4	5
Actual return on assets	**1,298**	(347)	(535)	**-**	-	-
Members' contributions	**39**	27	26	**-**	-	-
Benefits paid from funded plans	**(360)**	(349)	(324)	**(1)**	(1)	(2)
Company contributions	**124**	89	58	**-**	-	1
Acquisition of Pechiney	**267**	-	-	**-**	-	-
Other acquisitions	**92**	-	-	**-**	-	-
Curtailments/ divestitures	**-**	(4)	(117)	**-**	-	-
Currency gains (losses)	**324**	316	(73)	**-**	-	-
Assets at December 31	**7,544**	5,760	6,028	**2**	3	4
Assets less than benefit obligation	**(2,404)**	(1,374)	(436)	**(940)**	(230)	(206)
Unamortized						
- actuarial (gains) / losses	**594**	645	(195)	**30**	(11)	(25)
- prior service cost	**847**	829	670	**1**	2	1
Minimum pension liability (excluding amount related to prior service costs)	**(722)**	(605)	(231)	**-**	-	-
Net liability in balance sheet	**(1,685)**	(505)	(192)	**(909)**	(239)	(230)
Deferred charges and other assets	**222**	314	344	**-**	-	-
Intangible assets	**223**	142	17	**-**	-	-
Payables and accrued liabilities	**(33)**	16	(5)	**-**	-	-
Deferred credits and other liabilities	**(2,030)**	(977)	(548)	**(677)**	(239)	(230)
Long-term liabilities of operations held for sale	**(67)**	-	-	**(232)**	-	-
Net liability in balance sheet	**(1,685)**	(505)	(192)	**(909)**	(239)	(230)

The net liability in the consolidated balance sheet includes $889 of pension benefit obligation of Pechiney in excess of market value of assets at December 31, 2003, principally from unfunded retirement plans in Europe, and $661 of benefit obligation in respect of other post-retirement benefits.

For certain plans, the projected benefit obligation (PBO) exceeds the market value of the assets. For these plans, including unfunded pensions and lump sum indemnities, the PBO is $7,045 (2002: $6,404; 2001: $4,033), the accumulated benefit obligation (ABO) is $6,614 (2002: $5,837; 2001: $3,733), while the market value of the assets is $4,551 (2002: $5,007; 2001: $3,254).

The total ABO is $9,260 (2002: $6,464; 2001: $5,902). For certain plans, the ABO exceeds the market value of the assets. For these plans, including unfunded pensions and lump sum indemnities, the PBO is $5,830 (2002: $3,798; 2001: $2,472), the ABO is $5,588 (2002: $3,528; 2001: $2,395) while the market value of the assets is $3,500 (2002: $2,591; 2001: $1,882).

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

29.   POST-RETIREMENT BENEFITS (cont'd)

	PENSION BENEFITS			OTHER BENEFITS		
	2003	2002	2001	**2003**	2002	2001
Components of net periodic benefit cost						
Service cost	**137**	123	117	**6**	5	4
Interest cost	**442**	401	374	**16**	14	14
Expected return on assets	**(434)**	(435)	(478)	**-**	-	(1)
Amortization						
- actuarial (gains) losses	**81**	9	(47)	**-**	(2)	-
- prior service cost	**69**	69	89	**-**	-	-
Curtailment/settlement (gains) losses	**8**	9	40	**-**	(2)	-
Net periodic benefit cost	**303**	176	95	**22**	15	17
Weighted average assumptions used to						
determine benefit obligations at December 31						
Discount rate	**5.6%**	5.8%	6.1%	**6.2%**	6.5%	6.9%
Average compensation growth	**3.3%**	3.3%	3.6%	**3.7%**	3.9%	4.4%
Weighted average assumptions used to						
determine net periodic benefit cost						
Discount rate	**5.8%**	6.1%	6.3%	**6.5%**	6.9%	7.3%
Average compensation growth	**3.3%**	3.6%	3.7%	**3.9%**	4.4%	4.5%
Expected return on plan assets	**7.1%**	7.1%	7.3%	**8.5%**	8.5%	8.5%

In estimating the expected return on assets of a pension plan, consideration is given primarily to its target allocation, the current yield on long-term bonds in the country where the plan is established, and the historical risk premium in each relevant country of equity or real estate over long-term bond yields. The approach is consistent with the principle that assets with higher risk provide a greater return over the long term.

The assumed health care cost trend used for measurement purposes is 9.8% for 2004, decreasing gradually to 4.3% in 2010 and remaining at that level thereafter. A one percentage point change in assumed health care cost trend rates would have the following effects:

	OTHER BENEFITS	
	1% INCREASE	**1% DECREASE**
Sensitivity Analysis		
Effect on service and interest costs	1	(1)
Effect on benefit obligation	71	(65)

The Company also sponsors savings plans in Canada and the United States as well as defined contribution pension plans in various countries. The cost of the Company contribution was $21 in 2003 (2002: $20; 2001: $21).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

30. INFORMATION BY GEOGRAPHIC AREAS

	LOCATION	2003	2002	2001
Sales and operating revenues – third parties (by destination)	Canada	**821**	719	634
	United States	**4,535**	4,659	4,673
	Brazil	**414**	391	466
	France	**569**	424	445
	United Kingdom	**1,049**	949	979
	Germany	**1,591**	1,375	1,321
	Switzerland	**212**	194	187
	Other Europe	**2,377**	1,872	1,870
	Australia	**106**	105	40
	Asia and Other Pacific	**1,788**	1,520	1,531
	All other	**388**	275	399
	Total	**13,850**	12,483	12,545
Sales and operating revenues – intercompany (by origin)	Canada	**2,577**	2,354	2,127
	United States	**581**	602	541
	Brazil	**57**	35	41
	France	**18**	15	16
	United Kingdom	**445**	385	408
	Germany	**326**	145	92
	Switzerland	**772**	765	670
	Other Europe	**529**	492	469
	Australia	**279**	232	217
	Asia and Other Pacific	**19**	13	5
	All other	**37**	10	89
	Sub-total	**5,640**	5,048	4,675
	Consolidation eliminations	**(5,640)**	(5,048)	(4,675)
	Total	**-**	-	-

Sales to subsidiary companies are made at fair market prices recognizing volume, continuity of supply and other factors.

Sales and operating revenues – third parties (by origin)	Canada	**1,390**	1,018	1,064
	United States	**4,345**	4,484	4,439
	Brazil	**440**	409	414
	France	**418**	268	260
	United Kingdom	**814**	847	844
	Germany	**2,395**	2,014	2,007
	Switzerland	**1,440**	1,411	1,470
	Other Europe	**1,068**	766	709
	Australia	**188**	186	212
	Asia and Other Pacific	**1,245**	980	1,015
	All other	**107**	100	111
	Total	**13,850**	12,483	12,545

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

30. INFORMATION BY GEOGRAPHIC AREAS (cont'd)

	LOCATION	2003	2002	2001
Income (Loss) from continuing operations (*)	Canada	**(81)**	119	(101)
	United States	**66**	78	135
	Brazil	**13**	40	25
	France	**(34)**	12	9
	United Kingdom	**8**	8	(136)
	Germany	**4**	37	21
	Switzerland	**20**	(4)	(24)
	Other Europe	**66**	17	(11)
	Australia	**147**	84	77
	Asia and Other Pacific	**22**	1	(29)
	All other	**30**	24	(38)
	Consolidation eliminations	**1**	5	12
	Total	**262**	421	(60)

(*) Other Specified Items included in Income (Loss) from continuing operations is comprised of restructuring charges, asset impairments, gain (loss) from non-routine sales of assets, businesses and investment, tax adjustments, legal and environmental provisions and other. In 2003, Other Specified Items also included Pechiney financing-related gains and purchase accounting adjustments related to in-process research and development.

In 2003, Income (Loss) from continuing operations included after-tax charges (income) relating to Other Specified Items of ($61) for Canada, $31 for the United States, $16 for Brazil, $39 for France, ($3) for the United Kingdom, $10 for Germany, $16 for Switzerland, ($4) for Other Europe, ($74) for Australia and ($14) for Asia and Other Pacific.

In 2002, Income (Loss) from continuing operations included after-tax charges (income) relating to Other Specified Items of $85 for Canada, $20 for the United States, ($2) for Brazil, $3 for France, $12 for the United Kingdom, ($5) for Germany, $2 for Switzerland, $13 for Other Europe, ($14) for Asia and Other Pacific and ($5) for All other.

In 2001, Income (Loss) from continuing operations included after-tax charges (income) relating to Other Specified Items of $200 for Canada, $23 for the United States, $2 for Brazil, $6 for France, $161 for the United Kingdom, ($3) for Germany, $11 for Switzerland, $36 for Other Europe, $1 for Australia, $4 for Asia and Other Pacific and $90 for All other.

In 2002, Income (Loss) from continuing operations included income (charges) for transfer pricing adjustments of $69 for Canada, ($70) for the United States and $5 for the United Kingdom. See note 10 – Income Taxes.

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

30.   INFORMATION BY GEOGRAPHIC AREAS (cont'd)

	LOCATION	2003	2002	2001
Property, plant and equipment,	Canada	**4,605**	4,444	4,111
Intangible assets and Goodwill at	United States	**3,140**	1,500	1,691
December 31 (*)(**)	Brazil	**695**	681	683
	France	**3,652**	224	257
	United Kingdom	**1,002**	810	760
	Germany	**1,170**	828	929
	Switzerland	**637**	630	704
	Other Europe	**2,232**	1,141	1,168
	Australia	**1,901**	1,130	1,126
	Asia and Other Pacific	**812**	627	607
	All other	**369**	8	18
	Total	**20,215**	12,023	12,054
Cash paid for capital expenditures	Canada	**286**	477	399
and business acquisitions (**)	United States	**928**	94	199
	Brazil	**68**	60	51
	France	**1,610**	14	17
	United Kingdom	**134**	70	87
	Germany	**178**	70	47
	Switzerland	**30**	43	44
	Other Europe	**650**	70	72
	Australia	**414**	40	409
	Asia and Other Pacific	**181**	33	79
	All other	**178**	2	17
	Total	**4,657**	973	1,421
Average number of employees	Canada	**11**	12	12
excluding Pechiney	United States	**8**	9	9
(in thousands - unaudited)	Brazil	**3**	3	3
	France	**2**	2	2
	United Kingdom	**4**	4	5
	Germany	**7**	7	6
	Switzerland	**3**	3	4
	Other Europe	**5**	4	4
	Australia	**1**	1	1
	Asia and Other Pacific	**2**	2	2
	All other	**1**	-	1
	Total	**47**	47	49

(*) In 2003, Property, plant and equipment, Intangible assets, and Goodwill include goodwill impairment charges of $6 in France, $5 in Germany, $5 in Switzerland and $12 in Other Europe.

In 2002, Property, plant and equipment, Intangible assets and Goodwill – net included goodwill impairment charges of $9 for Canada, $130 for the United States, $33 for the United Kingdom, $208 for Germany, $171 for Switzerland and $189 for Other Europe.

In 2001, Property, plant and equipment, Intangible assets and Goodwill – net included asset write-offs of $31 for Canada, $33 for the United States, $1 for Brazil, $127 for the United Kingdom, $8 for Germany, $4 for Switzerland, $7 for Other Europe and $11 for Asia and Other Pacific.

(**) The allocation of the purchase price for Pechiney by geographic area is tentative. The final valuation will be completed in 2004 and accordingly, the fair values could be modified for property, plant and equipment, intangible assets and goodwill.

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

31.   INFORMATION BY OPERATING SEGMENTS

The following presents selected information by operating segment, viewed on a stand-alone basis. The operating management structure is comprised of six operating segments plus Pechiney. The six operating segments are Bauxite and Alumina; Primary Metal; Rolled Products Americas and Asia; Rolled Products Europe; Engineered Products; and Packaging. The Company's measure of the profitability of its operating segments is referred to as business group profit (BGP). BGP comprises earnings before interest, income taxes, minority interests, depreciation and amortization and excludes certain items, such as corporate costs, restructuring, impairment and other special charges, and pension actuarial gains, losses and other adjustments, that are not under the control of the business groups or are not considered in the measurement of their profitability. These items are generally managed by the Company's corporate head office, which focuses on strategy development and oversees governance, policy, legal, compliance, human resources and finance matters. Transactions between operating segments are conducted on an arm's-length basis and reflect market prices. Thus, earnings from the Primary Metal group represent mainly profit on metal produced by the Company, whether sold to third parties or used in the Company's Rolled Products, Engineered Products or Packaging groups. Earnings from the Rolled Products, Engineered Products and Packaging groups represent only the fabricating profit on their respective products.

The accounting principles used to prepare the information by operating segment are the same as those used to prepare the consolidated financial statements of the Company, except for the following two items:

(1)   The operating segments include the Company's proportionate share of joint ventures (including joint ventures accounted for using the equity method) as they are managed within each operating segment; and

(2)   Pension costs for the operating segments are based on the normal current service cost with all actuarial gains, losses and other adjustments being included in Intersegment and other.

The operating segments are described below.

Bauxite and Alumina
Headquartered in Montreal, Canada, this group comprises Alcan's worldwide activities related to bauxite mining, alumina refining and the production of specialty aluminas owning and/or operating seven bauxite mines and deposits in five countries, five smelter-grade alumina plants in three countries and three specialty alumina plants in two countries.

Primary Metal
Also headquartered in Montreal, this group comprises smelting operations, power generation and production of primary value-added ingot in the form of sheet ingot, extrusion billet, rod and foundry ingot, as well as engineering services and trading operations for alumina and aluminum, operating or having interests in 16 smelters in seven countries. Alcan has committed to locate in France the operational headquarters of its European primary aluminum business.

Rolled Products Americas and Asia
Headquartered in Cleveland, U.S.A., this group encompasses aluminum sheet and light gauge products, operating 15 plants in five countries.

Rolled Products Europe
Headquartered in Zurich, Switzerland, this group comprises aluminum sheet, including automotive, can and lithographic sheet, plate and foil stock, operating 20 plants in four countries.

Engineered Products
Headquartered in Neuhausen, Switzerland, this group produces fabricated aluminum products, including wire and cable, components for the mass transportation, automotive, building, display, electromechanical and other industrial markets, as well as sales and service centres throughout Europe, operating 66 plants in 20 countries.   Two of these plants have been excluded from the operating segment information as they have been reclassified to discontinued operations and assets held for sale. Alcan has committed to establish in France the global operational headquarters of its engineered products group.

Packaging
Headquartered in Zurich, this group consists of the Company's worldwide food flexible, tobacco, pharmaceutical and personal care packaging businesses, operating 81 plants in 18 countries. Four of these plants have been excluded from the operating segment information as they have been reclassified to discontinued operations and assets held for sale. Alcan has committed to locate in Paris, France, the global operational headquarters of its packaging business.

Pechiney
For December 31, 2003, reporting purposes, Pechiney is considered a separate segment as the new management organizational structure and the corresponding financial information are not yet in place. The balance sheet of Pechiney is included in the consolidated financial statements as at December 31, 2003, and the results of operations were included in

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

31. INFORMATION BY OPERATING SEGMENTS (cont'd)

the consolidated financial statements from January 1, 2004. Pechiney is headquartered in Paris, France, comprising two bauxite mines in two countries, six alumina plants (three alumina refineries and three specialty alumina plants in four countries), eight smelters in six countries, 25 fabrication plants and one research centre in six countries, and 91 packaging plants in 18 countries. Included in this segment is Pechiney's International Trade division, consisting of its sales network, trading activities and distribution network, through 50 entities operating in 60 countries.

Intersegment and other
This classification includes the deferral or realization of profits on intersegment sales of aluminum and alumina, corporate office costs as well as other non-operating items.

SALES AND OPERATING REVENUES	INTERSEGMENT			THIRD PARTIES		
	2003	2002	2001	**2003**	2002	2001
Bauxite and Alumina	**873**	758	771	**539**	440	484
Primary Metal	**2,306**	2,204	2,117	**2,647**	2,473	2,567
Rolled Products Americas and Asia	**64**	185	173	**3,528**	3,396	3,367
Rolled Products Europe	**648**	450	394	**2,399**	2,197	2,159
Engineered Products	**32**	22	35	**1,760**	1,601	1,605
Packaging	**6**	9	53	**2,923**	2,291	2,301
Adjustments for equity-accounted joint ventures	**-**	-	-	**18**	26	30
Other	**(3,929)**	(3,628)	(3,543)	**36**	59	32
	-	-	-	**13,850**	12,483	12,545

BUSINESS GROUP PROFIT (BGP)	**2003**	2002	2001
Bauxite and Alumina	**278**	291	299
Primary Metal	**856**	875	769
Rolled Products Americas and Asia	**344**	363	298
Rolled Products Europe	**209**	172	115
Engineered Products	**95**	100	103
Packaging	**357**	288	291
Adjustments for equity-accounted joint ventures	**(147)**	(138)	(144)
BGP Sub-total	**1,992**	1,951	1,731
Depreciation and amortization	**(862)**	(772)	(809)
Restructuring, impairment and other special charges	**38**	(63)	(653)
Goodwill impairment	**(28)**	-	-
Intersegment and other	**(428)**	(251)	(160)
Equity income	**38**	44	44
Interest	**(212)**	(198)	(242)
Income taxes	**(260)**	(287)	15
Minority interests	**(16)**	(3)	14
Income (Loss) from continuing operations	**262**	421	(60)

Restructuring, impairment and other special charges for 2003 included ($5) for Bauxite and Alumina, ($11) for Primary Metal, ($6) for Rolled Products Americas and Asia, ($22) for Rolled Products Europe, $1 for Engineered Products, $3 for Packaging and $2 for Intersegment and Other.

Included in 2003 Intersegment and Other are asset impairments of $25, legal and environmental provisions of $36, restructuring charges of $32, purchase accounting adjustments related to in-process research and development of $50, and other of $17, partially offset by a net currency-related gain on the financing of the Pechiney acquisition of $59, and net gains of $21 on disposal of businesses.

Included in 2002 BGP for Bauxite and Alumina is a gain of $5 related to the sale of fixed assets.

Restructuring, impairment and other special charges for 2002 included $14 for Bauxite and Alumina, ($6) for Primary Metal, $15 for Rolled Products Americas and Asia, $14 for Rolled Products Europe, $1 for Engineered Products, $8 for Packaging and $17 for Intersegment and Other.

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

31. INFORMATION BY OPERATING SEGMENTS (cont'd)

Included in 2002 Intersegment and Other are net charges of $84 relating principally to a provision of $100 for the ruling on a contract dispute with Powerex (a subsidiary of BC Hydro), an increase of $9 to legal provisions, a loss of $6 on redemption of debt, and partially offset by a gain of $34 on the sale of a portfolio investment.

Included in 2001 BGP for Primary Metal and Packaging were $1 and ($5) related to a reversal of prior year restructuring costs, respectively.

Restructuring, impairment and other special charges for 2001 included $149 for Bauxite and Alumina, $201 for Primary Metal, $16 for Rolled Products Americas and Asia, $148 for Rolled Products Europe, $7 for Engineered Products, $92 for Packaging and $40 for Intersegment and Other.

Included in 2001 Intersegment and Other is a loss on the sale of Jamaican Bauxite and Alumina operations of $123.

TOTAL ASSETS AT DECEMBER 31	2003	2002	2001
Bauxite and Alumina	2,219	2,105	2,174
Primary Metal	6,475	6,444	5,888
Rolled Products Americas and Asia	2,424	2,497	2,523
Rolled Products Europe	2,081	2,052	2,026
Engineered Products	1,510	1,311	1,435
Packaging	3,829	2,983	3,019
Pechiney	12,519	-	-
Adjustments for equity-accounted joint ventures	(334)	(281)	(233)
Other	784	285	396
Assets held for sale:			
Engineered Products	55	63	56
Packaging	137	302	267
Pechiney	249	-	-
Total assets held for sale	441	365	323
	31,948	17,761	17,551

	DEPRECIATION AND AMORTIZATION			CASH PAID FOR CAPITAL EXPENDITURES AND BUSINESS ACQUISITIONS		
	2003	2002	2001	2003	2002	2001
Bauxite and Alumina	92	83	106	94	104	479
Primary Metal	323	295	266	390	556	462
Rolled Products Americas and Asia	150	146	146	81	73	150
Rolled Products Europe	111	98	107	109	91	97
Engineered Products	78	67	68	186	58	52
Packaging	172	133	156	497	160	223
Pechiney	-	-	-	3,335	-	-
Adjustments for equity-accounted joint ventures	(74)	(61)	(55)	(45)	(77)	(63)
Other	10	11	15	10	8	21
	862	772	809	4,657	973	1,421

32. DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Significant differences between United States and Canadian GAAP are described below.

(A) Derivatives

Under U.S. GAAP, all derivatives are recorded in the financial statements at fair value. Unrealized gains and losses resulting from the valuation at fair value of derivatives not meeting strict hedge accounting criteria are recognized in net income as the gains and losses arise and not concurrently with the recognition of the transactions being hedged.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

32.   DIFFERENCES BETWEEN UNITED STATES and CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (cont'd)

Under Canadian GAAP, gains and losses on derivative contracts are recognized in income concurrently with the recognition of the transactions being hedged. For certain foreign currency forward contracts and swaps that are used to hedge certain foreign currency denominated debt and foreign currency denominated loans, unrealized currency gains and losses are recorded in income concurrently with the unrealized gains and losses on the items being hedged. As described under Newly Issued Accounting Standards for Canadian GAAP Presentation, the Canadian Institute of Chartered Accountants (CICA) issued AcG-13, Hedging Relationships which is effective beginning January 1, 2004.

(B) Currency Translation

The difference between Deferred translation adjustments under U.S. GAAP and Canadian GAAP arises from the different treatment of exchange on long-term debt at January 1, 1983, resulting from the adoption of Canadian accounting standards on foreign currency translation on such date.

(C) Investments

Under U.S. GAAP, certain portfolio investments, which are considered to be "available-for-sale" securities, are measured at market value, with the unrealized gains or losses included in Comprehensive income. Under Canadian GAAP, the concept of comprehensive income does not exist and these investments are measured at cost.

(D) Minimum Pension Liability

Under U.S. GAAP, if the accumulated benefit obligation exceeds the market value of plan assets, a minimum pension liability for the excess is recognized to the extent that the liability recorded in the balance sheet is less than the minimum liability. Any portion of this additional liability that relates to unrecognized past service cost is recognized as an intangible asset while the remainder is charged to Comprehensive income. Canadian GAAP has no such requirement to record a minimum liability.

(E) Impairment of Goodwill

Under U.S. GAAP, goodwill impairment identified as at January 1, 2002, was charged to income as the cumulative effect of an accounting change. Under Canadian GAAP, the impairment loss identified as at January 1, 2002, was recognized as a charge to opening retained earnings in 2002.

(F) Asset Retirement Obligations

Under U.S. GAAP, the Company retroactively adopted on January 1, 2003, SFAS No. 143, Accounting for Asset Retirement Obligations, as described in note 4 - Accounting Changes, and the cumulative effect of the accounting change was charged to income. Under Canadian GAAP, this standard is effective for the Company's fiscal year beginning on January 1, 2004. The Company retroactively adopted the Canadian standard and recognized a cumulative effect of accounting change as a charge to opening retained earnings in 2001.

(G) Deferred Translation Adjustments

Under U.S. GAAP, deferred translation adjustments are reported as a component of Comprehensive income. Under Canadian GAAP, the concept of comprehensive income does not exist and deferred translation adjustments are reported as a component of shareholders' equity.

(H) Income Taxes

Under U.S. GAAP, deferred income tax assets and liabilities are revalued for all enacted changes in tax rates. Under Canadian GAAP, deferred income tax assets and liabilities are revalued for all enacted or substantially enacted changes in tax rates.

(I) Acquired In-Process Research and Development

Under U.S. GAAP, acquired in-process research and development costs are expensed immediately upon acquisition. Under Canadian GAAP, these costs are recognized as intangible assets upon acquisition if they result from contractual or other legal rights, or the research and development is capable of being separated or divided from the acquired company and sold, transferred, licensed, rented, or exchanged. Under Canadian GAAP, these intangible assets are amortized over their useful lives.

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

32. DIFFERENCES BETWEEN UNITED STATES and CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (cont'd)

(J) Joint Ventures

Under U.S. GAAP, joint ventures, other than those over which Alcan has an undivided interest in the assets, are accounted for using the equity method while under Canadian GAAP, joint ventures are accounted for using the proportionate consolidation method. A joint venture is an entity owned and operated by a small group of businesses (the "joint venturers") as a separate and specific business or project for the mutual benefit of the members of the group. Venturers are bound by a contractual arrangement, which establishes that the venturers have joint control over the joint venture, regardless of the difference that may exist in their ownership interest. The different accounting treatment affects the display and classification of financial statement items and not net income or shareholders' equity.

(K) Comprehensive Income

U.S. GAAP requires the disclosure of Comprehensive income which, for the Company, comprises Net income, the movement in Deferred translation adjustments, movements in unrealized gains and losses on cash flow hedges, unrealized gains or losses for the period less gains or losses realized during the period on "available-for-sale" securities and the movement in the minimum pension liability. The concept of Comprehensive income does not exist under Canadian GAAP.

(L) Consolidated Statement of Income

Under U.S. GAAP, income from continuing operations before amortization of goodwill and income from continuing operations per common share before amortization of goodwill would not be presented.

Recently Adopted Accounting Standards for Canadian GAAP Presentation

Goodwill and Other Intangible Assets
On January 1, 2002, the Company adopted the new standard of the CICA Section 3062, Goodwill and Other Intangible Assets. Under this standard, goodwill and other intangible assets with an indefinite life are no longer amortized but are carried at the lower of carrying value and fair value. Goodwill and other intangible assets with an indefinite life are tested for impairment on an annual basis.

Goodwill is tested for impairment using a two-step test. Under the first step, the fair value of a reporting unit, based upon discounted cash flows, is compared to its net carrying amount. If the fair value is greater than the carrying amount, no impairment is deemed to exist. However, if the fair value is less than the carrying amount, a second test must be performed whereby the fair value of the reporting unit's goodwill must be estimated to determine if it is less than its carrying amount. Fair value of goodwill is estimated in the same way as goodwill is determined at the date of acquisition in a business combination, that is, the excess of the fair value of the reporting unit over the fair value of the identifiable net assets of the reporting unit.

An impairment of $748 (including $8 relating to assets held for sale) was identified in the goodwill balance as at January 1, 2002, and was charged to opening retained earnings in 2002 upon adoption of the new accounting standard. Any further impairment arising subsequent to January 1, 2002, is taken as a charge against income. As a result of the new standard, the Company no longer amortizes goodwill. The amount of goodwill amortization was $72 in 2001.

Impairment of Long-Lived Assets
On January 1, 2003, the Company early adopted the CICA Section 3063, Impairment of Long-Lived Assets. Under this standard, an impairment loss is recognized when the carrying amount of a long-lived asset held for use is not recoverable and exceeds its fair value. No impairment charges were recorded upon adoption of this new standard.

Disposal of Long-Lived Assets and Discontinued Operations
On January 1, 2003, the Company early adopted the CICA Section 3475, Disposal of Long-Lived Assets and Discontinued Operations. Under this standard, a long-lived asset to be disposed of by sale is measured at the lower of its carrying amount or fair value less cost to sell, and is not depreciated while classified as held for sale. Assets and liabilities classified as held for sale are reported as assets held for sale and liabilities of operations held for sale on the balance sheet. A long-lived asset to

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

32.   DIFFERENCES BETWEEN UNITED STATES and CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (cont'd)

be disposed of other than by sale, such as by abandonment, before the end of its previously estimated useful life, is classified as held for use until it is disposed of and depreciation estimates revised to reflect the use of the asset over its shortened useful life.   Also, the standard requires that the results of operations of a component of an enterprise, that has been disposed of either by sale or abandonment or is classified as held for sale, be reported as discontinued operations if the operations and cash flows of the component have been, or will be, eliminated from the ongoing operations as a result of the disposal transaction and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.   A component of an enterprise comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise.

Guarantees
On January 1, 2003, the Company adopted the CICA accounting guideline AcG-14, Disclosure of Guarantees, which addresses disclosure requirements for a guarantor that issues a guarantee.

Severance and Termination Benefits
On April 1, 2003, the Company adopted the new CICA Emerging Issues Committee abstract No. 134, Accounting for Severance and Termination Benefits.   Under this abstract, contractual termination benefits and severance costs are recognized as an expense when management, having the appropriate level of authority, approves a decision to terminate employees.   Non-contractual termination benefits are recognized as an expense when communicated to employees. Retention bonuses are recognized as an expense over the required future service period.

Costs Associated with Exit or Disposal Activities
On April 1, 2003, the Company adopted the new CICA Emerging Issues Committee abstract No. 135, Accounting for Costs Associated with Exit or Disposal Activities (including Costs Incurred in a Restructuring).   This abstract requires that a liability associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of the Company's commitment to an exit plan.

Stock Options and Other Stock-Based Compensation
Effective January 1, 2004, the Company retroactively adopted the provisions of the amendment to CICA section 3870, Stock-Based Compensation and Other Stock-Based Payments. The amendment requires the recognition of an expense computed using the fair value method of accounting for all stock options and payments at grant date.   The adoption of this amendment has the same impact as the adoption of the fair value method of accounting for stock-options under U.S. GAAP. See note 4 - Accounting Changes – Stock Options and Other Stock-Based Compensation.

Asset Retirement Obligations
On January 1, 2004, the Company retroactively adopted the new standard of the CICA Section 3110, Asset Retirement Obligations. The impact of adopting this standard was a charge of $28 against opening retained earnings in 2001.

Newly Issued Accounting Standards for Canadian GAAP Presentation

Consolidation of Variable Interest Entities

The CICA issued accounting guideline AcG-15, Consolidation of Variable Interest Entities, which will be effective for the Company's annual and interim periods beginning on January 1, 2005.   The guideline provides guidance as to when to apply consolidation principles to certain entities that are subject to control on a basis other than ownership of voting shares and thus determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a variable interest entity) in its consolidated financial statements. The Company does not expect its financial statements to be significantly impacted by this guideline.

Hedging Relationships
The CICA issued accounting guideline AcG-13, Hedging Relationships, which establishes certain conditions regarding when hedge accounting may be applied and which is effective for the Company's annual and interim periods beginning on January 1, 2004. Each hedging relationship will be subject to an effectiveness test on a regular basis for reasonable assurance that it is and will continue to be effective. Under these rules, the fair value of derivatives will be recorded on the balance sheet and any derivative instrument that does not qualify for hedge accounting will be reported on a mark-to-market basis in earnings.

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

32. **DIFFERENCES BETWEEN UNITED STATES and CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)** (cont'd)

Generally Accepted Accounting Principles
In July 2003, the CICA issued Section 1100, Generally Accepted Accounting Principles, which was effective for the Company's fiscal year beginning on January 1, 2004. This standard establishes accounting standards for financial reporting in accordance with Canadian GAAP. It defines primary sources of Canadian GAAP and requires that the Company apply every relevant primary source.

General Standards of Financial Statement Presentation
In July 2003, the CICA issued Section 1400, General Standards of Financial Statement Presentation, which was effective for the Company's fiscal year beginning on January 1, 2004. This standard clarifies what constitutes fair presentation in accordance with Canadian GAAP, which involves providing sufficient information in a clear and understandable manner about certain transactions or events of such size, nature and incidence that their disclosure is necessary to understand the Company's financial statements.

Reconciliation of U.S. and Canadian GAAP

Year ended December 31	2003				2002				2001			
	AS REPORTED	REF.	AMOUNT	CANADIAN GAAP	AS REPORTED	REF.	AMOUNT	CANADIAN GAAP	AS REPORTED	REF.	AMOUNT	CANADIAN GAAP
Income Statement												
Sales and operating revenues	13,850	(j)	(18)	13,832	12,483	(j)	(26)	12,457	12,545	(j)	(30)	12,515
Costs and expenses												
Cost of sales and operating expenses	11,171	(a) (j)	(64) (160)	10,947	10,032	(f) (j)	(19) (153)	9,860	10,108	(j)	(190)	9,918
Depreciation and amortization	862	(j)	74	936	772	(f) (j)	13 62	847	809	(j) (l)	55 (69)	795
Selling, administrative and general expenses	758	(j)	1	759	580	(j)	2	582	567	(j)	2	569
Research and development expenses	190	(i)	(50)	140	115		-	115	134		-	134
Interest	212	(j)	6	218	198	(j)	3	201	242	(j)	8	250
Restructuring, impairment and other special charges	(38)		-	(38)	63		-	63	653		-	653
Goodwill impairment	28		-	28	-		-	-	-		-	-
Other expenses (income) - net	167	(a) (b) (j)	31 1 (5)	194	56	(a) (b) (f) (j)	60 (2) 20 (7)	127	165	(a) (j)	(72) 19	112
	13,350		(166)	13,184	11,816		(21)	11,795	12,678		(247)	12,431
Income (Loss) from continuing operations before income taxes and other items	500		148	648	667		(5)	662	(133)		217	84
Income taxes	260	(a) (i) (j)	12 18 31	321	287	(a) (f) (j)	(20) (3) 26	290	(15)	(a) (h) (j)	23 5 33	46
Income (Loss) from continuing operations before other items	240		87	327	380		(8)	372	(118)		156	38

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

32. DIFFERENCES BETWEEN UNITED STATES and CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (cont'd)

Reconciliation of U.S. and Canadian GAAP

	2003				2002				2001			
	AS REPORTED	REF.	AMOUNT	CANADIAN GAAP	AS REPORTED	REF.	AMOUNT	CANADIAN GAAP	AS REPORTED	REF.	AMOUNT	CANADIAN GAAP
Equity income (Loss)	38	(j)	(35)	3	44	(j)	(41)	3	44	(j)	(40)	4
Minority interests	(16)		-	(16)	(3)		-	(3)	14		-	14
Income (Loss) from continuing operations before amortization of goodwill	262		52	314	421		(49)	372	(60)		116	56
Amortization of goodwill	-		-	-	-		-	-	-	(j)	3	72
										(l)	69	
Income (Loss) from continuing operations	262		52	314	421		(49)	372	(60)		44	(16)
Income (Loss) from discontinued operations	(159)		-	(159)	(21)		-	(21)	(6)		-	(6)
Income (Loss) before cumulative effect of accounting changes	103		52	155	400		(49)	351	(66)		44	(22)
Cumulative effect of accounting changes	(39)		39	-	(748)		748	-	(12)	(a)	12	-
Net Income (Loss)	64		91	155	(348)		699	351	(78)		56	(22)
Dividends on preference shares	7		-	7	5		-	5	8		-	8
Net Income (Loss) attributable to common shareholders	57		91	148	(353)		699	346	(86)		56	(30)

(a) Derivatives
(b) Currency translation
(c) Investments
(d) Minimum pension liability
(e) Impairment of goodwill
(f) Asset retirement obligations
(g) Deferred translation adjustments
(h) Income taxes
(i) Acquired in-process research and development
(j) Joint ventures
(l) Consolidated statement of income

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

32. DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (cont'd)

Earnings Per Share - Canadian GAAP

	2003	2002	2001
Earnings (Loss) Per Share			
Basic and Diluted:			
Income (Loss) from continuing operations	**0.95**	1.14	(0.07)
Loss from discontinued operations	**(0.49)**	(0.07)	(0.02)
Net income per common share – basic and diluted	**0.46**	1.07	(0.09)

Consolidated Statement of Retained Earnings - Canadian GAAP

	2003	2002	2001
Retained earnings - beginning of year	**3,395**	3,989	4,239
Accounting change			
Impairment of goodwill as at January 1, 2002	**-**	(748)	-
Asset retirement obligations as at January 1, 2001	**-**	-	(28)
	3,395	3,241	4,211
Net income (Loss)	**155**	351	(22)
Dividends			
Common	**(193)**	(192)	(192)
Preference	**(7)**	(5)	(8)
Retained earnings - end of year	**3,350**	3,395	3,989

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

32. DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (cont'd)

Reconciliation of U.S. and Canadian GAAP

December 31	2003				2002				2001			
	AS REPORTED	REF.	AMOUNT	CANADIAN GAAP	AS REPORTED	REF.	AMOUNT	CANADIAN GAAP	AS REPORTED	REF.	AMOUNT	CANADIAN GAAP
Balance Sheet												
Current assets												
Cash and time deposits	778	(j)	26	804	97	(j)	12	109	100	(j)	15	115
Trade receivables	3,235	(j)	(31)	3,204	1,390	(j)	(147)	1,243	1,317	(j)	(142)	1,175
Other receivables	812	(a)	(50)	816	676	(a)	(34)	541	609	(a)	(13)	519
		(j)	54			(j)	(101)			(j)	(77)	
Deferred income taxes	50		-	50	-		-	-	-		-	-
Inventories												
Aluminum operating segments												
- Aluminum	943	(a)	2	954	905	(a)	4	918	875	(a)	5	891
		(j)	9			(j)	9			(j)	11	
- Raw Materials	398	(j)	25	423	359	(j)	23	382	386	(j)	21	407
- Other supplies	343	(j)	44	387	309	(j)	44	353	283	(j)	37	320
	1,684		80	1,764	1,573		80	1,653	1,544		74	1,618
Packaging operating segment	405		-	405	289		-	289	290		-	290
Pechiney operating segment	1,883	(j)	40	1,923	-		-	-	-		-	-
	3,972		120	4,092	1,862		80	1,942	1,834		74	1,908
Current assets held for sale	267		-	267	116		-	116	99		-	99
Total current assets	9,114		119	9,233	4,141		(190)	3,951	3,959		(143)	3,816
Deferred charges and other assets	1,590	(a)	5	925	1,178	(a)	(1)	667	1,174	(a)	(6)	714
		(c)	(6)			(c)	(6)			(c)	(8)	
		(j)	(664)			(j)	(504)			(j)	(446)	
Deferred income taxes	887		-	887	189		-	189	155		-	155
Property, plant and equipment												
Cost (excluding Construction work in progress)	21,882	(j)	1,711	23,593	16,238	(f)	140	17,740	14,927	(f)	128	16,213
						(j)	1,362			(j)	1,158	
Construction work in progress	645	(j)	26	671	516	(j)	47	563	542	(a)	5	601
										(j)	54	
Accumulated depreciation	(8,216)	(j)	(906)	(9,122)	(7,319)	(f)	(90)	(8,181)	(6,458)	(f)	(77)	(7,201)
						(j)	(772)			(j)	(666)	
	14,311		831	15,142	9,435		687	10,122	9,011		602	9,613
Intangible assets, net of accumulated amortization	1,218	(d)	(224)	1,058	452	(d)	(143)	317	297	(d)	(18)	286
		(i)	50			(j)	8			(j)	7	
		(j)	14									
Goodwill	4,686	(j)	174	4,860	2,136	(j)	168	2,304	2,746	(j)	129	2,875
Long-term assets held for sale	142		-	142	230		-	230	209		-	209
Total assets	31,948		299	32,247	17,761		19	17,780	17,551		117	17,668

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

32. DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (cont'd)

Reconciliation of U.S. and Canadian GAAP

December 31	2003				2002				2001			
	AS REPORTED	REF.	AMOUNT	CANADIAN GAAP	AS REPORTED	REF.	AMOUNT	CANADIAN GAAP	AS REPORTED	REF.	AMOUNT	CANADIAN GAAP
Current liabilities												
Payables and accrued liabilities	5,277	(a)	(111)	5,299	2,483	(a)	(51)	2,353	2,523	(a)	(87)	2,357
		(j)	133			(j)	(79)			(j)	(79)	
Short-term borrowings	1,764	(j)	41	1,805	378	(j)	3	381	579	(j)	(25)	554
Debt maturing within one year	341	(j)	16	357	249	(j)	47	296	610	(j)	42	652
Deferred income taxes	86	(j)	-	86	-		-	-	-		-	-
Current liabilities of operations held for sale	123		-	123	69		-	69	62		-	62
Total current liabilities	7,591		79	7,670	3,179		(80)	3,099	3,774		(149)	3,625
Debt not maturing within one year	7,437	(j)	168	7,605	3,120	(j)	67	3,187	2,801	(j)	82	2,883
Deferred credits and other liabilities	4,100	(a)	17	3,451	1,996	(a)	(10)	1,523	1,354	(a)	(13)	1,223
		(d)	(730)			(d)	(610)			(d)	(233)	
		(j)	64			(f)	107			(f)	93	
						(j)	40			(j)	22	
Deferred income taxes	1,702	(a)	27	2,002	1,010	(a)	9	1,220	906	(a)	30	1,048
		(d)	156			(d)	148			(d)	67	
		(i)	18			(f)	(18)			(f)	(14)	
		(j)	99			(j)	71			(j)	59	
Long-term liabilities of operations held for sale	322		-	322	14		-	14	14		-	14
Minority interests	519		-	519	150		-	150	132		-	132
Shareholders' equity												
Redeemable non-retractable preference shares	160		-	160	160		-	160	160		-	160
Common shareholders' equity												
Common shares	6,461		-	6,461	4,731		-	4,731	4,713		-	4,713
Additional paid-in capital	128		-	128	42		-	42	33		-	33
Retained earnings	3,331	(a)	42	3,350	3,467	(a)	21	3,395	4,012	(a)	61	3,989
		(b)	(55)			(b)	(54)			(b)	(56)	
		(i)	32			(f)	(39)			(f)	(28)	
Common shares held by a subsidiary	(56)		-	(56)	-		-	-	-		-	
Deferred translation adjustments	-	(a)	(29)	635	-	(b)	54	259	-	(b)	56	(152)
		(b)	55			(g)	205			(g)	(208)	
		(g)	609									
Accumulated other comprehensive income (loss)	253	(a)	12	-	(108)	(c)	(6)	-	(348)	(c)	(8)	-
		(c)	(6)			(d)	319			(d)	148	
		(d)	350			(g)	(205)			(g)	208	
		(g)	(609)									
	10,117		401	10,518	8,132		295	8,427	8,410		173	8,583
	10,277		401	10,678	8,292		295	8,587	8,570		173	8,743
Total liabilities and shareholders' equity	31,948		299	32,247	17,761		19	17,780	17,551		117	17,668

Alcan Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of US$, except where indicated)

33.   PRIOR YEAR AMOUNTS

Certain prior year amounts have been reclassified to conform with the 2003 presentation.

34.   SUBSEQUENT EVENTS (UNAUDITED)

On April 14, 2004, the Company entered into a long-term, global, five year multi-currency credit facility with a syndicate of major international banks amounting to $3,000. This facility expires in 2009.

The Company announced on May 18, 2004 its intention to pursue a spin-off to its shareholders of substantially all of the rolled products businesses held by the Company prior to its acquisition of Pechiney. The proposed distribution will create the world's largest aluminum rolled products company. The plan is for the new company to be domiciled in Canada with its executive office in the United States. Applications are planned to list the shares of the new company on the New York and Toronto stock exchanges. It will have approximately 10,000 employees worldwide.

The on-going Alcan, with its global headquarters and executive offices in Montreal, Canada, would continue to have a position in bauxite and alumina, aluminum production, an engineered products business, as well as a flexible and specialty packaging business. Following the separation, the Company would have 78,000 employees globally and revenues of approximately $20 billion.

The intended spin-off will be in the form of a pro-rata distribution of common stock of the new company. The capital structure of the two companies at the time of the spin-off will be optimized according to their respective financial requirements and opportunities. It is intended that Alcan would retain its current dividend policy, and that the new company would have its own dividend policy in place at the time of the transaction.

The transaction is contingent upon a number of conditions including the receipt of required regulatory approvals, definitive approval by the Company's Board of Directors, and Alcan shareholder approval. Assuming these conditions are met, the Company expects to complete the transaction before year-end.

On May 26, 2004, the Company announced that the planned strategic spin-off of substantially all of its rolled products businesses will accomplish the Company's requirement to divest either of the Neuf-Brisach rolling facilities or the AluNorf/Gottingen/Nachterstedt rolling facilities, as described in Note 25 – Commitments and Contingencies. The Company and the European Commission held detailed discussions concerning the terms of and rationale for the proposed transaction and the asset composition of the entity to be spun-off. As part of its planning for the proposed spin-off, the Company has taken into account the comments received from the European Commission.

On May 26, 2004, the Company and the DOJ executed and filed with the United States District Court in Washington, D.C. an Amended Final Judgement. The amendment recognizes that the Company's proposed spin-off transaction provides an alternative remedy to the existing order to divest Ravenswood, as described in Note 25 – Commitments and Contingencies. According to the terms of the amendment, either the sale of Ravenswood or the execution of the proposed spin-off will satisfy the Amended Final Judgement. The Company has 180 days from the filing of the Amended Judgement to complete either the divestiture or the spin-off. The DOJ may extend the period by up to 60 days. The Company also agreed to continue operating the Ravenswood business separately.

Alcan Inc.

EXHIBIT 99.3 - RESTATEMENT OF QUARTERLY FINANCIAL DATA

(In millions of US$, except where indicated)

(unaudited]	FIRST	SECOND	THIRD	FOURTH	YEAR
2003					
Revenues	3,249	3,505	3,529	3,567	13,850
Cost of sales and operating expenses	2,614	2,838	2,842	2,877	11,171
Depreciation and amortization	208	216	221	217	862
Income taxes	141	144	65	(90)	260
Other items	270	284	293	448	1,295
Income from continuing operations[1]	16	23	108	115	262
Loss from discontinued operations	(4)	(115)	(21)	(19)	(159)
Income (Loss) before cumulative effect of accounting changes	12	(92)	87	96	103
Cumulative effect of accounting changes	(39)	-	-	-	(39)
Net income (Loss)	(27)	(92)	87	96	64
Dividends on preference shares	2	1	2	2	7
Net income (Loss) attributable to common shareholders	(29)	(93)	85	94	57
Net Income (Loss) per share common share – basic and diluted (in US$)					
Income from continuing operations	0.04	0.07	0.32	0.36	0.79
Loss from discontinued operations	(0.01)	(0.36)	(0.06)	(0.06)	(0.49)
Cumulative effect of accounting changes	(0.12)	-	-	-	(0.12)
Net income (Loss) per common share – basic and diluted (in US$)[2]	(0.09)	(0.29)	0.26	0.30	0.18
Net income (Loss) under Canadian GAAP[3]	-	(102)	94	163	155

	FIRST	SECOND	THIRD	FOURTH	YEAR
2002					
Revenues	2,921	3,182	3,215	3,165	12,483
Cost of sales and operating expenses	2,350	2,546	2,578	2,558	10,032
Depreciation and amortization	184	195	191	202	772
Income taxes	104	109	41	33	287
Other items	132	276	239	324	971
Income from continuing operations[1]	151	56	166	48	421
Loss from discontinued operations	(3)	(1)	(7)	(10)	(21)
Income (Loss) before cumulative effect of accounting changes	148	55	159	38	400
Cumulative effect of accounting changes	(748)	-	-	-	(748)
Net income (Loss)	(600)	55	159	38	(348)
Dividends on preference shares	1	1	1	2	5
Net income (Loss) attributable to common shareholders	(601)	54	158	36	(353)
Net Income (Loss) per share common share – basic and diluted (in US$)					
Income from continuing operations	0.46	0.18	0.51	0.14	1.29
Loss from discontinued operations	(0.01)	(0.01)	(0.02)	(0.03)	(0.07)
Cumulative effect of accounting changes	(2.32)	-	-	-	(2.32)
Net income (loss) per common share – basic and diluted (in US$)[2]	(1.87)	0.17	0.49	0.11	(1.10)
Net income under Canadian GAAP [3]	77	62	196	16	351

Alcan Inc.

RESTATEMENT OF QUARTERLY FINANCIAL DATA (cont'd)

(unaudited)	FIRST	SECOND	THIRD	FOURTH	YEAR
2001					
Revenues	3,243	3,136	3,138	3,028	12,545
Cost of sales and operating expenses	2,604	2,507	2,513	2,484	10,108
Depreciation and amortization	192	201	202	214	809
Income taxes	26	88	36	(165)	(15)
Other items	349	256	280	818	1,703
Income (Loss) from continuing operations[1]	72	84	107	(323)	(60)
Loss from discontinued operations	(3)	-	(2)	(1)	(6)
Income (Loss) before cumulative effect of accounting changes	69	84	105	(324)	(66)
Cumulative effect of accounting changes	(12)	-	-	-	(12)
Net income (Loss)	57	84	105	(324)	(78)
Dividends on preference shares	2	2	2	2	8
Net income (Loss) attributable to common shareholders	55	82	103	(326)	(86)
Net Income (Loss) per common share – basic (in US$)					
Income from continuing operations	0.22	0.26	0.34	(1.03)	(0.21)
Loss from discontinued operations	(0.01)	-	(0.01)	-	(0.02)
Cumulative effect of accounting changes	(0.04)	-	-	-	(0.04)
Net income (Loss) per common share – basic (in US$)[2]	0.17	0.26	0.33	(1.03)	(0.27)
Net income (Loss) per common share – diluted (in US$)					
Income from continuing operations	0.22	0.26	0.33	(1.03)	(0.21)
Loss from discontinued operations	(0.01)	-	(0.01)	-	(0.02)
Cumulative effect of accounting changes	(0.04)	-	-	-	(0.04)
Net income (Loss) per common share – diluted (in US$)[2]	0.17	0.26	0.32	(1.03)	(0.27)
Net income (Loss) under Canadian GAAP[3]	120	67	148	(357)	(22)

(1) The first quarter of 2003 included a net after-tax charge of $12 relating mainly to prior years' tax adjustments.

The second quarter of 2003 included net after-tax gains of $27 relating mainly to gains of $42 on the sale of non-core assets in Italy and the remaining portfolio investment in Nippon Light Metal Company, Ltd., partially offset by charges of $8 for closure of the Charlotte packaging plant and Bay St. Louis plant in the United States.

The third quarter of 2003 included a non-cash, after-tax charge of $24 relating mainly to the realization of deferred translation losses of $11 on the sale of a subsidiary in Thailand and charges of $7 for environmental provisions related to certain operations in the United States and Switzerland.

The fourth quarter of 2003 included a net after-tax gain of $53 relating mainly to one time favourable tax benefits of $85 arising principally from changes in Australian tax legislation, currency-related net gains of $57 on the financing of the Pechiney acquisition, gains on sales of assets in the U.K. of $6, a gain on the sale of an extrusions business in Malaysia of $4, and a favourable adjustment of $7 to previously recorded environmental provisions. These items were partially offset by purchase accounting adjustments related to in-process research and development of $50, goodwill impairment in the extrusions operations of $28, an environmental provision in the United States of $16, and the restructuring of a packaging operation in Switzerland of $8.

The first quarter of 2002 included net after-tax charges of $7 relating mainly to the restructuring program announced in 2001. The charges included a fixed asset impairment charge of $9 relating to the recycling operations at the Borgofranco plant in Italy and a loss of $5 on the sale of extrusions operations in Thailand. The second quarter of 2002 included net after-tax charges of $8 relating mainly to the restructuring program announced in 2001. The charges included severance and pension costs of $7 relating to the closure of the Bracebridge cable plant in Ontario, Canada. The third quarter of 2002 included net after-tax charges of $6 relating mainly to increases of $9 to legal provisions and net recoveries of $2 relating to the 2001 restructuring program principally arising from severance costs of $4 for the extrusions operations in Malaysia, light gauge operations in Fairmont, West Virginia, and certain cable operations in North America, and income of $8, primarily for the write-back of excess contract loss provisions. The fourth quarter of 2002 included net after-tax charges of $84 relating mainly to a provision of $68 for the ruling on a contract dispute with Powerex (a subsidiary of BC Hydro) and charges of $20 for the closures of the specialty chemicals plant at Burntisland, U.K. and the Banbury, U.K. R&D facilities. These charges were partially offset by a gain of $24 on the sale of a portfolio investment.

Alcan Inc.

RESTATEMENT OF QUARTERLY FINANCIAL DATA (cont'd)

The first quarter of 2001 included after-tax charges for the impairment in value of fixed assets of $70 for Jamaica. The second quarter of 2001 included an after-tax charge of $17 principally comprised of $20 for post-closing adjustments relating to the divestment of Jamaica, partly offset by a write-back of restructuring costs of $4 in the U.K. The results for the fourth quarter of 2001 included a net after-tax charge of $444. This included a $78 charge related to the restructuring program announced on October 17, 2001, and a $22 charge related to the synergy program announced in the fourth quarter of 2000 in relation to the merger with algroup. Also included are impairment provisions of $186 in relation to certain assets and capitalized project costs, a $167 charge related to environmental provisions, and a favourable prior year's tax adjustment of $12.

(2) Net income per common share calculations are based on the average number of common shares outstanding in each period. See note 6 – Earnings Per Share – Basic and Diluted.

(3) See note 32 – Differences between Canadian and United States Generally Accepted Accounting Principles (GAAP) for explanation of differences between U.S. and Canadian GAAP.

Alcan Inc.

EXHIBIT 99.4 - RESTATEMENT OF SELECTED HISTORICAL FINANCIAL DATA

SELECTED HISTORICAL FINANCIAL DATA
(in millions of US $, except for per share amounts)
(unaudited)

Years ended 31 December

	2000		1999	
	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP
Sales and operating revenues	9,237	9,243	7,449	7,457
Net income	582	587	455	448
Net income per share – basic	2.31	2.33	2.04	2.00
Net income per share – diluted	2.31	2.33	2.04	2.00
Total assets	17,846	18,084	9,623	9,830
Long-term debt (including current portion)	3,423	3,555	1,197	1,322
Other debt	1,149	1,127	158	167
Cash and time deposits	212	249	293	315
Shareholders' equity	8,740	8,731	5,551	5,532
Cash dividends per share	0.60	0.60	0.60	0.60